

YEAR IN REVIEW 2006


LCA
VISION

LCA
VISION


LasikPlus
LasikPlus
LasikPlus
LasikPlus

CONTENTS

Forward-Looking Statements

This annual report contains forward-looking statements that are subject to risks and uncertainties including, but not limited to, the impact of competition and pricing, procedure demand and consumer and marketplace acceptance, and unforeseen fluctuations in operating and financial results, among other risks detailed from time to time in the company's filings with the Securities and Exchange Commission, including but not limited to, the company's registration statement and its Forms 10-K/A and 10-Q.

SHAREHOLDER INFORMATION

2007 Annual Shareholder Meeting

The annual meeting of shareholders will be held on Tuesday, August 21, 2007 at 10:00 a.m. (ET) at the Queen City Club, 331 East Fourth Street, Cincinnati, Ohio 45202.

Investor Relations

Shareholders, analysts, investment professionals, members of the media, and potential investors who would like corporate and financial information on LCA-Vision Inc., should contact:

Patricia Forsythe
Vice President, Investor Relations

LCA-Vision Inc.
7840 Montgomery Road
Cincinnati, Ohio 45236

Phone: 513-792-5629 or 800-688-4550 x 351
E-Mail: Invest@lca.com

Securities & Exchange Commission Filings

All reports filed electronically by LCA-Vision Inc. with the United States Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current event reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on our corporate websites: www.lca-vision.com or www.lasikplus.com, or by contacting Investor Relations. These filings are also accessible on the SEC's website at www.sec.gov.

Registrar & Transfer Agent

Computershare serves as the Registrar and Transfer Agent for LCA-Vision Inc. common stock. Shareholders of record may access their accounts via the internet at www.computershare.com. For log-in assistance or other inquiries, call 781-575-4593.

LCA-Vision & Lasik*Plus* on the Internet

Additional corporate and investor information, such as news releases, webcasts, share trading data and regulatory filings are available at our corporate website at www.lca-vision.com. To learn more about Lasik*Plus* vision centers visit us at: www.lasikplus.com or call 888-312-LCAV (5228).

LCAV
NASDAQ
LISTED

Common Stock Listing

LCA-Vision's common stock trades on the Nasdaq Stock Market under the symbol LCAV.

Independent Accountants

Ernst & Young, LLP
Cincinnati, Ohio

Corporate Counsel

Taft, Stettinius & Hollister LLP
Cincinnati, Ohio

Corporate Governance

LCA-Vision's corporate governance practices are described in the following documents: Governance Guidelines and Principles, Audit Committee Charter, Nominating & Governance Committee Charter, Code of Business Conduct & Ethics, and Compensation Committee Charter. These documents are available on our corporate website at www.lca-vision.com and in print form through the investor relations department.

LCA-Vision Corporate Governance Hotline

Concerns or complaints regarding accounting, internal accounting controls or auditing matters may be submitted anonymously and confidentially via the LCA-Vision Corporate Governance Hotline at 800-789-6417. This hotline is available to all of the company's employees and other stakeholders to report questionable accounting or auditing matters. The hotline is managed by a third-party and is available 24-hours a day, seven days a week.


LCA
VISION

SHAREHOLDER LETTER

June 30, 2007

A Note from Our Chairman

This past year has brought a number of significant changes to LCA-Vision's executive management team and Board of Directors. Within the past year, Stephen Joffe, founder of the company and Chairman and Chief Executive Officer; Kevin Hassey, President; and Craig Joffe, Chief Operating Officer, General Counsel and Secretary, left the company. Craig also served as our Interim Chief Executive Officer from March 1, 2006 through November 1, 2006. Stephen, Kevin and Craig were members of LCA-Vision's executive management team, and Stephen and Craig served on the Board of Directors. On behalf of the Board of Directors and management team, I thank them for their hard work in helping establish LCA-Vision/Lasik*Plus* as a recognized name and highly-regarded industry leader. While they were instrumental in our past success, we are fortunate to have a capable and seasoned management team now led by Steve Straus, and renowned surgeons and healthcare professionals with strong operational and industry experience who will continue to execute our business strategies.

After an extensive national search by the Board of Directors, Steve Straus was appointed Chief Executive Officer on November 2, 2006. Since joining the company, Steve has been working diligently evaluating the state of our company and working with our board and management team to refine our business model and improve the execution of our strategy. Steve has also spent a significant amount of time meeting with associates, patients, shareholders, analysts, and vendors throughout the United States. He is using his strong and diverse leadership background in the healthcare industry to further expand the Lasik*Plus* brand throughout the country. Steve, along with a talented management team, exceptional associates, and your LCA-Vision Board are working collaboratively and conscientiously to increase shareholder value. We appreciate your continued support.

Sincerely,

Anthony Woods

Anthony Woods
Chairman of the Board



Dear Shareholders:

I am grateful to be part of the dedicated LCA-Vision/Lasik*Plus* team, and I am honored by the support and confidence from the Board of Directors to appoint me as Chief Executive Officer. I embrace my responsibility with vigor knowing that the company has a clear vision, a sound strategy, high quality leadership, and a healthy culture.

LCA-Vision is one of the leading providers of laser vision correction in the United States, whether measured by procedure volume, revenues, or profitability. In my role as CEO, I will continue to build upon our market position in 2007 and beyond. Before I was appointed as CEO in early November, I followed LCA-Vision for years and knew the company was well positioned. However, I did not anticipate the depth of strength I found in even the smallest aspects of our business. I have visited the majority of our Lasik*Plus* vision centers, speaking with doctors, staff and patients, and those meetings convinced me that our vision centers consistently deliver outstanding customer service and clinical results with industry-leading patient satisfaction. Once a qualified patient crosses the threshold of one of our vision centers, we do a superior job of converting that prospect into a treated patient delighted with the gift of better vision.

Throughout 2006, we successfully opened 10 Lasik*Plus* vision centers. We opened seven centers in new markets and three centers in existing markets. We continue to believe in our growth strategy of developing centers internally rather than acquiring other businesses, as this provides the highest pretax returns -- a 223% return on invested capital last year alone.

For 2006, revenues grew 35% to $238.9 million, up from $176.9 million in 2005, procedure volume increased 30% to over 185,000 procedures, up from 142,000 procedures in 2005, and fully-diluted earnings per share increased 25% to $1.34, up from $1.07 in 2005.

Historically, we have offered separately priced visual acuity plans and deferred the revenues for those patients expected to use the acuity plans. In May of 2007, we restated our financial statements to defer all of the incremental revenue derived from the sale of these separately priced extended warranties. For a complete discussion on the effect of this restatement, please refer to Note 10 on page 50 of our Form 10-K/A. The restatement did not change cash provided by operating activities, or cash and cash equivalents on the balance sheet. All revenues and operating results in this annual report reflect the restated financial results.

Our 2006 financial results were also impacted by the adoption of the Financial Accounting Standards Board Statement 123(R), also referred to as FAS 123(R), which required companies to begin expensing stock options and other share-based compensation beginning on January 1, 2006. Had the company adopted FAS 123(R) on January 1, 2005 rather than on January 1, 2006, earnings per share in 2005 would have been $0.95 compared with our 2005 reported earnings per share of $1.07. We believe that disclosing the effect of adopting FAS 123(R) allows for consistent comparison of our 2006 and 2005 results.

In November 2006, LCA-Vision completed the share repurchase plan the Board of Directors approved in May 2005. The company repurchased one million shares of its common stock at an average price of $38.52 for a total investment of approximately $38.5 million. Also in November of 2006, the Board of Directors authorized an additional share repurchase plan to buy up to $50 million of our common stock. Through December 31, 2006, the company had repurchased 442,400 shares of common stock at an average price of $35.06 for a total investment of approximately $15.5 million. On a cumulative basis, the company has now repurchased over 20% of all shares ever issued.

In the fourth quarter of 2006, the Board of Directors authorized an increase of the quarterly cash dividend by 50% to $0.18 per share, per quarter. This marks the third straight year shareholders enjoyed a 50% increase. Combining cash invested in share repurchases and cash returned to shareholders with quarterly dividends, the company returned just under $63 million to shareholders in 2006.

How will we improve upon these already excellent results? Our vision for the future is to continue to target the top 100 markets in the United States. Our stated goal is to expand our center base by 20% to 25% per year. For 2007 we have plans to open 12 to 15 new vision centers, and by the time this annual report is printed, we will have opened a total of nine Lasik*Plus* vision centers so far this year. Based on this level of sustained growth, we expect LCA-Vision will operate at least 120 vision centers in 40 states by the end of 2010. As of the writing of this letter, there were 68 Lasik*Plus* vision centers located in 31 states in 53 markets. We seek to grow share in existing markets by:

- renovating older Lasik*Plus* vision centers,
- transitioning select existing Lasik*Plus* vision centers into stand-alone retail facilities that offer more convenient access and greater hours of availability,
- refreshing our marketing messages,
- training and development of our Lasik*Plus* vision center associates, and
- improving our center-level key operating metric performance.

Thousands of patients desiring better vision visit our Lasik*Plus* vision centers each year. We thank them for making the discriminating choice in laser vision correction.

I also want to personally thank our doctors, vision center staff, Patient Communication Center personnel and our corporate associates -- all of whom contribute to providing exceptional care at an affordable price. Their dedication leads to our continued success. Thank you, loyal shareholders. Your support enables LCA-Vision to grow in ways that improves people's lives. For this reason, we are committed to making 2007 LCA-Vision's best year yet.

Sincerely,

Steven Straus
Chief Executive Officer



GROWTH STRATEGY

The professional services and quality vision care we provide at LCA-Vision, through our Lasik*Plus* vision centers, improves the lives of thousands of people each year. By continuing to find new growth opportunities, we extend our market reach to better serve those seeking affordable, technologically-advanced laser vision correction.

To this end, future growth will develop through the following:

Marketing

We made the decision in the fourth quarter of 2006 to hire our first Chief Marketing Officer. In May of 2007, Jim Brenner joined LCA-Vision/Lasik*Plus* in this role. Jim is a seasoned marketing executive who understands how to build brands. He will focus his energy and talents to coordinate and refine our marketing efforts across all elements of patient acquisition including our Patient Communication Center, direct marketing efforts and managed care relationships.

Physical Expansion

We have plans to open 12 to 15 vision centers throughout 2007. By the end of this year, there will be approximately 74 Lasik*Plus* vision centers operating in the U.S. Our plans over the next several years are to expand our center base by 20% to 25% annually. Based on this level of growth, LCA-Vision will operate at least 120 vision centers in 40 states in the top 100 U.S. markets by the end of 2010. We are also committed to relocating or renovating our older vision centers to more closely reflect the current Lasik*Plus* real estate model we launched in 2003. By the end of 2007, nearly half of our Lasik*Plus* vision centers will be less than three years old.

Vendor Relationships

Forging stronger strategic relationships with our top vendors ensures the company leads in safety, technology, marketing and clinical expertise. Our medical advisory board works with the leading ophthalmic device manufacturers to test and invest in the latest advances in eye care. This commitment to working closely with vendors in turn creates the peace of mind that patients seek when considering laser vision correction.

Investing in our People

To build value for shareholders, the communities we serve, and for the patients who visit our Lasik*Plus* vision centers, we must first create value for our associates. This comes through workplace enrichment and professional development. We continually seek innovative ways to hire and retain the most qualified people. Steve Jones joined LCA-Vision/Lasik*Plus* in May of 2007 as Senior Vice President of Human Resources to oversee our human resources, recruiting and training functions, and to help us build and cultivate an environment that supports our associates and the diverse communities we serve. Steve brings to us 25 years of Human Resources experience.

Lasik*Plus* Vision Centers *(as of June 30, 2007)*

68 Lasik*Plus* Vision Centers • 53 Markets • 31 States



Alabama
Birmingham

Arizona
Phoenix

Arkansas
Little Rock

California
Northern California (2)
Sacramento
San Diego
San Jose

Connecticut
Hartford
New Haven

Colorado
Denver
Colorado Springs

Florida
Jacksonville
Orlando
Tampa

Georgia
Atlanta (4)

Illinois
Chicago (4)

Indiana
Indianapolis

Kansas
Kansas City

Kentucky
Lexington
Louisville

Maryland
Baltimore (3)

Michigan
Grand Rapids

Minnesota
Minneapolis-St. Paul (3)

Missouri
St. Louis

Nebraska
Omaha

Nevada
Las Vegas

New Jersey
Paramus

New Mexico
Albuquerque

New York
Albany
Long Island
Scarsdale

North Carolina
Charlotte
Raleigh

Ohio
Cincinnati
Cleveland
Columbus
Dayton

Oklahoma
Oklahoma City

Oregon
Portland

Pennsylvania
Harrisburg
Philadelphia (2)
Pittsburgh

Texas
Austin
Dallas
Houston (2)
San Antonio

Utah
Salt Lake City

Virginia
Norfolk
Richmond
Washington, D.C. (3)

Washington
Seattle

Wisconsin
Green Bay
Milwaukee

RESULTS

Total Revenue



$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
Q1
Q2
Q3
Q4
2003
2004
2005
2006

Lasik*Plus* Vision Centers in the U.S.



# of LasikPlus Vision Centers
75
60
45
30
15
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Procedures by Market Segment



Individual Surgeons 57%
Hospitals/Universities 5%
LCA-Vision/ LasikPlus 14%
All Other Corporate 24%

Growing Market Share



14.9%
13.1%
Q3-06
11.9%
8.1%
6.0%
2003
2004
2005
2006

★ **LCAV became the #1 provider of laser vision correction in the United States based on procedures, revenue and income.**

Data to determine market segment procedure volume and market share gains obtained from Market Scope (May 15, 2007) and company reports.

LCA-Vision Inc. is a leading provider of laser vision correction services under the Lasik*Plus* brand. As of June 30, 2007, we operated 68 Lasik*Plus* fixed-site laser vision correction centers located in 31 states and 53 markets in the United States, and a joint venture in Canada. We focus exclusively on laser vision correction services, and have performed over 800,000 laser vision correction procedures in our vision centers in the United States and Canada since 1991.

Lasik*Plus* vision centers are staffed with skilled ophthalmologists, optometrists and other experienced healthcare professionals. Advanced diagnostic equipment and multiple laser platforms are used to help correct nearsightedness, farsightedness and astigmatism.

Lasik*Plus* vision centers are located in major cities throughout the United States. Additional information is available at or our corporate websites: www.lca-vision.com and www.lasikplus.com.

BOARD OF DIRECTORS



Anthony Woods (1) (2)
Chairman of the Board
LCA-Vision Inc.
Chairman, Deaconess Associations, Inc.



William F. Bahl (1) (2*) (3)
Co-Founder & President
Bahl & Gaynor Investment Counsel



Thomas G. Cody (1) (2) (3*)
Vice Chairman
Federated Department Stores



John H. Gutfreund (2) (3)
Senior Advisor
C.E. Unterberg, Towbin



John C. Hassan (1*) (2) (3)
Consultant
BSC Ventures



Craig Joffe
Chief Operating Officer, General Counsel
& Secretary, LCA-Vision Inc.



Steven C. Straus
Chief Executive Officer
LCA-Vision Inc.



David W. Whiting, M.D.
Medical Director
Minneapolis Lasik*Plus* Vision Centers

Committees
(1) Audit Committee
(2) Compensation Committee
(3) Nominating & Governance Committee

* Committee Chair

LEADERSHIP





Pictured left to right: Steven C. Straus, Alan H. Buckey, Anthony Woods

Steven C. Straus
Chief Executive Officer

Alan H. Buckey
Executive Vice President, Finance and Chief Financial Officer

Anthony Woods
Chairman of the Board

Form 10-K/A

LCA
VISION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[X] For the fiscal year ended December 31, 2006

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] For the Transition Period From to

Commission file number 0-27610

LCA-Vision Inc.

(Exact name of registrant as specified in charter)

Delaware	11-2882328
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
7840 Montgomery Road, Cincinnati, OH	45236
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (513) 792-9292
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.001 par value	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ____ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ____ No _X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.
Yes _X_ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer _X_ Accelerated filer ____ Non-accelerated filer ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ____ No _X

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2006, the last business day of the registrant's most recently completed second quarter, was approximately $1,089,000,000.

The number of shares outstanding of the registrant's Common Stock as of February 23, 2007 was 19,889,622

LCA-VISION INC.

FISCAL YEAR 2006 FORM 10-K/A ANNUAL REPORT

TABLE OF CONTENTS

EXPLANATORY NOTE – RESTATEMENT OF FINANCIAL INFORMATION

LCA-Vision Inc. (the "Company" or "LCA-Vision") is filing this annual report on Form 10-K/A for the year ended December 31, 2006 ("Amendment" or "2006 Form 10-K/A Report") to amend our annual report on Form 10-K for the year ended December 31, 2006 ("Original Filing" or "2006 Form 10-K Report") that was filed with the Securities and Exchange Commission ("SEC") on February 27, 2007.

On March 9, 2007, LCA-Vision received a comment letter from the SEC related to a staff review of our 2006 10-K Report. The single issue raised in this letter addressed the Company's revenue recognition policy regarding services provided subsequent to the initial surgical procedure. In most cases, our base price laser vision correction surgery includes a one-year acuity program which will cover the cost of post-surgical enhancements should the patient not achieve the desired visual correction during the initial procedure. In addition, we offer our patients the option to purchase a lifetime acuity plan. The majority of our patients purchase the lifetime acuity program. The company's historical policy had been to defer revenues for separately priced extended warranties for those patients expected to receive treatment under the warranty. Historical data indicates that only 7% of patients received treatment under the warranty. The accounting for separately priced extended warranties is subject to Financial Accounting Standards Board ("FASB") Technical Bulletin 90-1 ("FTB 90-1"), *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.*

Following receipt of the SEC staff comment letter and upon further examination of the manner in which we have historically accounted for the revenues associated with the lifetime acuity program, we determined that our accounting for deferred revenues was not appropriate under FTB 90-1 and resulted in an overstatement of revenues. Under FTB 90-1, 100 percent of revenues from separately priced extended warranties are to be deferred and recognized over the life of the contract on a straight-line basis unless the Company has sufficient experience to indicate that the costs to provide the service will be incurred other than on a straight-line basis. The Company has sufficient experience to support that future enhancements will be incurred on other than a straight-line basis. Accordingly, we have restated our results to reflect the proper deferral of revenues associated with our lifetime acuity program as a separately priced extended warranty under FTB 90-1. We recognized these deferred revenues in our restated results over the period in which the future costs of performing the enhancement procedures are expected to be incurred. Because our base price generally included the right to enhancements in the first year, we recognize these deferred revenues, currently estimated to extend over a seven year period, based on historical enhancement rate patterns with amortization beginning after the first anniversary of a patient's surgical date. Under the historical pattern, approximately 51% of the deferred revenue will be recognized in the second year after the patient's initial surgery. The following table highlights the amortization rates in each successive period:

Year after Initial Surgery	Amortization Rate
3	15%
4	13%
5	11%
6	7%
7	3%

In addition to the deferral of revenues under FTB 90-1, we are also deferring a portion of our costs of service related to professional fees paid to the attending surgeon. Professional fees, which are commission based, are earned when a procedure is performed. The physician receives no incremental fee for an enhancement procedure. Accordingly, a portion of the professional fee paid to the physician relates to the future enhancement procedures to be performed and qualifies for deferral under FTB 90-1 as a direct and incremental cost of the warranty contract. We will use the same historical experience to amortize the deferred revenue and the deferred professional fees.

As a result of the foregoing, we are restating herein our historical balance sheets as of December 31, 2006 and 2005; our statements of operations, stockholders' investment and cash flows for the years ending 2006, 2005 and 2004; and selected financial data as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002.

The following table sets forth a reconciliation of previously reported and restated net income/(loss) and retained deficit as of the dates and for the periods shown (in thousands):

	Net Income/(Loss)					Retained Deficit At December 31,
	2006	2005	2004	2003	2002	2001
Previously reported	$ 38,296	$ 31,653	$ 32,029	$ 7,269	$ (3,826)	$ (40,512)
Pre-tax adjustments:						
Deferred revenues	(18,002)	(15,523)	(6,758)	(2,588)	666	(7,637)
Deferred professional fees	1,800	1,552	676	259	(67)	764
Total pre-tax adjustments	(16,202)	(13,971)	(6,082)	(2,329)	599	(6,873)
Related tax effect - provision for / (benefit from)	(6,276)	(5,299)	(5,924)	-	-	-
Net after-tax adjustments	(9,926)	(8,672)	(158)	(2,329)	599	(6,873)
Restated	$ 28,370	$ 22,981	$ 31,871	$ 4,940	$ (3,227)	$ (47,385)

There is no change to cash provided by operating activities or to cash and cash equivalents on the balance sheet for any period affected.

Management has also determined that a control deficiency related to the recognition and measurement of deferred revenues constituted a material weakness in our internal control over financial reporting. We have fully remediated the weakness as of April 30, 2007. See Item 9A. "Controls and Procedures" for additional discussion.

For the convenience of the reader, this 2006 Form 10-K/A Report sets forth the Original Filing in its entirety, although we are only restating portions of Items 6, 7, 8, 9A affected by corrected financial information, clarifying language in Item 7A and adding the information required in Part III. This 2006 Form 10-K/A includes currently-dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as well as the currently dated consent of our independent registered public accounting firm. The changes we have made are a result of and reflect the restatement described herein; no other information in the Original Filing has been updated.

Except for as described above, this 2006 Form 10-K/A Report continues to speak as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing.

Because this 2006 Form 10-K/A Report restates all of the pertinent financial data for the affected periods, we do not intend to amend our previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for periods ending prior to December 31, 2006. As a result, the reader should not rely on the prior filings, but should rely upon the restated financial statements, reports of our independent registered public accounting firm and related financial information for affected periods contained in this 2006 Form 10-K/A Report.

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report on Form 10-K, including information with respect to our future business plans, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by our forward-looking statements. These factors include those set forth in "Item 1A - Risk Factors."

Item 1. Business.

The information included in Item 1 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing or to reflect the passage of time since the date of the Original Filing.

Background and History of Company

LCA-Vision Inc. (the Company or LCA-Vision) is a leading provider of fixed-site laser vision correction services at our Lasik*Plus* vision centers. Our vision centers provide the staff, facilities, equipment and support services for performing laser vision correction that employ advanced laser technologies to help correct nearsightedness, farsightedness and astigmatism. We currently use three suppliers for fixed site excimer lasers: Bausch & Lomb, Advanced Medical Optics and Alcon. Our vision centers are supported mainly by independent, board-certified ophthalmologists and credentialed optometrists, as well as other health care professionals. The ophthalmologists perform the laser vision correction procedures in our vision centers, and either ophthalmologists or optometrists conduct pre-procedure evaluations and post-operative follow-ups in-center. We have performed over 740,000 laser vision correction procedures in our vision centers in the United States and Canada since 1991. Most of our patients receive a procedure called LASIK, which we began performing in the United States in 1997.

We currently own and operate 60 Lasik*Plus* fixed-site laser vision correction centers generally located in larger metropolitan markets in the United States, and also have a joint venture in Canada.

The Company derives all of its operating revenues from laser refractive surgery, our only reported segment. Financial information concerning revenues, profit and loss and total assets are contained in "Item 8. Financial Statements and Supplementary Data" under "Consolidated Balance Sheets" and "Consolidated Statements of Operations."

Laser Vision Correction Procedures

Laser vision correction procedures are designed to reshape the outer layers of the cornea to help correct refractive vision disorders by changing its curvature with an excimer laser, which may reduce the need for wearing corrective lenses such as glasses and contact lenses. Prior to the laser vision correction procedure, an assessment is made of the patient's candidacy for the treatment and the correction required to program the excimer laser. The software of the excimer laser then calculates the number of pulses needed to achieve the intended correction using a specially developed algorithm. A speculum is inserted to prevent blinking and topical anesthetic eye drops are applied. The patient reclines in a chair, eyes focused on a fixed target, while the ophthalmologist positions the patient's cornea for the procedure. The excimer laser emits energy in a series of pulses, with each pulse typically lasting only a fraction of a second. High-energy ultraviolet light produced by the excimer laser creates a "non-thermal" ablation to remove corneal tissue and reshape the cornea. The amount of tissue removed depends upon the degree of the vision disorder being corrected. Following the procedure, the front surface of the eye is flatter when corrected for nearsightedness, and steeper when corrected for farsightedness. A series of patient follow-up visits is scheduled with an optometrist or ophthalmologist to monitor the corneal healing process, to check that there are no complications and to test the correction achieved by the procedure. The typical procedure takes 15 to 30 minutes from set-up to completion.

We provide primarily two types of procedures in our vision centers:

PRK and Surface Ablation. PRK has been approved by the U.S. Food and Drug Administration (FDA) for commercial use in the United States since 1995. In PRK procedures, the ophthalmologist removes the thin layer of cells covering the outer surface of the cornea (the epithelium) in order to apply the excimer laser pulses directly to the surface of the cornea. Following the PRK procedure, a contact lens bandage is placed on the eye to protect it. The patient may experience discomfort and blurred vision until the epithelium heals, which can take several days or longer. The doctor generally will prescribe certain topical pharmaceuticals for use by the patient post-procedure to assist in alleviating discomfort, minimizing infection and helping to promote corneal healing.

Although a patient generally experiences substantial improvement in clarity of vision within a few days following the procedure, it can take several months for the full benefits of the PRK procedure to be realized. Some patients elect to have one eye treated in one visit and the second eye treated at a later date. Some ophthalmologists also perform Epi-LASIK or LASEK, in which a portion of the surface tissue is lifted from the eye prior to laser treatment and then replaced.

LASIK. In 1997, we began performing LASIK, which now accounts for the majority of our laser vision procedures in the United States. In LASIK procedures, an automated microsurgical instrument called a microkeratome or a femtosecond laser is typically used to create a thin flap, which remains hinged to the eye. The corneal flap is then laid back and excimer laser pulses are applied to the exposed surface of the cornea to treat the eye according to the patient's prescription. The corneal flap is then folded back to its original position and inspected to ensure that it remains secured in position by the natural suction of the cornea. Since the surface layer of the cornea remains intact with LASIK, a bandage contact lens is normally not required and the patient typically experiences little discomfort. LASIK often has the advantage of more rapid recovery than PRK, with most patients seeing well enough to drive a car the next day and enjoying shorter recovery periods. The LASIK procedure generally allows an ophthalmologist to treat both eyes of a patient during the same visit and produces prompt results, frequently enabling patients to see well postoperatively almost immediately.

The Laser Vision Correction Market

More than 150 million Americans, or approximately 50% of the U.S. population, require eyeglasses or contact lenses to correct common vision problems. Most people seeking vision correction suffer from one or more refractive vision disorders, which often result from improper curvature of the cornea as related to the size and shape of the eye. If the cornea's curvature is not precisely correct, it cannot properly focus the light passing through it onto the retina, and the viewer will see a blurred image. Three common refractive vision disorders are:

- Myopia (nearsightedness)—images are focused in front of the retina, resulting in the blurred perception of distant objects
- Hyperopia (farsightedness)—images are focused behind the retina, resulting in the blurred perception of near objects
- Astigmatism—images are not focused on any point due to the varying curvature of the eye along different axes.

Since the FDA approved the first laser to perform laser vision correction procedures in the United States in 1995, industry sources estimate that approximately 5.5 million patients have been treated. Laser vision correction is currently one of the most widely performed elective surgical procedures in the United States, with an estimated 1.4 million laser vision correction procedures performed in 2006. It is estimated that the potential market for laser vision correction procedures in the United States is approximately 120 million procedures, according to some industry reports on the U.S. refractive market.

Laser vision correction is typically an elective, private pay procedure performed on an outpatient basis. The demand for laser vision correction procedures performed in the United States is widely believed to be attributable to many factors, including:

- Market acceptance - as the number of procedures performed increases, so does the number of patients able to attest to the perceived benefits of laser vision correction,
- Technology - compared to earlier laser vision correction procedures, the LASIK procedure typically results in less patient discomfort and a shorter recovery period, and
- Applications - FDA approval for the excimer laser used in LASIK laser vision correction procedures has been extended to the treatment of three of the most common types of refractive vision disorders: nearsightedness, farsightedness and astigmatism.

Estimated Number of Laser Vision Correction Procedures in North America per Year



1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007 (e)

Source: Market Scope, February, 2007
(e): 2007 data estimated

Our Business Strategy

Our business strategy is to provide quality laser vision correction services at an affordable price. We operate our vision centers as closed-access facilities, where we are responsible for marketing and patient acquisition and contract with independent ophthalmologists for their services.

We intend to grow our business through increased penetration in our current markets and expansion into new markets. Key elements of our business strategy include:

- Recruiting and retaining independent, board certified ophthalmologists and credentialed optometrists
- Providing patients with a "Continuum of Care"
- Opening and operating new laser vision correction centers
- Providing attractive patient financing alternatives
- Establishing and nurturing relationships with leading managed care providers in the United States to source additional patients
- Developing and implementing innovative marketing campaigns

Recruiting and retaining independent, board certified ophthalmologists and credentialed optometrists. We generally focus our recruiting efforts on leading independent ophthalmologists and optometrists with a reputation for providing quality eye care within their respective markets, and with experience in laser vision correction procedures. Our ophthalmologists generally have completed extensive FDA-mandated training and also have met our qualification criteria, which include a review of state licensure, board certification, malpractice insurance and surgical experience.

Providing patients with a "Continuum of Care." We strive to achieve high patient satisfaction and have established a ''Continuum of Care'' program, the goal of which is to achieve the level of visual correction agreed to by the patient and physician. This program begins with our initial contact with the prospective patient. Our call center personnel are trained to answer questions regarding procedures and generally have access to both a physician to address more difficult inquiries and to past patients to relate procedure experience. Once in the vision center, potential patients can receive a free eye evaluation with the local vision center independent ophthalmologist or optometrist to determine their candidacy for laser vision correction as well as a consultation focused on educating the patient on vision correction procedures, how the procedure may help correct the patient's specific refractive vision disorder and what results the patient may expect after the procedure. Additionally, our vision centers are designed to create a patient-friendly environment and reduce any anxiety associated with getting laser vision correction. We schedule post-surgical follow-ups with patients who have received the procedure to monitor results and provide enhancements to those patients who do not receive the desired correction in the initial procedure. The vast majority of our treated patients who respond to our customer satisfaction surveys indicate that they are satisfied with the care they received in our vision centers.

Opening and operating new laser vision correction centers. We plan to continue to expand our business primarily through the development of new vision centers in attractive new markets and within existing markets. In evaluating new and current markets for opening a laser vision correction center, we consider a number of factors, including population demographics and competition, among other variables. We also typically interview local ophthalmologists and optometrists. We target geographic markets which we believe have the potential to generate break-even procedure volume within the first six months of opening. We have developed what we believe to be relatively cost-efficient standardized vision center designs to be used in building each new vision center to effectively manage patient flow and physician and staff productivity.

Providing attractive patient financing alternatives. Because laser vision correction procedures are elective and generally not reimbursable by third party payors including governmental programs such as Medicare and Medicaid, we currently offer patients several financing alternatives. We work closely with an unaffiliated finance company that offers multiple payment plans to qualifying customers. These payment plans typically provide for payments over a 12-month to 60-month period. We bear no credit risk for loans made under this program. For patients not qualifying for these plans, we also currently offer our own direct financing to customers under which we charge an up-front fee, with the remaining balance paid by the customer in installments over a period of 12 to 36 months.

Establishing and nurturing relationships with leading managed care providers in the United States to source additional patients. With an increasing number of employers adding vision services to their employee benefit packages, we hope to further increase our U.S. footprint and market share by continuing to nurture, develop and grow relationships with managed care organizations, through which we offer discounted rates to plan participants. The plan participant, and not the managed care organization, is currently responsible for the payment of our fees under these arrangements.

Developing and implementing innovative direct marketing campaigns. Our marketing programs seek to reinforce the Lasik*Plus* brand name in addition to raising awareness concerning laser vision correction and promoting our vision centers and the experience of our independent ophthalmologists. In each market, we target a specific demographic group of potential patients through the use of print media, radio, internet, television and direct mail campaigns, among other strategies. In most advertisements, prospective patients are provided a web site address and a toll-free number to contact us. Our call center representatives answer initial questions potential patients may have, and attempt to schedule eye evaluation appointments with the local vision center to determine whether the prospective patient is a candidate for laser vision correction.

Competition

Laser vision correction, whether performed at one of our vision centers or elsewhere, competes with several surgical and non-surgical treatments to correct refractive vision disorders, including eyeglasses, contact lenses, other types of refractive surgery, intraocular lenses and corneal implants. In addition, other technologies may ultimately prove to be more attractive and effective to consumers than current laser vision correction technology.

We also face competition from other providers of laser vision correction. Eye care services in the United States are delivered through a fragmented system of local providers, including individual or small groups of opticians, optometrists and ophthalmologists, and chains of retail optical stores and multi-site eye care vision centers. Industry sources estimate that such local providers represent over 50% of the laser vision correction market. Corporate laser vision correction providers, such as ourselves, are a specialized type of provider, operating multi-site eye care centers that primarily provide laser vision correction. Among the laser vision correction providers, we believe we are the largest provider in terms of number of procedures performed in fixed-site vision centers in the United States.

The market for providing laser vision correction service is highly competitive and fragmented. In most of our markets, we compete with other laser vision correction center chains. These include TLC Vision Corporation, which also is a public company, as well as with hospitals, surgical clinics, national and local operators of vision centers and ophthalmology practices, among others, that have purchased or rent their own lasers. TLC Vision Corporation has recently launched an aggressive new business model focusing on the value segment of the industry. We believe the market is likely to become progressively more competitive as it matures.

In the past, certain competitors have utilized deeply-discounted pricing in an effort to generate procedural volume. This practice has caused periods of intense price competition in our industry. As a result, we have lowered our prices in the past in order to remain competitive. We currently face competitors offering discounted prices, including large chains of laser vision correction centers, in some geographic markets where we conduct business. It is possible that our business could be materially adversely affected in the future by discounting practices of competitors, including from both a price and volume perspective.

Employees

As of February 6, 2007, we had approximately 700 employees, 614 of whom were full-time. None of our employees are subject to a collective bargaining agreement nor have we experienced any work stoppages. We believe our relations with our employees are good.

Trademarks

Not all of the names we use for our products and services have been registered with the United States Patent and Trademark Office. Where we use the "TM" (trademark) symbol, it is our intention to claim trademark rights on those names under common law. The duration of such trademarks under common law is the length of time we continue to use them.

Suppliers of Equipment and Financing Services

We are not directly involved in the research, development or manufacture of ophthalmic laser systems, diagnostic equipment, microkeratomes or microkeratome blades. There are several companies – including Bausch & Lomb, Advanced Medical Optics and Alcon, the three suppliers we currently use - whose excimer laser systems have been approved by the FDA for commercial sale in the United States. We currently rely primarily on Bausch & Lomb to provide us with microkeratomes, microkeratome blades and other disposable items required in LASIK procedures.

A significant percentage of our patients finance some or all of the cost of their procedure. As the role and mix of financing as a percentage of our revenues has expanded, our reliance on an unaffiliated finance company has grown. We currently rely exclusively on this finance company for third-party financing.

Government Regulation

Our operations are subject to extensive federal, state and local laws, rules and regulations affecting the healthcare industry and the delivery of healthcare. Some of these include laws and regulations, which vary significantly from state to state, prohibiting unlawful rebates and division of fees, and limiting the manner in which prospective patients may be solicited. Furthermore, contractual arrangements with hospitals, surgery centers, ophthalmologists and optometrists, among others, are extensively regulated by state and federal laws, some of which may be applicable to our business operations.

Failure to comply with applicable FDA requirements could subject excimer laser manufacturers and us to enforcement action, including product seizures, recalls, withdrawal of approvals and civil and criminal penalties, any one or more of which could have a material adverse effect on our business, financial condition and results of operations. In addition, clearance or approvals could be withdrawn in some circumstances. Failure by us or our principal suppliers to comply with regulatory requirements, or any adverse regulatory action, could result in us being named as a party in ensuing litigation or a limitation on or prohibition of our use of excimer lasers, financing programs, or other necessary services to our business, which in turn would have a material adverse effect on our business, financial condition or results of operations. Discovery of problems, violations of current laws or future legislative or administrative action in the United States or elsewhere may adversely affect the ability of our suppliers and partners to obtain or maintain appropriate regulatory approval. Furthermore, the failure of Advanced Medical Optics, Bausch & Lomb or Alcon or any other manufacturers or suppliers that supply or may supply excimer lasers, diagnostic or other equipment or necessary services to us to comply with applicable federal, state, or foreign regulatory requirements, or any adverse regulatory action against such business suppliers and partners, could limit the supply of lasers or limit our ability to use the lasers.

The following is a more detailed description of certain laws and regulations that affect our operations.

Restrictions on medical devices

In the United States, the FDA regulates the uses, manufacturing, labeling, distribution and marketing of medical devices, including excimer lasers, microkeratomes and certain equipment we use in laser vision correction surgery.

Once FDA approval is obtained, medical device manufacturers are subject to continuing FDA obligations. For example, the FDA requires that medical devices be manufactured in accordance with its Quality System Regulations. In essence, this means that medical devices must be manufactured and records must be maintained in a prescribed manner with respect to production, testing and control activities. In addition, the FDA sometimes imposes restrictions and requirements regarding the labeling and promotion of medical devices, with which users such as us, as well as manufacturers, must comply.

Non-compliance with FDA requirements could subject manufacturers to enforcement action, including:

- Product seizures
- Recalls
- Withdrawal of approvals
- Civil and criminal penalties

Non-compliance by us could subject us to civil and criminal penalties. Any such enforcement action could have a material adverse effect on our business, financial condition and results of operations.

The use of an excimer laser to treat both eyes on the same day (bilateral treatment) has not been approved by the FDA. The FDA has stated that it considers the use of the excimer laser for bilateral treatment to be a practice of medicine decision, which the FDA is not authorized to regulate. Ophthalmologists, including those practicing in our vision centers, widely perform bilateral treatment in an exercise of professional judgment in connection with the practice of medicine. There can be no assurance that the FDA will not seek to challenge this practice in the future. Should the FDA choose to regulate this aspect of the use of excimer lasers in the future, any potential resulting inconvenience to patients could discourage potential patients from having laser vision correction, potentially having a material adverse effect on our business, financial condition and results of operations by decreasing the total number of procedures we perform.

To authorize new uses of medical devices, manufacturers are required to obtain a supplemental FDA authorization. Obtaining these authorizations is time consuming and expensive, and we cannot be sure that manufacturers of the devices we use will be able to obtain any such additional FDA authorizations. Further, later discovery of problems with the medical devices we use may result in restrictions on use of the devices or enforcement action against the manufacturers, including withdrawal of devices from the market. Changes in legislation or regulation could affect whether and how we can use the devices. These and other regulatory actions could limit the supply of devices we use or our ability to use them, which could have a material adverse effect on our business, financial condition and results of operations.

Federal and state laws on "kickbacks" and physician referrals

Because laser vision correction procedures currently are not reimbursable by Medicare, Medicaid or other governmental health programs, we do not believe numerous federal health care laws that frequently apply to health care providers' business operations (such as the federal Anti-Kickback and "Stark" Physician Self-Referral statutes) are currently applicable to us. Any changes in the reimbursement and coverage rules for these governmental health programs may cause our services to be subject to such federal laws. Although we do not anticipate such changes in the near future, we cannot predict this with any degree of certainty. Some states have enacted statutes, similar to the federal Anti-Kickback and Stark statutes, that are applicable to our operations because they cover all referrals of patients regardless of the payer or type of health care service provided. These state laws vary significantly in their scope and penalties for violations. Although we have endeavored to structure our business operations to be in material compliance with such state laws, authorities in those states could determine that our business practices are in violation of such laws. This could have a material adverse effect on our business, financial condition and results of operations.

Advertising restrictions

Our business is heavily dependent on advertising, which is subject to regulation by the Federal Trade Commission (FTC). In 2002 the FTC conducted an extensive review of our advertising practices. Following this review, the FTC concluded that certain of our past advertisements contained claims that were not properly substantiated. We elected to voluntarily settle with the FTC. On July 18, 2003, the FTC formally entered a Complaint and an Agreement Containing Consent Order in which we agreed, among other things, that we would not represent in our advertising that our LASIK surgery services eliminate the need for glasses and contacts for life, pose significantly less risk to patients' eye health than wearing glasses or contacts or eliminate the risk of glare and haloing, unless, at the time made, we possess and rely upon competent and reliable scientific evidence that substantiates the representation. No monetary penalties were imposed on us. Although we consented to this order in 2003, we cannot be certain that this order will not be perceived negatively, and thus restrict our ability to effectively generate demand for our laser vision correction services.

Fee-splitting

Many states prohibit professionals (including ophthalmologists and optometrists) from paying a portion of a professional fee to another individual unless that individual is an employee or partner in the same professional practice. Violation of a state's fee-splitting prohibition may result in civil or criminal fines, as well as loss of licensing privileges of the physician participating in such arrangements. Many states do not offer clear guidance on what relationships constitute fee-splitting, particularly in the context of providing management services for doctors. Although we have endeavored to structure our business operations in material compliance with these laws, state authorities could find that fee-splitting prohibitions apply to our business practices in their states. If any aspect of our operations were found to violate fee-splitting laws or regulations, this could have a material adverse effect on our business, financial condition and results of operations.

Corporate practice of medicine and optometry

The laws of many states prohibit business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine. Some states prohibit business corporations from practicing optometry or employing or engaging optometrists to practice optometry. Such laws preclude companies that are not owned entirely by eye care professionals from:

- Employing eye care professionals
- Controlling clinical decision making
- Engaging in other activities that are deemed to constitute the practice of optometry or ophthalmology

This prohibition is generally referred to as the prohibition against the corporate practice of medicine or optometry. Violation of this prohibition may result in civil or criminal fines, as well as sanctions imposed against the professional through licensing proceedings. Although we have endeavored to structure our contractual relationships to be in material compliance with these laws, if any aspect of our operations were found to violate state corporate practice of medicine or optometry prohibitions, this could have a material adverse effect on our business, financial condition and results of operations.

Facility licensure and certificates of need

State Departments of Health may require us to obtain licenses in the various states in which we have or acquire laser vision correction centers or other business operations. We believe that we have obtained the necessary material licensure in states where licensure is required and that we are not required to obtain licenses in other states. However, not all of the regulations governing the need for licensure are clear and there is little guidance available regarding certain interpretative issues. Therefore, it is possible that a state regulatory authority could determine that we are improperly conducting business operations without a license in that state. This could subject us to significant fines or penalties, result in our being required to cease operations in that state or otherwise have a material adverse effect on our business, financial condition and results of operations. While we currently have no reason to believe that we will be unable to obtain necessary licenses without unreasonable expense or delay, there can be no assurance that we will be able to obtain any required licensure.

Some states require permission by the State Department of Health in the form of a Certificate of Need (CON) prior to the construction or modification of an ambulatory care facility or the purchase of certain medical equipment in excess of a certain amount. We believe that we have obtained the necessary CONs in states where a CON is required. However, not all of the regulations governing the need for CONs are clear and there is little guidance regarding certain interpretive issues. Therefore, it is possible that a state regulatory authority could determine that we are improperly conducting business operations without a CON in that state. There can be no assurance that we will be able to acquire a CON in all states where it is required, or that our failure or inability to obtain a CON in markets into which we believe we could otherwise be successful expanding will not have a material adverse effect on our business, financial condition and results of operations.

Healthcare reform

Healthcare reform is considered by many in the United States to be a national priority. Several states are also currently considering healthcare proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to healthcare reform. Healthcare reform may bring significant changes in the financing and regulation of the healthcare industry. Depending on the nature of such changes, they could have a material adverse effect on our business, financial condition and results of operations.

Internet

The Company's websites are *www.lasikplus.com* and *www.lca-vision.com*. The Company makes available free of charge through a link provided at the websites its Forms 10-K, 10-Q and 8-K, as well as any amendments thereto. These reports are available as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission. To obtain a copy of Form 10-K by mail, free of charge, please send a request to Investor Relations at LCA-Vision Inc., 7840 Montgomery Road, Cincinnati, Ohio 45236.

Item 1A. Risk Factors

The risk factors included in the Original Filing have not been updated for information or events occurring after the date of the Original Filing or to reflect the passage of time since the date of the Original Filing.

We have experienced operating losses in the past.

We commenced operations in 1991 and, other than in the year 1999, posted net losses in every year prior to 2003. Our ability to remain profitable depends on, among other factors:

- Continued market acceptance for laser vision correction services
- Our ability to execute our planned business strategy
- Our ability to manage equipment and operating costs

Our quarterly and annual operating results are subject to significant fluctuations.

Our revenue and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter and from year to year depending on many factors, including but not limited to:

- Market acceptance of laser vision correction services
- The number of laser vision correction procedures performed
- The timing of new advancements by our suppliers and the purchase of such advancements or upgrades of equipment by us or our competitors
- The impact of competitors, including those who compete by deeply discounting the price of laser vision correction services, in the geographic areas in which we operate
- Declining economic conditions in the geographic areas in which we operate, which can result in decreased demand for our laser vision correction services
- The opening, closing or expansion of vision centers
- Regulatory matters
- Litigation
- Acquisitions and other transactions

In addition, our revenue and operating results are subject to seasonal factors. In terms of number of procedures performed, our strongest quarter historically has been the first quarter of the year, and our business is generally weaker in the latter half of the year.

We believe these fluctuations are due to several factors, including:

- The availability to potential patients of funds under typical corporate medical flexible spending plans
- Time constraints imposed by the holiday season and a desire by some individuals not to schedule procedures at that time of year

Reductions in revenues or net income between quarters or our failure to achieve expected quarterly earnings per share has in the past and could in the future result in a decrease in the market price of our common stock.

Changes in general economic conditions may cause fluctuations in our revenues and profitability.

The cost of laser vision correction procedures is typically not reimbursed by third-party payors such as health care insurance companies or government programs. Accordingly, as we have experienced in prior fiscal periods, our operating results may vary based upon the impact of changes in the disposable income of consumers interested in laser vision correction, among other economic factors. A significant decrease in consumer disposable income in a weakening economy may result in a decrease in the number of laser vision procedures performed and a decline in our revenues and profitability. In addition, weak economic conditions may cause some of our customers to experience financial distress or declare bankruptcy, which may negatively impact our accounts receivable collection experience. Weak economic conditions may also change the risk profile or volume of business our unaffiliated finance business partner is willing to underwrite, which could adversely affect our results of operations and cash flow.

Our industry is highly correlated with consumer confidence.

Following the events of September 11, 2001, we experienced a marked drop-off in business. Similarly, with the spike in oil prices in 2005, we also saw deterioration in volume, especially from patients at the lower-income levels. Deteriorating consumer confidence can negatively impact our financial performance.

We derive all of our revenue from laser vision correction services and a decrease in the provision of these services could result in a significant decrease in our revenues and profitability.

We derive substantially all of our revenues from laser vision correction services. If we are not able to provide those services or the number of laser vision correction procedures we perform significantly decreases, our revenues and profitability would decrease materially. We do not have other diversified revenue sources to offset a significant decrease in revenues from our provision of laser vision correction services.

If we are unable to attract and retain qualified independent ophthalmologists, our ability to open new vision centers, to maintain operations at existing vision centers, or to attract patients could be negatively affected.

Our revenues are generated by independent ophthalmologists who work with us to perform surgeries. In certain states where the corporate practice of medicine is prohibited, we may contract with professional corporations for ophthalmologists to perform surgeries at our vision centers. The hiring of independent qualified ophthalmologists is a critical factor in our ability to successfully launch a new vision center, and the retention of those ophthalmologists is a critical factor in the success of our existing vision centers. However, it is sometimes difficult for us to hire or retain qualified ophthalmologists. If we are unable to consistently attract, hire and retain qualified ophthalmologists, our ability to open new vision centers, to maintain operations at existing vision centers, or to attract patients could be negatively affected.

If technological changes occur which render our equipment or services obsolete, or increase our cost structure, we may need to make significant capital expenditures or modify our business model, which could cause our revenues or profitability to decline.

As a result of industry, competitive or clinical factors, among others, we may be required to introduce alternate ophthalmic laser technology or other surgical or non-surgical methods for correcting refractive vision disorders than those that we currently use in our laser vision correction centers. Such alternative technologies could include a technology in which a laser is used to cut a corneal flap instead of a microkeratome, various intraocular lens technologies, or an increased penetration in the percent of custom wavefront treatments we perform, among others. Introducing such technology or such changes could require significant capital investment or force us to modify our business model in such a way as to make our revenues or profits decline. Such changes could include higher costs to us or higher prices for our patients. An increase in costs could reduce our ability to maintain our profit margin. An increase in prices could adversely affect our ability to attract new patients.

If a better-financed or lower-cost provider of laser vision correction or a competing vision treatment forces us to lower our laser surgery prices in a particular geographic area, our revenues and profitability could decline.

Laser eye surgery competes with other surgical and non-surgical treatments for refractive vision disorders, including eyeglasses, contact lenses, other types of refractive surgery, corneal implants and other technologies currently under development. Among providers of laser vision correction, competition comes from firms similar to us and from hospitals, hospital-affiliated group entities, physician group practices and private ophthalmologists, among others, that, in order to offer laser vision correction to patients, purchase or rent excimer lasers. Suppliers of conventional eyeglasses and contact lenses, such as optometry chains, also may compete with us by purchasing laser systems and offering laser vision correction to their customers.

Some of our current competitors or companies that may choose to enter the industry in the future, including laser manufacturers themselves, may have substantially greater financial, technical, managerial, marketing or other resources and experience than we do and compete more effectively. Competition in the market for laser vision correction could increase as excimer laser surgery becomes more common and the number of ophthalmologists performing the procedure increases. Similarly, competition could increase if the market for laser vision correction does not experience growth, and existing providers compete for market share. TLC Vision Corporation recently launched a new business model focusing on the value segment of the industry. Additional competition may develop, particularly as the price to purchase or rent excimer laser systems decreases. Our management, operations, strategy and marketing plans may not be successful in meeting this competition.

If more competitors offer laser vision correction or other competitive types of vision treatments in a given geographic market, we might find it necessary to reduce the prices we charge, particularly if competitors offer the procedures at lower prices than we do. If that were to happen or we were not successful in cost effectively acquiring new patients for our procedures, we may not be able to make up for the reduced profit margin by increasing the number of procedures we perform, and our revenues and profitability could decrease, as we have experienced in prior fiscal periods.

Our business has been adversely affected in the past by deeply-discounted pricing by some competitors, and it is possible that such competitive practices may adversely affect our business in the future.

In the past, certain competitors have utilized deeply-discounted pricing in an effort to generate procedure volume. This practice has caused periods of intense price competition in our industry. As a result, we have lowered our prices in the past in order to remain competitive. We currently face competitors offering discounted prices, including several large chains of laser vision correction centers, in some geographic markets where we conduct business. It is possible that, in the future, our revenues and profitability could decrease as a result of the discounting practices of competitors.

We have expanded the role and mix of financing as a percentage of our revenues. As a result, our direct financing program has grown, increasing our credit risk.

A significant percentage of our patients finance some or all of the cost of their procedure. We provide certain of our patients, including patients who could not otherwise obtain third-party financing, with the ability to pay for our procedures with direct financing. The terms of our direct financing typically require the customer to pay a set fee up-front, with the remaining balance paid by the customer in up to 36 monthly installments. As of December 31, 2006, we had $17,176,000 in accounts receivable, compared to $14,797,000 as of December 31, 2005. We are now exposed to significantly increased credit risk, particularly given that patients who participate in our direct financing program generally have not been deemed creditworthy by third-party financing companies with more experience in credit issues than we have. If the uncollectible amounts exceed the amounts we have reserved, we could be required to write down our accounts receivable, and our cash flow and results of operations would be adversely affected.

If laser vision correction does not gain broader market acceptance, our profitability and growth will be severely limited.

We derive all of our revenues from laser vision correction. As a result, we believe that our profitability and expansion depend to a large extent on the acceptance of laser vision correction as a safe and effective treatment. There can be no assurance that laser vision correction will be accepted more widely by ophthalmologists, optometrists or the general population as an alternative to existing or future methods of treating refractive vision disorders. The industry has been relatively flat to slightly down since 2005.

Wider acceptance of laser vision correction may be affected adversely by:

- Concerns about the safety and effectiveness of laser vision correction procedures, including procedures using new technologies
- General resistance to surgery of any type, and eye surgery in particular
- Cost, particularly since laser vision correction is not typically covered by government or private insurers
- The effectiveness of alternate methods of correcting refractive vision disorders, including but not limited to various intraocular lens technologies
- Possible unknown side effects not yet revealed by long-term follow-up data
- Regulatory developments
- Reported adverse events or other unfavorable publicity involving patient outcomes from laser vision correction

Concerns about potential side effects and long-term results may negatively impact market acceptance of laser vision correction, result in potential liability for us and prevent us from growing our business.

Concerns have been raised with respect to the predictability and stability of results and potential complications or side effects of laser vision correction. Laser vision correction has been provided in the U.S. only since 1995. Any long-term complications or side effects of laser vision correction may call into question its safety and effectiveness, which in turn may negatively affect market acceptance of laser vision correction. Complications or side effects of laser vision correction could lead to professional liability, malpractice, product liability or other claims against us. Several significant verdicts have been awarded against non-affiliated refractive surgeons in the past few years. Consequences of proceedings could include increased liability to us in connection with malpractice litigation, increased difficulty in hiring and retaining qualified independent ophthalmologists who may be wary of the increased liability of laser eye surgery, and decreased operational and financial yield from pre-operative examinations, among other effects that will be adverse to our results of operations and profitability.

Some of the possible side effects of laser vision correction may include:

- Foreign body sensation
- Pain or discomfort
- Infection of the eye
- Sensitivity to bright lights
- Blurred vision or haze
- Dryness or tearing
- Fluctuation in vision
- Night glare and halos
- Poor or reduced visual quality
- Overcorrection or under correction
- Regression
- Decreased corneal integrity
- Corneal flap or corneal healing complications
- Loss of best corrected visual acuity
- Inflammation or infection
- Need for corrective lenses or reading glasses post-operatively
- Need for further treatment

Laser vision correction may also involve the removal of ''Bowman's membrane,'' an intermediate layer between the outer corneal layer and the middle corneal layer of the eye. The effect of the removal of Bowman's membrane on patients is currently not clear.

We depend on limited sources for the excimer lasers, diagnostic equipment, microkeratomes and disposable blades we use and for the third-party financing made available to our patients, and shortages of these items or services could hinder our ability to increase our procedure volume.

We currently use three suppliers - Bausch & Lomb, Advanced Medical Optics and Alcon - for our excimer lasers. If any or all three of these companies become unwilling or unable to supply us with excimer lasers and diagnostic equipment to repair or replace parts or to provide services, our ability to open new vision centers or increase our capacity to perform laser vision correction services at existing vision centers could be restricted.

We currently rely primarily on Bausch & Lomb to provide us with microkeratomes, the devices used to create the corneal flap in the LASIK procedure, as well as with microkeratome blades and other disposable items required for LASIK. There are a limited number of manufacturers of microkeratomes and microkeratome blades, and, if alternate or additional suppliers were needed, there can be no assurance that microkeratomes and microkeratome blades would be available in the quantities or within the time frames we require. Any shortages in our supplies of this equipment could limit our ability to maintain or increase the volume of procedures that we perform, which could result in a decrease in our revenues and profitability.

We currently rely exclusively on one unaffiliated finance company for third-party financing made available to our patients. As the percentage of our patients who choose to obtain financing from such unaffiliated finance company grows, so too does our reliance on such finance company. There can be no assurance that financing services will be available in such structure or at such interest rates or costs as we or our patients may require. Any shortage in this area could limit our ability to maintain or increase the volume of procedures that we perform, which could result in a decrease in our revenues and profitability.

Our business may be impaired due to government regulations which could restrict our equipment, services and relationships with ophthalmologists, optometrists and other healthcare providers.

As described under "Government Regulation" and below, we, excimer laser manufacturers and our other business partners, including managed care companies and third-party patient financing companies, among others, are subject to extensive federal, state and foreign laws, rules and regulations, including all or some of the following:

- Federal restrictions on the approval, distribution and use of medical devices
- Anti-kickback statutes in some states

- Fee-splitting laws in some states
- Corporate practice of medicine restrictions in some states
- Physician self-referral laws in some states
- Anti-fraud provisions in some states
- Facility license requirements and certificates of need in some states
- Conflict of interest regulations in some states
- Rules and regulations regarding advertising and marketing practices in some states

Some of these laws and regulations are vague or ambiguous, and courts and regulatory authorities have not always provided clarification. Moreover, state and local laws, including but not limited to those on sales and use taxes, vary from jurisdiction to jurisdiction. As a result, some of our activities could be challenged, the success of which cannot be predicted.

The failure of our suppliers to obtain regulatory approvals for any additional uses of excimer lasers or otherwise comply with regulatory requirements could limit the number of excimer lasers we have available for use and, therefore, limit the number of procedures we can perform.

Failure of the laser manufacturers to comply with applicable FDA requirements could subject us, the independent ophthalmologists who practice in our vision centers or those manufacturers to enforcement actions, including product seizure, recalls, withdrawal of approvals and civil and criminal penalties. Further, failure to comply with regulatory requirements, or any adverse regulatory action, could result in limitations or prohibitions on our use of excimer lasers. Any such actions or proceedings could result in negative publicity, which in turn could result in decreased demand for our services and in a decrease in our capacity to perform laser vision correction services.

Our business is heavily dependent on advertising, which is subject to regulation by the Federal Trade Commission. We are subject to a 2003 FTC Consent Order in which we agreed, among other things, that we would not represent in our advertising that our LASIK surgery services eliminate the need for glasses and contacts for life, pose significantly less risk to patients' eye health than wearing glasses or contacts, or eliminate the risk of glare and haloing, unless, at the time made, we possess and rely upon competent and reliable scientific evidence that substantiates the representation. We cannot be certain that this order to which we agreed, or any future action by the Federal Trade Commission, will not restrict our laser vision correction services, or otherwise result in negative publicity and damage our reputation.

We are subject to lawsuits for patient injuries, which could subject us to significant judgments and damage our reputation.

The laser vision correction procedures performed in our vision centers involve the risk of injury to patients. Such risk could result in professional liability, malpractice, product liability, or other claims brought against us or our independent ophthalmologists and optometrists based upon injuries or alleged injuries associated with a defect in a product's performance or malpractice by an ophthalmologist, optometrist, technician or other health care professional. Some injuries or defects may not become evident for a number of years. The operation of any excimer laser, diagnostic equipment, microkeratome or other equipment may result in substantial claims against us by patients who allege they were injured as a result of vision correction procedures. Significant lawsuits against us could subject us to significant judgments and damage our reputation. In addition, a partially or completely uninsured claim against us could have a material adverse effect on our business, financial condition and results of operations. We primarily rely and intend to continue to primarily rely on the independent ophthalmologists' professional liability insurance policies and manufacturers' insurance policies for product liability coverage, although we have limited umbrella product and professional liability insurance. We generally require the independent ophthalmologists who use our vision centers to maintain certain levels of professional liability insurance, although there can be no guarantee that the ophthalmologists will be successful in obtaining or maintaining such insurance coverage, particularly in the current insurance market.

The availability of professional liability insurance has decreased and its cost has increased significantly for a variety of reasons, including reasons outside our control, particularly in certain states. A future increase in cost could result in the reduced profitability of our business, and a future lack of availability of coverage for us or our independent ophthalmologists and optometrists could result in increased exposure to liability and potentially limit our ability to expand in certain markets.

We established a captive insurance company, and if significant claims are paid, it could affect our profitability and our financial condition.

Effective as of December 18, 2002, we established a captive insurance company to provide professional liability insurance coverage for claims brought against us after December 17, 2002. In addition, our captive insurance company's charter allows it to provide professional liability insurance for our doctors, some of whom are currently insured by the captive. Our captive insurance company is managed by an independent insurance consulting and management firm and is capitalized and funded by us based on actuarial studies performed by an affiliate of the consulting and management firm. Beginning December 18, 2003, the Company elected to use the captive insurance company for both the primary insurance and the excess liability coverage. A number of claims are now pending with our captive insurance company. The payment of significant claims by our captive insurance company could negatively affect our profitability and our financial condition.

Disputes with respect to intellectual property could result in a decrease in revenues and profitability.

Not all of the names we use for our products and services have been registered with the United States Patent and Trademark Office. Some of our internal processes and systems do not have intellectual property protection. If a competitor were to attempt to use our names, processes or systems, we may not be able to prevent such use. The unauthorized use of our name could cause confusion among our customers, and the misappropriation of internal processes or systems could reduce our competitive advantages, either of which could negatively affect our profitability or financial condition.

Our business is very reliant upon direct-to-consumer marketing.

The effectiveness of our marketing programs and messages to consumers can have a significant impact on our financial performance. During the third quarter of 2006, the effectiveness was less than previous quarters, resulting in an increased cost of marketing per procedure, a decline in our revenue and earnings growth, and an erosion in our margins. Less effective marketing programs could negatively affect our profitability or financial condition.

Recent changes in management and dependence on a small number of senior managers.

Our success depends, to a significant extent, upon the efforts and abilities of a small number of senior executives. On November 2, 2006, Steven Straus became our Chief Executive Officer. Stephen Joffe, the previous Chief Executive Officer, stepped down effective March 1, 2006. On March 3, 2006, Stephen Joffe disclosed in a public filing that he and a non-profit foundation with which he is affiliated purchased a significant interest in TLC Vision Corporation, a competitor of ours. Effective October 6, 2006, Kevin Hassey resigned as President. These recent changes could cause further management instability, which could have a material adverse effect on our business.

Item 1B. Unresolved Staff Comments.

The information in Item 1B included in the Original Filing has not been updated for information or events occurring after the date of the Original or to reflect the passage of time since the date of the Original Filing.

None.

Item 2. Properties.

The information in Item 2 included in the Original Filing has not been updated for information or events occurring after the date of the Original Filing or to reflect the passage of time since the date of the Original Filing.

Our corporate headquarters and one of our laser vision correction centers are located in a 32,547 sq. ft. office building that we own in Cincinnati, Ohio. Our other laser vision correction centers are in leased locations. The typical location is in a professional office building or retail site and includes a laser surgery room, private examination rooms and patient waiting areas. The leased space ranges in size from approximately 2,646 to 6,931 square feet with lease expiration dates ranging from June 30, 2007 to February 28, 2016.

Item 3. Legal Proceedings.

The information in Item 3 included in the Original Filing has not been updated for information or events occurring after the date of the Original Filing or to reflect the passage of time since the date of the Original Filing.

Our business results in a number of medical malpractice lawsuits. Claims reported to us prior to December 18, 2002 were generally covered by external insurance policies and to date have not had a material financial impact on our business other than the cost of insurance and our deductibles under those policies. Due to substantial increases in insurance premiums, effective as of December 18, 2002, we established a captive insurance company to provide coverage for claims brought against us after December 17, 2002. Our captive insurance company is managed by an independent insurance consulting and management firm and is capitalized by us based on actuarial studies performed by an affiliate of the consulting and management firm.

Since December 18, 2003, the Company has used the captive insurance company for both primary insurance and excess liability coverage. A number of claims are now pending with our captive insurance company. Over the first four years of operation, the losses paid by the captive insurance company have not been material.

In addition, we are periodically subject to various claims and lawsuits. We believe that none of the legal proceedings to which we are currently subject will have a material adverse effect on our business, financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

The information in Item 4 included in the Original Filing has not been updated for information or events occurring after the date of the Original Filing or to reflect the passage of time since the date of the Original Filing.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The information in Item 5 included in the Original Filing has not been updated for information or events occurring after the date of the Original Filing or to reflect the passage of time since the date of the Original Filing.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "LCAV." There were approximately 20,000 beneficial owners of our Common Stock as of February 20, 2007.

The following table sets forth the range of high and low sales prices of the common stock as reported on the Nasdaq Global Select Market for the specific periods.

	2006		2005	
	High	Low	High	Low
First Quarter	$56.68	$40.30	$34.46	$22.02
Second Quarter	58.25	46.00	49.89	32.00
Third Quarter	54.57	37.58	51.24	33.87
Fourth Quarter	37.43	29.90	50.29	33.43

The Company initiated a quarterly cash dividend in the third quarter of 2004 which it has paid since that time. While the Company intends to pay regular quarterly dividends for the foreseeable future, each dividend is reviewed quarterly and requires declaration by the Board of Directors. The following table sets forth the quarterly cash dividends paid for 2006 and 2005.

	2006	2005
First Quarter	$ 0.12	$ 0.08
Second Quarter	0.12	0.08
Third Quarter	0.12	0.08
Fourth Quarter	0.18	0.12
Total	$0.54	$0.36

The Company has not sold any unregistered securities within the past three years.

The following table provides information regarding the Company's purchase of its common stock during the quarter ended December 31, 2006.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares/Dollars that May Yet be Purchased Under the Plans or Program
10/1/06 – 10/31/06	361,700	$ 35.33	361,700	191,800
11/1/06 – 11/30/06	191,800	$ 34.97	191,800	-0-
12/1/06 – 12/31/06	442,400	$ 35.06	442,400	$34,488,000
Total	995,900	$ 35.14	995,900	$34,488,000

On May 17, 2005, the Board of Directors authorized the Company to repurchase up to one million shares of its common stock. This repurchase program was completed in November 2006. On November 22, 2006, the Company announced that the Board of Directors authorized a new share repurchase plan under which the Company is authorized to purchase up to $50 million of its common stock. Through December 31, 2006, the Company had repurchased 442,400 shares of its common stock under this second program at an average price of $35.06 per share for a total cost of approximately $15.5 million.

Item 6. Selected Financial Data.

We have not filed amended 10-K Reports for the years ended December 31, 2005, 2004, 2003 or 2002. The information that has been previously filed or otherwise reported for these periods is superseded by the information in this 2006 10-K/A Report. See "Explanatory Note – Restatement of Financial Information" above for details of this restatement.

The data set forth below should be read in conjunction with the Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Restated Year Ended December 31,				
	2006	2005	2004	2003	2002
	(amounts in thousands, except per share and operating data)				
Consolidated Statements of Operations Data:					
Revenues:					
Laser refractive surgery	$238,925	$176,874	$ 120,364	$ 78,835	$ 62,504
Operating costs and expenses:					
Medical professional and license fees	42,954	33,499	23,599	15,520	12,337
Direct costs of services	77,612	54,952	40,842	31,507	28,796
General and administrative expenses	21,156	14,021	10,292	8,043	8,327
Marketing and advertising	47,971	31,813	20,468	12,566	12,823
Depreciation and amortization	8,453	7,636	7,045	6,377	5,997
Special (benefit) charges	-	-	-	-	(174)
Total expenses	198,146	141,921	102,246	74,013	68,106
Operating income (loss)	40,779	34,953	18,118	4,822	(5,602)
Equity in earnings from unconsolidated businesses	746	328	369	317	241
Interest expense	(302)	(104)	(24)	(18)	(4)
Interest and dividend income	6,484	4,033	2,161	540	225
Litigation settlement	-	-	-	-	2,282
Other (expense)	(27)	(397)	(306)	(130)	(195)
Income (loss) before taxes on income	47,680	38,813	20,318	5,531	(3,053)
Income tax expense (benefit)	19,310	15,832	(11,553)	591	174
Income (loss) available to common shareholders	$ 28,370	$ 22,981	$ 31,871	$ 4,940	$ (3,227)
Income (loss) per common share					
Basic	$ 1.37	$ 1.12	$ 1.59	$ 0.30	$ (0.20)
Diluted	1.34	1.07	1.53	0.30	(0.20)
Cash dividends per common share	$ 0.54	$ 0.36	$ 0.13	-	-
Weighted average shares used in computation					
Basic	20,694	20,500	20,099	16,391	16,191
Diluted	21,235	21,492	20,814	16,616	16,191
Selected Operating Data					
Laser vision correction procedures	185,268	142,000	95,835	65,485	57,104

	Restated At December 31,				
	2006	2005	2004	2003	2002
Balance Sheet Data					
Cash and short-term investments	$ 98,052	$ 110,531	$ 86,088	$ 64,408	$ 17,798
Working capital	95,012	112,091	86,954	56,076	8,670
Total assets	189,470	181,259	137,131	90,993	40,693
Debt maturing in one year	3,360	2,122	542	-	10
Total debt, excluding current portion	2,431	1,434	376	-	-
Retained earnings (deficit)	16,320	(919)	(16,493)	(45,672)	(50,611)
Total stockholders' investment	109,116	126,703	103,076	70,200	25,839

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Report. The information below has been adjusted solely to reflect the impact of the restatement on our financial results, which is more fully described in Note 10 of the Notes to the Consolidated Financial Statements contained in this 2006 Form 10-K/A Report and under "Restatement of Previously Issued Consolidated Financial Statements" below, and does not reflect any subsequent information or events occurring after the date of the Original Filing or update any disclosure herein to reflect the passage of time since the date of the Original Filing.

You should read the following discussion and analysis in conjunction with ''Item 6. Selected Financial Data'' above and with the financial statements and related notes included in "Item 8. Financial Statements and Supplemental Data" of this Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could contribute to such differences include, but are not limited to, those discussed in "Item 1A. Risk Factors."

RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

See Note 10 of the Notes to the Consolidated Financial Statements for a full disclosure of our restatement. The following table sets forth a reconciliation of previously reported and restated net income and retained deficit as of the dates and for the periods shown (in thousands):

	Net Income			Retained Deficit At December 31,
	2006	2005	2004	2003
Previously Reported	$ 38,296	$ 31,653	$ 32,029	$ (37,069)
Pre-tax adjustments:				
Deferred revenues	(18,002)	(15,523)	(6,758)	(9,559)
Deferred professional fees	1,800	1,552	676	956
Total pre-tax adjustments	(16,202)	(13,971)	(6,082)	(8,603)
Related tax effect - provision for / (benefit from)	(6,276)	(5,229)	(5,924)	-
Net after-tax adjustment	(9,926)	(8,672)	(158)	(8,603)
Restated	$ 28,370	$ 22,981	$ 31,871	$ (45,672)

Overview

We are a leading developer and operator of fixed-site laser vision correction centers at our Lasik*Plus* vision centers. Our vision centers provide the staff, facilities, equipment and support services for performing laser vision correction that employ advanced laser technologies to help correct nearsightedness, farsightedness and astigmatism. We currently use fixed-site excimer lasers manufactured by Bausch & Lomb, Advanced Medical Optics and Alcon. Our vision centers are supported mainly by independent, board-certified ophthalmologists and credentialed optometrists, as well as other health care professionals. The ophthalmologists perform the laser vision correction procedures in our vision centers, and either ophthalmologists or optometrists conduct pre-procedure evaluations and post-procedure follow-ups in our vision centers.

The majority of our revenues currently are derived from LASIK laser vision correction procedures performed in our U.S. vision centers.

Our operating costs and expenses include:

- Medical professional and license fees, including per procedure fees for the ophthalmologists performing laser vision correction and the license fees per procedure paid to equipment suppliers Advanced Medical Optics, Bausch & Lomb and Alcon
- Direct costs of services, including vision center rent and utilities, equipment lease and maintenance costs, surgical supplies, center staff expense, financing charges and costs related to other revenues
- General and administrative costs, including headquarters staff expense and other overhead costs
- Marketing and advertising costs
- Depreciation of equipment

Results of Operations

Revenues

We derived all of our revenues for the last three years from the delivery of laser vision correction services performed in our U.S. vision centers. Our revenues are primarily a function of the number of laser vision correction procedures performed and the pricing for these services. Our vision centers have a relatively high degree of operating leverage due to the fact that many of our costs are fixed in nature. As a result, our level of procedure volume can have a significant impact on our level of profitability.

Our revenues are impacted by a number of factors, including the following:

- Our ability to generate customers through our arrangements with managed care companies, direct to consumer advertising and word of mouth referrals
- Our mix of procedures among the different types of laser technology
- New vision center openings and our ability to increase procedure volume at existing vision centers
- The availability of patient financing
- General economic conditions and consumer confidence levels
- The continued growth and increased acceptance of laser vision correction
- The effect of competition and discounting practices in our industry

Certain states prohibit us from practicing medicine, employing ophthalmologists to practice medicine on our behalf or employing optometrists to render optometry services on our behalf. In those states, we may contract with professional corporations to provide these services.

We currently own a non-controlling interest in Lasik M.D. Toronto. Prior to the third quarter of 2005, financial results for our Canadian joint venture were consolidated into our financial statements. During the third quarter of 2005, we transferred financial and operational control of the joint venture to our partners in Toronto. Therefore, effective July 1, 2005, we began to account for the results of the Canadian venture using the equity method.

The following table details the number of laser vision correction procedures performed at our consolidated vision centers during the last three fiscal years.

	2006	2005	2004
First Quarter	53,372	37,578	24,270
Second Quarter	47,308	36,010	24,093
Third Quarter	42,539	34,187	23,248
Fourth Quarter	42,049	34,225	24,224
Year	185,268	142,000	95,835

In 2006, revenues increased by $62,051,000, or 35.1%, to $238,925,000 from $176,874,000 in 2005. The components of the revenue change include:

Revenue from higher procedure volume	$58,624,000
Impact from average selling price, before revenue deferral	$5,906,000
2006 deferred revenue	($38,539,000)
2006 benefit from amortization of prior deferred revenue	$20,537,000
2005 deferred revenue	$26,135,000
2005 benefit from amortization of prior deferred revenue	($10,612,000)

The average reported revenue per procedure, which includes the impact of deferred revenue from separately priced extended warranties, increased about 4% to $1,290 in 2006 from $1,246 in 2005. Excluding the impact of deferred revenue from separately priced extended warranties, the average revenue per procedure increased about 2% to $1,387 in 2006 from $1,355 in 2005.

In 2005, revenues increased by $56,510,000, or 46.9%, to $176,874,000 from $120,364,000 in 2004. The components of the revenue change include:

Revenue from higher procedure volume	$61,237,000
Impact from average selling price, before revenue deferral	$4,038,000
2005 deferred revenue	($26,135,000)
2005 benefit from amortization of prior deferred revenue	$10,612,000
2004 deferred revenue	$12,430,000
2004 benefit from amortization of prior deferred revenue	($5,672,000)

The average reported revenue per procedure, which includes the impact of deferred revenue from separately priced extended warranties, was relatively flat at $1,246 in 2005 compared with $1,256 in 2004. Excluding the impact of deferring revenue from separately priced extended warranties, the average revenue per procedure increased about 2% to $1,355 in 2005 from $1,326 in 2004.

Our strongest quarter in terms of number of procedures performed historically has been the first quarter of the year. We believe this is related to a number of factors, including the availability of funds under typical employer medical flexible spending programs and the general effect of the New Year season. The historic seasonality of our business was in part offset in 2005 by opening vision centers throughout the year.

Operating Costs and Expenses

2006 Compared to 2005

The following table shows the increase in components of operating expenses from 2006 to 2005 in dollars and as a percent of revenues for each period (dollars in thousands):

				% of Revenue	
	2006	**2005**	**Increase**	**2006**	**2005**
Medical professional and license fees	$42,954	$33,499	$9,455	18.0%	18.9%
Direct costs of services	77,612	54,952	22,660	32.5	31.1
General and administrative expenses	21,156	14,021	7,135	8.9	7.9
Marketing and advertising	47,971	31,813	16,158	20.1	18.0
Depreciation and amortization	8,453	7,636	817	3.5	4.3

Medical professional expenses increased by approximately $5,621,000, or 28.3%, in 2006 from 2005 as a result of increased revenues from higher procedure volumes. As a result of deferring revenues associated with separately priced extended warranties, the associated medical professional fee is also deferred. Medical professional fees were decreased in 2006 by $3,854,000 and in 2005 by $2,613,000. This was partially offset by the amortization of the prepaid medical professional fee attributable to prior years of $2,054,000 in 2006 and $1,061,000 in 2005. License fees increased by $3,834,000, or 18%, primarily as a result of higher procedure volume.

Direct costs of services include the salary component of physician compensation for certain physicians employed by us, staffing, equipment, medical supplies, finance charges and facility costs of operating laser vision correction centers. These direct costs increased in 2006 by $22,660,000, or 41%, compared to 2005. Of this amount, $19,669,000 was primarily a result of increased salaries, fringe benefits, rent and utilities, financing fees, insurance, laser rent and surgical supplies in connection with an increase in the number of vision centers and our higher procedure volumes. The recording of stock-based compensation expense (SFAS 123(R)) resulted in expense of $2,991,000 in 2006.

General and administrative expenses increased by $7,135,000, or 51%, in 2006 as compared to 2005. Of this amount, $4,461,000 was primarily due to increase in salaries, fringe benefits, contractual professional services and director fees. The recording of stock-based compensation expense (SFAS 123(R)) resulted in $2,674,000 expense in 2006.

Marketing and advertising expenses increased by $16,158,000, or 51%, in 2006 from 2005, primarily as a result of our efforts to support new markets and existing markets. The marketing and advertising expense increased more than the increase in revenue in 2006. The company is adjusting its marketing strategies with the goal of improving the marketing effectiveness.

Depreciation expense increased by $817,000 in 2006 from 2005, primarily as a result of depreciation of capitalized expenditures at new vision centers in 2006.

Net investment income increased by $2,253,000, or 57%, in 2006 from 2005, due to income on patient financing, higher levels of investments and higher interest rates.

2005 Compared to 2004

The following table shows the increase in components of operating expenses from 2004 to 2005 in dollars and as a percent of revenues for each period (dollars in thousands):

				% of Revenue	
	2005	**2004**	**Increase**	**2005**	**2004**
Medical professional and license fees	$33,499	$23,599	$ 9,900	18.9%	19.6%
Direct costs of services	54,952	40,842	14,110	31.1	33.9
General and administrative expenses	14,021	10,292	3,729	7.9	8.6
Marketing and advertising	31,813	20,468	11,345	18.0	17.0
Depreciation and amortization	7,636	7,045	591	4.3	5.9

Medical professional expenses increased by approximately $5,824,000 in 2005 from 2004 as a result of increased revenues from higher procedure volumes. As a result of deferring revenues associated with separately priced extended warranties, the associated medical professional fee is also deferred. Medical professional fees were decreased in 2005 by $2,613,000 and in 2004 by $1,243,000. This was partially offset by the amortization of the prepaid medical professional fee attributable to prior years of $1,061,000 in 2005 and $567,000 in 2004. License fees increased by $4,076,000, primarily as a result of higher procedure volume.

Direct costs of services include the salary component of physician compensation for certain physicians employed by us, staffing, equipment, medical supplies, finance charges and facility costs of operating laser vision correction centers. These direct costs increased in 2005 by $14,110,000 compared to 2004. This increase was largely due to salaries and benefits, financing fees related to third-party patient financing, surgical supplies, laser rent and maintenance contracts, and rent and utilities.

General and administrative expenses increased by $3,729,000 in 2005 as compared to 2004, primarily as a result of increased salaries and benefits, professional services, telecommunications and travel.

Marketing and advertising expenses increased by $11,345,000 in 2005 from 2004, primarily as a result of our efforts to support new markets and help to grow volume in existing markets.

Depreciation expense increased by $591,000 in 2005 from 2004, primarily as a result of opening 10 new vision centers in 2005.

Interest and dividend income increased by $1,872,000 in 2005 from 2004, due to income on long-term receivables, higher levels of invested cash and higher interest rates.

Income Taxes

The following table summarizes the components of income tax provision for 2006, 2005 and 2004 (in thousands of dollars):

	2006	**2005**	**2004**
Federal income taxes	$15,722	$11,992	$ 6,194
State and local income taxes, net of federal benefit	3,588	3,344	1,386
Foreign income taxes	-	496	621
Valuation allowance (decrease)	-	-	(19,754)
Income tax provision	$19,310	$15,832	$ (11,553)

See Note 4 to the consolidated financial statements for further details regarding income taxes.

Liquidity and Capital Resources

Cash and cash equivalents and short-term investments totaled $98,052,000 as of December 31, 2006, down from $110,531,000 at December 31, 2005. Net cash provided by operating activities in 2006 was $53,532,000. Proceeds from the exercise of stock options totaled $5,528,000. Net investment in securities was made in the amount of $70,930,000. Repurchase of shares for treasury stock amounted to $51,816,000.

During the second quarter of 2006, the Company, with guidance from the Board of Directors, adopted a new investment policy for the company's liquid assets. The objectives of the policy are to maintain adequate liquidity, to provide safety of principal, to maximize the after-tax rate of return, and to maintain a well-diversified portfolio. This policy places limitations on maturity, acceptable credit ratings, authorized securities, and credit concentration.

Our contractual obligations for future cash payments as of December 31, 2006 are summarized in the following table.

			Payments due by Period		
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Capital Leases	$ 6,205,000	$ 3,668,000	$ 2,537,000	$ -	$ -
Operating Lease Obligations	24,913,000	6,187,000	10,502,000	5,623,000	2,601,000
Deferred Compensation	4,136,000	-	-	-	4,136,000
Total	$35,254,000	$ 9,855,000	$13,039,000	$5,623,000	$6,737,000

As of December 31, 2006 and 2005, we had net operating loss carryforwards for federal income tax purposes of $1,954,000 and $5,200,000, respectively. These expire in varying amounts from 2017 until 2022.

Our costs associated with the opening of a new vision center generally consist of capital expenditures such as the purchase or lease of lasers, diagnostic equipment, office equipment and leasehold improvements. In addition, we typically incur other startup expenses and pre-opening advertising expenses. Generally, we estimate the costs associated with opening a new vision center to be between $1,200,000 and $1,500,000. Actual costs vary from vision center to vision center based upon the location of the market, the number of lasers purchased or leased for the vision center, the site of the vision center, the cost of grand opening marketing and the level of leasehold improvements required. Our capital expenditures consist primarily of investments incurred in connection with the opening of new vision centers and equipment purchases or upgrades at existing facilities.

The following is a list of the new vision centers we opened in the last two fiscal years:

2006	**2005**
Paramus, NJ	Sacramento, CA
Grand Rapids, MI	Norfolk, VA
Seattle, WA	Hartford, CT
Sugar Land, TX	Milwaukee, WI
Denver, CO	Phoenix, AZ
New Haven, CT	Austin, TX
Dallas, TX	Portland, OR
Oakdale, MN	Pittsburgh, PA
Lexington, KY	Albuquerque, NM
Lincoln Park, IL	Birmingham, AL

Laser and equipment upgrades and vision center expansions resulted in capital expenditures of $9,656,000 in 2006 and $10,748,000 in 2005, which were funded by cash flow from operations in both years.

We continue to offer our own sponsored patient financing. As of December 31, 2006, we had $14,300,000 in accounts receivable, net of allowance for doubtful accounts, which is an increase of $2,700,000, or 23.0%, since December 31, 2005, compared to growth in revenue of 33.5%.

Other assets include $500,000 of cash maintained by our consolidated captive insurance company pursuant to statutory requirements as of December 31, 2006. These funds are not available for general corporate purposes.

We believe that cash flow from operations, available cash and short-term investments provide sufficient cash reserves and liquidity to fund our working capital needs, capital expenditures and capital lease obligations.

Critical Accounting Estimates

Accounts Receivable

We provide patient financing to some of our customers, including those who could not otherwise obtain third-party financing. The terms of the financing require the patient to pay an up-front fee and the remainder is deducted over a period of 12 to 36 months. Accounts receivable for patients that we finance for a period of 12 months or less are recorded at the undiscounted total expected payments less an estimated allowance for doubtful accounts. For patients we finance with an initial term over 12 months, we record the present value of expected payments. The discount rate assumption is based upon current market rates charged by other providers of unsecured credit to similar customers. Interest income is recorded over the term of the payment program. As of December 31, 2006, the discount in receivables with an initial term over 12 months was $117,000.

Allowance for Doubtful Accounts

As a result of an expansion of the amount of patient financing provided in 2006, we are exposed to more credit risk than we have experienced in the past. Based upon our own experience with patient financing and based upon the credit experience of lenders that provide financing to customers similar to ours, we have established allowance for doubtful accounts as of December 31, 2006 of $2,842,000 against accounts receivable of $17,176,000, compared to an allowance of $3,145,000 against accounts receivable of $14,797,000 at December 31, 2005. Our policy is to reserve for all receivables that remain open past financial maturity date and to provide reserves for receivables prior to the maturity date to bring receivables net of reserves down to the estimated net realizable value based on historical collectibility rates. To the extent that our actual allowance for doubtful account writeoffs are greater than our estimated bad debt reserve, it would adversely impact our results of operations and cash flows. To the extent that our actual allowance for doubtful accounts write-offs are less than our estimated bad debt reserve, it would favorably impact our results of operations and cash flows.

Captive Insurance Company Reserves

Effective December 18, 2002, we established a captive insurance company to provide professional liability insurance coverage for claims brought against us after December 17, 2002. In addition, our captive insurance company's charter allows it to provide professional liability insurance for our doctors, some of whom are currently insured by the captive. Our captive insurance company is managed by an independent insurance consulting and management firm, and it is capitalized and funded by us based on actuarial studies performed by an affiliate of the consulting and management firm. Beginning December 18, 2003, the Company elected to use the captive insurance company for both the primary insurance and the excess liability coverage. A number of claims are now pending with our captive insurance company. The financial statements of the captive insurance company are consolidated with our financial statements since it is a wholly-owned enterprise. As of December 31, 2006, we recorded an insurance reserve amount of $6,163,000, which primarily represents an actuarially determined estimate of claims incurred but not yet reported. This represents an increase in the reserve of $2,323,000 from $3,840,000 at December 31, 2005. To the extent that our actual claim experience is greater than our estimated insurance reserve, it would adversely impact our results of operations and cash flows. To the extent that our actual claim experience is less than our estimated insurance reserve, it would favorably impact our results of operations and cash flows.

Income Taxes

At December 31, 2006 and 2005, we had approximately $1,954,000 and $5,200,000, respectively, of net operating loss carryforwards that can be used to reduce future taxable income.

The Company decreased the valuation allowance on deferred tax assets in 2004 by $19,754,000. The reversal of the valuation allowance on deferred tax assets was made because of continued profitability of the Company in 2004 and expected future profitability. We currently believe it is more likely than not that our deferred tax assets will be realized to the extent of the tax benefit recorded.

Accrued Enhancement Expense and Deferred Revenues

We provide post-surgical enhancements, free of charge for one year following the date of surgery, should the patient not achieve the desired visual correction during the initial procedure. We record an enhancement accrual based on our best estimate of the number and associated cost of procedures to be performed. Each month, we review the enhancement accrual and consider factors such as procedure cost and historical procedural volume when determining the appropriateness of the recorded balance.

We also offer our patients extended acuity programs. As the Company has sufficient experience to indicate that the costs associated to provide the service will be incurred other than on a straight-line basis, the consideration received through the extended acuity programs is deferred and recognized over the period in which the future costs of performing the enhancement procedures are expected to be incurred in accordance with FTB 90-1..

The balance in deferred revenue at December 31, 2006 totaled $49,842,250. This balance will amortize into income as follows:

2007	$ 22,234,090
2008	$ 12,452,748
2009	$ 6,014,013
2010	$ 4,444,600
2011	$ 2,910,589
2012	$ 1,427,247
2013	$ 358,963

The above table excludes any new deferred revenue that may be generated in 2007 and beyond from separately priced extended warranties.

Consolidation

We use the consolidation method to report our investment in majority-owned subsidiaries and other companies that are not considered variable interest entities (VIEs) and in all VIEs for which we are considered the primary beneficiary. In addition, we consolidate the results of operations of professional corporations with which we contract to provide the services of ophthalmologists or optometrists at our vision centers in accordance with EITF 97-2, *Application of FASB Statement 94 and APB Opinion No. 16 to Physician Management Entities and Certain Other Entities with Contractual Management Agreements.* Investments in joint ventures and 20% to 50% owned affiliates where we have the ability to exert significant influence are accounted for by the equity method.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *Share-Based Payment*, which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. SFAS No. 123(R) became effective for all stock-based awards granted on or after January 1, 2006. In addition, companies must recognize compensation expense related to any awards that were not fully vested as of the effective date. Compensation expense for the unvested awards is measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The impact of adopting SFAS 123(R) decreased net income by $4,511,000 in 2006.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. This Interpretation is effective for fiscal years beginning after December 15, 2006 and prescribes a framework for recognizing and measuring income tax benefits for inclusion in the consolidated financial statements. This interpretation also provides guidance on derecognition, classification, interest and penalties. FIN 48 provides that an income tax benefit is recognized in the financial statements when it is more likely than not that the benefit claimed or to be claimed on an income tax return will be sustained upon examination. The amount of income tax benefit recognized is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. We adopted FIN 48 as of January 1, 2007 and are in the process of finalizing our assessment of uncertain tax positions based on current FASB guidance. We do not anticipate the cumulative effect of adopting FIN 48 will be material to our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements since the FASB has previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS 157 becomes effective for us on January 1, 2008. We are currently in the process of determining the effect, if any, the adoption of SFAS 157 will have on the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information in Item 7A included in the Original Filing has not been updated for information or events occurring after the date of the Original Filing or to reflect the passage of time since the date of the Original Filing.

The carrying values of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short maturity of these instruments.

Short-term investments are recorded at market value. Due to the short-term nature of the investment in corporate bonds and the significant portion of the investments in government bonds, there is little risk to the valuation.

We have a low exposure to changes in foreign currency exchange rates and, as such, have not used derivative financial instruments to manage foreign currency fluctuation risk.

Item 8. Financial Statements and Supplementary Data.

The information in Item 8 has been adjusted to reflect the impact of the restatement of our financial results as more fully described in Note 10 of the Notes to the Consolidated Financial Statements contained in this Item and does not reflect any other subsequent information or events occurring after the date of the Original Filing or update any disclosure herein to reflect the passage of time since the date of the Original Filing.

Index to Financial Statements

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING (as restated)

We, the management of LCA-Vision Inc., are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act Rules 13a-15(f) and 15d-15(f), and for the preparation and integrity of the consolidated financial statements and the information contained in this Annual Report. We prepared the accompanying consolidated financial statements in accordance with U. S. generally accepted accounting principles. In addition to selecting appropriate accounting principles, we are responsible for the way information is presented and its reliability. To report financial results we must often make estimates based on currently available information and judgments of current conditions and circumstances.

We assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

A material weakness is a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2006, we did not maintain effective internal controls over the Company's accounting for deferred revenues associated with separately priced extended warranties. This control deficiency resulted in an amendment of our Annual Report on Form 10-K for the year ended December 31, 2006, in order to restate the consolidated financial statements for 2006, 2005 and 2004, and each of the quarters in 2006 and 2005.

In the Report of Management on Internal Control Over Financial Reporting included in our original Annual Report on Form 10-K for the year ended December 31, 2006, we concluded that we maintained effective internal control over financial reporting as of December 31, 2006. Solely as a result of the material weakness described above, we have revised our earlier assessment and have now concluded that our internal control over financial reporting was not effective as of December 31, 2006, based on the criteria set forth by COSO in Internal Control – Integrated Framework.

Our revised assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

/s/ Steven C. Straus
Steven C. Straus
Chief Executive Officer
(Principal Executive Officer)

/s/ Alan H. Buckey
Alan H. Buckey
Executive Vice President/Finance, Chief Financial Officer
(Principal Financial and Accounting Officer)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LCA-Vision Inc.

We have audited the accompanying consolidated balance sheets of LCA-Vision Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2).These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LCA-Vision Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 1 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation.

As described in Note 10 to the consolidated financial statements, the consolidated financial statements have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of LCA-Vision Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007, except for the effects of the material weakness described in the sixth paragraph of that report, as to which the date is May 7, 2007, expressed an unqualified opinion on management's assessment of and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young LLP

Cincinnati, Ohio
February 27, 2007, except for Note 10, as
to which the date is May 7, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LCA-Vision Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting (as restated), that LCA-Vision Inc. (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of the Company's material weakness relating to the accounting for deferred revenues associated with separately priced extended warranties, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our report dated February 27, 2007, we expressed an unqualified opinion on management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, and an unqualified opinion that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria. Management has subsequently determined that a deficiency in controls relating to the accounting for deferred revenues associated with separately priced extended warranties existed as of the previous assessment date, and has further concluded that such deficiency represented a material weakness as of December 31, 2006. As a result, management has revised its assessment, as presented in the accompanying Management's Report on Internal Control over Financial Reporting (as restated), to conclude that the Company's internal control over financial reporting was not effective as of December 31, 2006. Accordingly our present opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, as expressed herein, is different from that expressed in our previous report.

A material weakness is a control deficiency, or combination of control deficiencies, that results if more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. In its assessment as of December 31, 2006, management identified a material weakness in the Company's accounting for deferred revenues associated with separately priced extended warranties, and as a result, concluded the Company's previously reported revenues had been overstated. The insufficient controls resulted in the restatement of the Company's consolidated financial statements as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31 2006. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2006 financial statements, and this report does not affect our report dated February 27, 2007, except for Note 10 as to which the date is May 7, 2007 on those consolidated financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ending December 31, 2006 of the Company and our report dated February 27, 2007 (except Note 10, as to which the date is May 7, 2007) expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cincinnati, Ohio
February 27, 2007 except for the effects of the material weakness described in the sixth paragraph above, as to which the date is May 7, 2007

LCA-VISION INC.
CONSOLIDATED BALANCE SHEETS

	RESTATED - SEE NOTE 10 At December 31,	
	2006	2005
	(Dollars in thousands, except per share amounts)	
Assets		
Current assets		
Cash and cash equivalents	$ 27,251	$ 110,531
Short-term investments	70,801	-
Accounts receivable, net of allowance for doubtful accounts of $2,310 and $2,641	12,160	10,520
Receivables from vendors	3,310	3,207
Prepaid professional fees	2,223	1,454
Prepaid expenses and other	6,414	4,031
Prepaid income taxes	1,667	2,875
Deferred tax assets	11,155	8,847
Total current assets	134,981	141,465
Property and equipment	77,323	63,026
Accumulated depreciation and amortization	(46,399)	(38,342)
Property and equipment, net	30,924	24,684
Accounts receivable, net of allowance for doubtful accounts of $532 and $504	2,174	1,132
Deferred compensation plan assets	4,090	2,569
Investment in unconsolidated businesses	904	158
Deferred tax assets	12,141	7,982
Other assets	4,256	3,269
Total assets	$ 189,470	$ 181,259
Liabilities and stockholders' investment		
Current liabilities		
Accounts payable	$ 5,264	$ 3,800
Accrued liabilities and other	9,111	8,910
Deferred revenue	22,234	14,542
Capital lease obligations maturing in one year	3,360	2,122
Total current liabilities	39,969	29,374
Capital lease obligations	2,431	1,434
Deferred compensation liability	4,136	2,569
Insurance reserve	6,163	3,840
Deferred revenue	27,608	17,298
Minority equity interest	47	41
Stockholders' investment		
Common stock ($.001 par value; 24,814,542 and 24,368,992 shares and 19,821,348 and 20,768,198 shares issued and outstanding, respectively)	25	24
Contributed capital	162,245	145,262
Common stock in treasury, at cost (4,993,194 shares and 3,600,794 shares)	(69,487)	(17,671)
Retained earnings	16,320	(919)
Accumulated other comprehensive income	13	7
Total stockholders' investment	109,116	126,703
Total liabilities and stockholders' investment	$ 189,470	$ 181,259

See Notes to Consolidated Financial Statements

LCA-VISION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	RESTATED - SEE NOTE 10 Years Ended December 31,		
	2006	2005	2004
	(Dollars in thousands, except per share amounts)		
Revenues - Laser refractive surgery	$ 238,925	$ 176,874	$ 120,364
Operating costs and expenses			
Medical professional and license fees	42,954	33,499	23,599
Direct costs of services	77,612	54,952	40,842
General and administrative expenses	21,156	14,021	10,292
Marketing and advertising	47,971	31,813	20,468
Depreciation	8,453	7,636	7,045
Operating income	40,779	34,953	18,118
Equity in earnings from unconsolidated businesses	746	328	369
Net investment income	6,182	3,929	2,137
Other income, net	(27)	(397)	(306)
Income before taxes on income	47,680	38,813	20,318
Income tax expense (benefit)	19,310	15,832	(11,553)
Net income	$ 28,370	$ 22,981	$ 31,871
Income per common share			
Basic	$ 1.37	$ 1.12	$ 1.59
Diluted	$ 1.34	$ 1.07	$ 1.53
Weighted average shares outstanding			
Basic	20,694	20,500	20,099
Diluted	21,235	21,492	20,814

See Notes to Consolidated Financial Statements

LCA-VISION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	RESTATED - SEE NOTE 10 Years Ended December 31,		
	2006	2005	2004
	(dollars in thousands)		
Cash flow from operating activities:			
Net income	$ 28,370	$ 22,981	$ 31,871
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	8,453	7,636	7,045
Provision for loss on doubtful accounts	1,855	1,778	1,344
Deferred income taxes	(6,436)	(2,297)	(14,532)
Tax benefit on disqualified disposition of stock options	-	5,670	1,311
Stock-based compensation	5,665	-	-
Deferred compensation	1,567	1,354	758
Insurance reserve	2,323	1,272	1,605
Equity in earnings from unconsolidated affiliates	(746)	(328)	(369)
Changes in operating assets and liabilities:			
Accounts receivables	(4,537)	(3,829)	(6,906)
Receivables from vendors	(103)	(2,130)	(275)
Prepaid expenses and other	(2,383)	(1,544)	(998)
Prepaid income taxes	1,208	(2,608)	(267)
Accounts payable	1,464	(1,723)	81
Deferred revenue, net of professional fees	16,202	13,971	6,082
Income taxes payable	-	(254)	16
Accrued liabilities and other	630	1,111	3,041
Net cash provided by operations	53,532	41,060	29,807
Cash flows from investing activities:			
Purchases of property and equipment	(9,656)	(10,748)	(7,213)
Purchases of investment securities	(308,943)	-	-
Proceeds from sale of investment securities	238,013	-	-
Distribution from minority equity investors	-	1,215	586
Deferred compensation plan	(1,521)	(1,382)	(726)
Other, net	119	170	(108)
Net cash used in investing activities	(81,988)	(10,745)	(7,461)
Cash flows from financing activities:			
Principal payments of capital lease obligations	(2,795)	(1,140)	(176)
Shares repurchased for treasury stock	(51,816)	(2,209)	-
Tax benefits related to stock-based compensation	5,409	-	-
Exercise of stock options	5,528	4,884	2,202
Distribution paid to minority equity investors	(19)	-	-
Dividends paid to stockholders	(11,131)	(7,407)	(2,692)
Net cash used in financing activities	(54,824)	(5,872)	(666)
(Decrease) increase in cash and cash equivalents	(83,280)	24,443	21,680
Cash and cash equivalents at beginning of year	110,531	86,088	64,408
Cash and cash equivalents at end of year	$ 27,251	$ 110,531	$ 86,088

See Notes to Consolidated Financial Statements

LCA-VISION INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

	RESTATED - SEE NOTE 10 Years Ended December 31,					
	2006		2005		2004	
	Shares	Amount	Shares	Amount	Shares	Amount
	(dollars in thousands)		(dollars in thousands)			
Common Stock						
Balance at beginning of year	24,368,992	$ 24	23,767,353	$ 24	23,465,342	$ 16
Employee plans	445,550	1	601,639	-	304,169	-
Stock split - par value effect	-	-	-	-	-	8
Partial shares	-	-	-	-	(2,158)	-
Balance at end of year	24,814,542	25	24,368,992	24	23,767,353	24
Treasury Stock						
Balance at beginning of year	(3,600,794)	(17,671)	(3,550,794)	(15,462)	(3,550,794)	(15,462)
Shares repurchased	(1,392,400)	(51,816)	(50,000)	(2,209)	-	-
Balance at end of year	(4,993,194)	(69,487)	(3,600,794)	(17,671)	(3,550,794)	(15,462)
Contributed Capital						
Balance at beginning of year		145,262		134,708		131,203
Stock split - par value effect		-		-		(8)
Employee plans		5,527		4,884		2,250
Stock split fractional shares		-		-		(48)
Stock based compensation		5,665		-		-
Deferred tax benefit of disqualified stock options		5,791		5,670		1,311
Balance at end of year		162,245		145,262		134,708
Retained Earnings (deficit)						
Balance at beginning of year		(919)		(16,493)		(45,672)
Net income		28,370		22,981		31,871
Dividends paid		(11,131)		(7,407)		(2,692)
Balance at end of year		16,320		(919)		(16,493)
Accumulated Other Comprehensive Loss (Income)						
Balance at beginning of year		7		299		114
Translation adjustments		1		(286)		154
Unrealized investment gain		5		(6)		31
Balance at end of year		13		7		299
Total Stockholders' Investment		$ 109,116		$ 126,703		$103,076

See Notes to Consolidated Financial Statements

1. Restatement, Description Of Business And Summary Of Significant Accounting Policies

Restatement

On April 18, 2007, we announced that we would restate our consolidated financial statements. The accompanying financial statements have been restated for all periods presented. The nature of the restatement and the effect on the financial statement line items are discussed in Note 10. In addition, certain disclosures in the following notes have been restated consistent with the financial statements.

Business

We are a leading developer and operator of fixed-site laser vision correction centers at our Lasik*Plus* vision centers. Our vision centers provide the staff, facilities, equipment and support services for performing laser vision correction that employ advanced laser technologies to help correct nearsightedness, farsightedness and astigmatism. We currently use fixed-site excimer lasers manufactured by Bausch & Lomb, Advanced Medical Optics and Alcon. Our vision centers are supported mainly by independent board-certified ophthalmologists and credentialed optometrists as well as other health care professionals. The ophthalmologists perform the laser vision correction procedures in our vision centers, and either ophthalmologists or optometrists conduct pre-procedure evaluations and post-operative follow-ups in-center. We have performed over 740,000 laser vision correction procedures in our vision centers in the United States and Canada since 1991. Most of our patients receive a procedure called LASIK, which we began performing in the United States in 1997.

We currently own and operate 60 Lasik*Plus* fixed-site laser vision correction centers generally located in larger metropolitan markets in the United States, and are part of a joint venture in Canada. Due to the nature of our operations and organization, we operate in only one business segment.

Consolidation and Basis of Presentation

We use the consolidation method to report our investment in majority-owned subsidiaries and other companies that are not considered variable interest entities (VIEs) and in all VIEs for which we are considered the primary beneficiary. In addition, we consolidate the results of operations of professional corporations with which we contract to provide the services of ophthalmologists or optometrists at our vision centers in accordance with EITF 97-2, *Application of FASB Statement 94 and APB Opinion No. 16 to Physician Management Entities and Certain Other Entities with Contractual Management Agreements.* Investments in joint ventures and 20% to 50% owned affiliates where we have the ability to exert significant influence are accounted for by the equity method. Intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions include patient financing receivables and reserves, insurance reserves, income taxes and long-lived assets. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results could differ significantly from the estimates under different assumptions or conditions.

Reclassification

Certain prior period amounts have been reclassified in the consolidated financial statements and accompanying notes to conform to current period presentation.

Cash and Cash Equivalents

We consider highly liquid investments with an original maturity of 90 days or less when purchased to be cash equivalents. Other assets include $500,000 of cash maintained by our consolidated captive insurance company pursuant to statutory requirements as of December 31, 2006. These funds are not available for general corporate purposes.

Short-term Investments

Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Currently all securities are classified as available-for-sale. Available-for-sale securities are carried at fair market value, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization is included in net investment income. Realized gains and losses and declines in value judged to be other-than-temporary are also included in net investment income. The cost of securities sold is based upon the specific identification method. Interest and dividends on securities classified as available-for-sale are included in net investment income.

The following table is a summary of available-for-sale securities (dollars in thousands) at December 31, 2006:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value (Net Carrying Value)
Corporate bonds	$ 6,795	$ -	$ -	$ 6,795
US Government securities	11,468	12	(6)	11,474
Municipal bonds	52,615	10	(93)	52,532
Total short term investments	$70,878	$22	$(99)	$70,801

The gross realized gains and losses on sales of available-for-sale securities for the twelve months ended December 31, 2006 totaled $18,000 and $7,000, respectively.

The net carrying value and estimated fair value of debt securities available for sale at December 31, 2006, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right or obligation to prepay obligations without prepayment penalties.

All securities are classified as short-term investments since the Company intends that such investments are available for operating purposes.

(Dollars in thousands at December 31, 2006))	Amortized Cost	Estimated Fair Value
Due in one year or less	$24,251	$24,203
Due after one year through three years	15,479	15,459
Due after three years	31,148	31,139
Total debt securities	$70,878	$70,801

Accounts Receivable

Accounts receivable are comprised primarily of amounts owed to the Company from patients and from professional corporations. Accounts receivables are presented net of allowances for doubtful accounts of $2,842,000 and $3,145,000 at December 31, 2006 and 2005, respectively. For patients that we finance with an initial term over 12 months, we recognize revenues based upon the present values of the expected payments. Finance charges on patient receivables were $1,094,000 in 2006, $857,000 in 2005 and $860,000 in 2004. These amounts are included in Net Investment Income on the Consolidated Statements of Operation. At December 31, 2006 and 2005, the discount in receivables with an initial term over 12 months was $117,000 and $284,000, respectively.

Allowance for Doubtful Accounts

We provide patient financing to some of our customers, including those who could not otherwise obtain third-party financing. The terms of the financing require the patient to pay an up-front fee which is intended to cover some or all of our variable costs, and the remainder is generally deducted automatically from the patient's checking account over a period of 12 to 36 months. We began our patient financing program in May 2002. We have recorded an allowance for doubtful accounts as a best estimate of the amount of probable credit losses from our patient financing program. Each month, we review the allowance and adjust the allowance based upon our own experience with patient financing and the credit experience of other centers that provide financing to customers similar to ours. Receivables are charged off against the allowance for doubtful accounts when it is probable a receivable will not be recovered.

Property and Equipment, and Depreciation and Amortization

Property and Equipment
We record our property and equipment at its original cost, net of accumulated depreciation. At the time property or equipment is retired, sold, or otherwise disposed of, the related cost and accumulated depreciation or amortization are deducted from the amounts reported in the Consolidated Balance Sheets and any gains or losses on disposition are recognized in the Consolidated Statements of Operations. We expense repair and maintenance costs as incurred. Assets recorded under capitalized leases are amortized to expense which is included in the Depreciation and Amortization expense.

Depreciation and Amortization
We compute depreciation using the straight-line method which recognizes the cost of the asset over its estimated useful life. We use the following estimated useful lives for computing the annual depreciation expense: building and building improvements, 5 to 39 years; furniture and fixtures, 3 to 7 years; medical equipment, 3 to 5 years; other equipment, 3 to 5 years. Amortization of leasehold improvements is recorded in the Consolidated Statements of Operations using the straight-line method based on the lesser of the useful life of the improvement or the lease term, which is typically five years or less.

We assess the impairment of property and equipment whenever events or circumstances indicate that the carrying value might not be recoverable. Recorded values of property and equipment that are not expected to be recovered through undiscounted future net cash flows are written down to fair value, which is generally determined from estimated discounted cash flows for assets held for use.

Deferred Compensation Plan Assets

The deferred compensation plan assets are invested in a variety of mutual funds including a money market fund, a bond fund and several equity funds. Assets are reported at fair market value.

Financial Instruments

Concentration of Credit Risk
Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments and short-term investments. Our policy is to place our temporary cash investments in short-term investment-grade, interest-bearing corporate securities or obligations of, or guaranteed by, the US government or state and municipal related entities. Our short-term investment portfolio is comprised of investment-grade securities, obligations of the US government and obligations of various states and municipalities.

Fair Values of Financial Instruments

The cost basis of our cash and cash equivalents, trade receivables with an initial term within 12 months and accounts payable approximate their fair values due to their short term maturities. For trade receivables with an initial term in excess of 12 months, we record the present value of the expected payments discounted at a rate of 17.5 percent per year. The fair values of available-for-sale securities are based on quoted market prices.

Accrued Enhancement Expense and Deferred Revenues

We provide post-surgical enhancements, free of charge for one year following the date of surgery, should the patient not achieve the desired visual correction during the initial procedure. We record an enhancement accrual based on our best estimate of the number and associated cost of procedures to be performed. Each month, we review the enhancement accrual and consider factors such as procedure cost and historical procedural volume when determining the appropriateness of the recorded balance.

We also offer our patients extended acuity programs. As the Company has sufficient experience to indicate that the costs associated to provide the service will be incurred other than on a straight-line basis, the consideration received through the extended acuity programs is deferred and recognized over the period in which the future costs of performing the enhancement procedures are expected to be incurred in accordance with FTB 90-1.

Captive Insurance Company Reserves

Effective December 18, 2002, we established a captive insurance company to provide professional liability insurance coverage for claims brought against us after December 17, 2002. In addition, our captive insurance company's charter allows it to provide professional liability insurance for our doctors, some of whom are currently insured by the captive. Our captive insurance company is managed by an independent insurance consulting and management firm, and it is capitalized and funded by us based on actuarial studies performed by an affiliate of the consulting and management firm. Beginning December 18, 2003, the Company elected to use the captive insurance company for both the primary insurance and the excess liability coverage. A number of claims are now pending with our captive insurance company. The financial statements of the captive insurance company are consolidated with our financial statements since it is a wholly-owned enterprise. As of December 31, 2006 and 2005, we recorded an insurance reserve amount of $6,163,000 and $3,840,000, respectively, which primarily represents an actuarially determined estimate of claims incurred but not yet reported.

Income Taxes

We are subject to income taxes in the United States and Canada. Significant judgment is required in determining our provision for income taxes and the related assets and liabilities. Income taxes are accounted for under FASB Statement No. 109 (FAS 109), *Accounting for Income Taxes.* The provision for income taxes includes income taxes paid, currently payable or receivable, and those deferred. Under FAS 109, deferred tax assets and liabilities are determined based on the temporary differences between amounts reported for financial reporting and tax basis of assets and liabilities, and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Deferred tax assets are also recognized for the estimated future effects of tax loss carryforwards. The effect on deferred taxes of changes in tax rates is recognized in the period in which the enactment date changes. Valuation allowances are established when necessary on a jurisdictional basis to reduce deferred tax assets to the amounts expected to be realized.

In the ordinary course of business, there are transactions and calculations where the ultimate tax determination is uncertain. We are periodically under audit by tax authorities. Accruals for tax contingencies are provided for in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies.* The Financial Accounting Standards Board (FASB) has recently issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.* This Interpretation is effective for fiscal years beginning after December 15, 2006 and prescribes a framework for recognizing and measuring income tax benefits for inclusion in the consolidated financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties. FIN 48 provides that an income tax benefit is recognized in the financial statements when it is more likely than not that the benefit claimed or to be claimed on an income tax return will be sustained upon examination. The amount of income tax benefit recognized is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We adopted FIN 48 as of January 1, 2007 and are in the process of finalizing our assessment of uncertain tax positions based on current FASB guidance. We do not anticipate the cumulative effect of adopting FIN 48 will be material to our financial statements.

Per Share Data

Basic per share data is income applicable to common shares divided by the weighted average common shares outstanding. Diluted per share data is income applicable to common shares divided by the weighted average common shares outstanding plus shares issuable upon the vesting of outstanding restricted stock units and the exercise of in-the-money stock options.

The total number of unexercised options and outstanding restricted stock units as of December 31 was:

	2006	2005	2004
Options	957,242	1,494,640	1,773,465
Restricted stock	119,247	-	-

Following is a reconciliation of basic and diluted earnings per share for the twelve-month periods ended December 31, 2006, 2005 and 2004 (dollars in thousands, except per share data).

	2006	2005	2004
Basic Earnings			
Net income	$28,370	$22,981	$31,871
Weighted average shares outstanding	20,694	20,500	20,099
Basic earnings per share	$ 1.37	$ 1.12	$ 1.59
Diluted Earnings			
Net income	$28,370	$ 22,981	$ 31,871
Weighted average shares outstanding	20,694	20,500	20,095
Effect of dilutive securities			
Stock options	525	992	715
Restricted stock	16	-	-
Weighted average common shares and potential dilutive shares	21,235	21,492	20,814
Diluted earnings per share	$ 1.34	$ 1.07	$ 1.53

Revenue Recognition

We recognize revenues as services are performed and pervasive evidence of an arrangement for payment exists. Additionally, revenue is recognized when the price is fixed and determinable and collectibility is reasonably assured. Revenues associated with separately priced acuity programs are deferred and recognized over the period in which future costs of performing the enhancement procedures are expected to be incurred.

Marketing and Advertising Expenditures

Marketing and advertising costs are expensed as incurred, except for the costs associated with direct mail. Direct mail costs include printing mailers for future use, purchasing mailing lists of potential customers and postage cost. The printing and postage costs are expensed as the items are mailed. The mailing lists are amortized over a twelve-month period consistent with their use. Prepaid advertising expense (principally direct mail cost) was $3,702,000 at December 31, 2006 and $1,897,000 at December 31, 2005.

Stock-Based Compensation

Effective January 1, 2006, on a modified prospective basis, the Company began using the fair value method under SFAS No. 123(R), *Share Based Payment*, to recognize equity compensation expense in our results of operations. Prior to January 1, 2006, the Company accounted for stock options using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (Opinion 25), *Accounting for Stock Issued to Employees.* SFAS 123(R) requires the cost of all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values at grant date, or the date of later modification, over the requisite service period. In addition, SFAS 123(R) requires unrecognized cost (based on the amounts previously disclosed in our pro forma footnote disclosure) related to options vesting after the date of initial adoption to be recognized in the financial statements over the remaining requisite service period.

Under the modified prospective approach, the amount of compensation cost recognized includes: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimate in accordance with the provisions of SFAS 123(R) and (ii) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimate in accordance with the provisions of SFAS 123(R). We recognize the cost of stock-based awards on a straight-line basis over the requisite service period. The stock-based compensation expense recognized due to the adoption of SFAS 123(R) for 2006 was $5,665,000 with associated tax benefits of $1,154,000 respectively. The amount of stock-based compensation capitalized was not material to our consolidated financial statements. Results for prior periods were not restated.

SFAS 123(R) requires the cash flows resulting from income tax deductions in excess of compensation costs to be classified as financing cash flows. This requirement resulted in reduced net operating cash flows and increased net financing cash flows of $5,409,000 for 2006. Prior to the adoption of SFAS 123(R), we presented all income tax benefits from deductions resulting from stock-based compensation costs as operating cash flows in the Consolidated Statements of Cash Flows.

Prior to the adoption of SFAS 123(R), the Company granted primarily stock options to employees. Since the adoption of SFAS 123(R), the Company has not granted any stock options, but instead has issued restricted stock units. Restricted stock unit awards to executive officers have performance conditions and cliff vesting. Restricted stock units awarded to other employees and non-employee directors to date do not have performance conditions and vest over specified time periods subject to continued employment or service.

As a result of adopting SFAS 123(R) on January 1, 2006, and our resulting decision to begin issuing restricted shares after January 1, 2006, the Company's income before income taxes and net income for 2006 are lower than if we had continued to account for share-based compensation under Opinion 25 in the following amounts (in thousands of dollars except per share amounts):

	2006
Decrease in income before income taxes	$5,665
Decrease in net income	$4,511
Decrease in earnings per share	
Basic	$0.22
Diluted	$0.21

Because we adopted SFAS 123(R) using the modified prospective approach, the prior years have not been restated. The following table sets forth the effect on net income and basic and diluted earnings per share as if we had applied the fair value recognition provisions for our stock-based compensation arrangements for 2005 and 2004 (dollars in thousands except per share amounts).

	2005	2004
Net income, as reported	$22,981	$31,871
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	2,627	1,320
Pro forma net income	$20,354	$30,551
Earnings per share:		
Basic – as reported	$1.12	$1.59
Basic – pro forma	0.99	1.52
Diluted – as reported	$1.07	$1.53
Diluted – pro forma	0.95	1.47

Other Recent Accounting Pronouncements

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements since the FASB has previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS 157 becomes effective for us on January 1, 2008. We are currently in the process of determining the effect, if any, the adoption of SFAS 157 will have on the consolidated financial statements.

2. Stockholders' Investment

We are authorized to issue up to 55 million shares of common stock with a par value of $.001 per share. On May 17, 2005, the Board of Directors authorized the Company to repurchase up to one million shares of its common stock. This repurchase was completed in November 2006. On November 22, 2006, the Company announced that the Board of Directors authorized a new share repurchase plan under which the Company is authorized to purchase up to $50,000,000 of its common stock. Through December 31, 2006, the Company had repurchased 442,400 shares of its common stock under this program at an average price of $35.06 per share for a total cost of approximately $15,500,000.

At December 31, 2006, there were 4,993,194 shares of common stock held in treasury.

3. Investment in Unconsolidated Businesses

Our investments in unconsolidated businesses were $904,000 and $158,000 at December 31, 2006 and 2005, respectively. These balances represent our equity investments in Eyemed/LCA-Vision, LLC (50% ownership at December 31, 2006) and Lasik M.D. Toronto Inc. (40% ownership at December 31, 2006).

On July 1, 2005, we transferred financial and operational control of Lasik M.D. Toronto Inc. to our joint venture partners in Toronto, Canada. Therefore, effective July 1, 2005 we began to account for the results of Lasik M.D. Toronto Inc. using the equity method. Prior to July 1, 2005, the financial results and balance sheet of Lasik M.D. Toronto Inc. were consolidated into our financial statements. While there was no material difference in the net income or earnings per share as a result of this change, our revenues and reported procedural volume no longer include the procedures performed in Canada.

Combined summary financial information for these entities is as follows (dollars in thousands):

	December 31,	
	2006	2005
Financial Position:		
Current assets	$4,308	$3,170
Total assets	4,318	3,170
Current liabilities	3,771	1,568
Total liabilities	3,771	1,568
Members' equity	547	1,602
Operating Results:		
Revenue	$26,956	$16,632
Net income	5,435	2,919

4. Income Taxes

The components of income tax expense (benefit) for the three years ended December 31, 2006 are presented in the following table (dollars in thousands):

	2006	2005	2004
Current:			
Federal	$21,686	$14,247	$ 487
State and local	4,060	3,386	559
Foreign	-	496	621
Total	25,746	18,129	1,667
Deferred:			
Federal	(5,964)	(2,255)	5,707
State and local	(472)	(42)	827
Total	(6,436)	(2,297)	6,534
Income tax expense	19,310	15,832	8,201
Valuation allowance (decrease)	-	-	(19,754)
Net income tax expense (benefit)	$19,310	$15,832	$ (11,553)

The Company decreased the valuation allowance on deferred tax assets in 2004 by $19,754,000. The reversal of the valuation allowance on deferred tax assets was made because of continued profitability of the Company in 2004 and expected future profitability. We currently believe it is more likely than not that our deferred tax assets will be realized to the extent of the tax benefit recorded.

The foreign tax provisions consist primarily of Canadian income taxes. We have made no provision for U.S. income taxes on undistributed earnings of approximately $898,000 from our international businesses because it is our intention to reinvest those earnings in those operations. If those earnings are distributed in the form of dividends, we may be subject to both foreign withholding taxes and U.S. income taxes net of allowable foreign tax credits. The amount of additional tax that might be payable upon reparation of these foreign earnings is approximately $200,000.

Income before income taxes for the last three years is presented in the following table (dollars in thousands):

	2006	2005	2004
Domestic	$46,972	$37,638	$19,204
Foreign	708	1,175	1,114
Total	$47,680	$38,813	$20,318

Deferred taxes arise because of temporary differences in the book and tax bases of certain assets and liabilities. Significant components of our deferred taxes are shown in the following table (dollars in thousands):

	December 31, 2006	December 31, 2005
Current deferred tax assets:		
Deferred revenue	$8,133	$5,305
Net operating loss carryforward	684	1,341
Allowance for doubtful accounts	1,135	1,370
Captive insurance reserves	601	462
Accrued enhancement expense	571	360
Other	31	9
Total current deferred tax assets	11,155	8,847
Long-term deferred tax assets:		
Deferred revenue	9,366	5,918
Net operating loss carryforwards	-	684
Deferred compensation	1,567	956
Share-based compensation	978	-
Property and equipment	230	424
Total long-term deferred tax assets	12,141	7,982
Net deferred tax assets	$23,296	$16,829

The following table reconciles the statutory federal income tax rate of 35% for 2006, 35% for 2005 and 34% for 2004, and the tax provision (benefit) shown in our Consolidated Statements of Operations (dollars in thousands):

	2006	2005	2004
Tax at statutory federal rate	$16,689	$13,585	$6,908
State and local income taxes, net of federal benefit	2,169	2,084	1,653
Permanent differences	702	49	22
Foreign income tax	-	107	46
Change in valuation allowance	-	-	(19,754)
Change in effective tax rate	-	93	(434)
Other	(250)	(86)	6
Income tax provision (benefit)	$19,310	$15,832	($11,553)

At December 31, 2006 and 2005 we had federal net operating loss carryforwards for income tax purposes of approximately $1,954,000 and $5,200,000, respectively, that can be used to reduce future taxable income. These expire in varying amounts from 2017 until 2022.

5. Leasing Arrangements

We lease office space for our vision centers under lease arrangements that qualify as operating leases. Capitalized leases are being used to finance the lasers used in the laser vision correction procedures.

The following table displays our aggregate minimal rental commitments under noncancellable leases for the periods shown (dollars in thousands):

	December 31, 2006	
	Capital Leases	Operating Leases
Year		
2007	$ 3,668	$ 6,187
2008	1,952	5,621
2009	585	4,881
2010	-	3,552
2011	-	2,071
Beyond 2011	-	2,601
Total minimum rental commitment	6,205	$24,913
Less interest	414	
Present value of minimum lease payments	5,791	
Less current installments	3,360	
Long-term obligations at December 31, 2006	$ 2,431	

The net book value of assets under capitalized leases at December 31, 2006 was $5,763,000 and $4,154,000 at December 31, 2005.

Total rent expense under operating leases amounted to $8,661,000 in 2006, $6,385,000 in 2005 and $5,538,000 in 2004.

6. Employee Benefits

Savings Plan

We sponsor a savings plan under Internal Revenue Code Section 401(k) to provide an opportunity for eligible employees to save for retirement on a tax-deferred basis. Under this plan, we may make discretionary contributions to the participants' accounts. We made contributions of $68,000 in 2006; $52,000 in 2005; and $41,000 in 2004.

Stock Incentive Plans

We have four stock incentive plans, the 1995 Long-Term Stock Incentive Plan ("1995 Plan"), the 1998 Long-Term Stock Incentive Plan ("1998 Plan"), the 2001 Long-Term Stock Incentive Plan ("2001 Plan"), and the 2006 Stock Incentive Plan ("2006 Plan"). With the adoption of the 2006 Plan, all prior plans were frozen and no new grants will be made from the 1995 Plan, the 1998 Plan or the 2001 Plan. Under the stock incentive plans, at December 31, 2006 approximately 1,076,000 shares of our common stock were reserved for issuance upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units, including 171,000 shares under the 1995 Plan, 459,000 shares under the 1998 Plan, 433,000 shares under the 2001 Plan, and 13,000 shares under the 2006 Plan. At December 31, 2006 a total of 1,731,922 shares were available for future awards under the 2006 Plan. The Compensation Committee of the Board of Directors administers all of our stock incentive plans.

The 2006 Plan permits us to issue incentive or non-qualified stock options to purchase shares of common stock, stock appreciation rights, restricted and unrestricted stock awards, performance awards, and cash awards to employees and non-employee directors.

As disclosed in Note 1, we adopted SFAS No. 123(R) on January 1, 2006 under the modified prospective method. The components of our pre-tax stock-based compensation expense (net of forfeitures) and associated income tax benefits are as follows (in thousands of dollars):

	2006
Stock Options	$ 4,080
Restricted Stock	1,585
	$ 5,665
Income Tax Benefit	$ 1,154

Stock Options

Our stock incentive plans permit certain employees to receive grants of fixed-price stock options. The option price is not less than the fair value of a share of the underlying stock at the date of grant. Option terms are generally 10 years, with options generally becoming exercisable between one and five years from the date of grant.

The fair value of each stock option is estimated on the date of the grant using a Black-Scholes option pricing model that uses assumptions noted in the following table. Expected volatility is based on a blend of implied and historical volatility of our common stock. We use historical data on exercises of stock options and other factors to estimate the expected term of the share-based payments granted. The risk free rate is based on the U.S. Treasury yield curve in effect at the date of grant. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

No stock options were granted in 2006. The fair value of each common stock option granted during 2005 and 2004 was estimated using the following weighted-average assumptions:

	2005	2004
Dividend yield	1.0 – 1.2%	1.2%
Expected volatility	77 – 93%	52 – 91%
Risk-free interest rate	3.28 – 4.33%	1.52 – 3.48%
Expected lives (in years)	2 – 5	2 – 5

The total intrinsic value (market value on date of exercise less exercise price) of options exercised during 2006, 2005 and 2004 was approximately $16,389,000, $19,780,000 and $2,944,000 respectively.

Intrinsic Value of Options at December 31, 2006

Options Outstanding	$ 15,618,000
Options Vested and Expected to Vest	15,317,000
Options Exercisable	11,316,000

The preceding aggregate intrinsic values represent the total pretax intrinsic value (the difference between the closing stock price of our stock on the last trading day of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the holders of those options specified in the table above had all option holders exercised their options on December 31, 2006. These amounts will change based on the fair market value of our stock.

Cash received from option exercises under all share-based payment arrangements for 2006 was approximately $5,528,000 for 2006, $4,884,000 for 2005 and $2,202,000 for 2004. The actual tax benefit recognized for the tax deductions from option exercises under all share-based payment arrangements for 2006 was approximately $5,409,000. SFAS 123(R) requires the cash flows resulting from income tax deductions in excess of compensation costs to be classified as financing cash flows. Prior to the adoption of SFAS 123(R), we presented all income tax benefits from deductions resulting from stock-based compensation costs as operating cash flows in the consolidated statements of cash flows.

At December 31, 2006, there was $4,127,000 of total unrecognized, pre-tax compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of approximately 1.52 years.

The Company did not make any modifications to outstanding share options prior to the adoption of SFAS 123(R). There were no changes in valuation methodology after the adoption of SFAS 123(R). The only change of assumptions was in the recognition of forfeitures. Prior to the adoption of SFAS 123(R), forfeitures were recognized on a proforma basis in the period in which they occurred. With the adoption of SFAS 123(R), the Company now estimates forfeitures based on a number of factors, including historical forfeiture rates, trends and expected forfeitures (estimated at 4%).

The following table summarizes the status of options granted under our 1995, 1998, 2001 and 2006 Plans:

	Stock Options	Weighted Average Exercise Price
Outstanding at 12/31/03	1,663,877	$ 8.64
Granted	469,114	16.57
Exercised	(304,169)	7.40
Cancelled/forfeited	(55,357)	11.71
Outstanding at 12/31/04	1,773,465	10.83
Granted	403,398	28.99
Exercised	(601,639)	8.12
Cancelled/forfeited	(80,584)	16.54
Outstanding at 12/31/05	1,494,640	16.64
Exercised	(440,774)	12.54
Cancelled/forfeited	(96,624)	19.21
Outstanding at 12/31/06	957,242	18.27
Options exercisable, December 31, 2006	566,503	14.52
Options expected to vest, December 31, 2006	931,855	18.14

The following table summarizes information about the stock options granted under the 1995, 1998, 2001 and 2006 Plans that were outstanding at December 31, 2006:

	Stock Options Outstanding			Stock Options Exercisable	
Range of exercise prices	# outstanding as of 12/31/06	Weighted-average remaining contractual life	Weighted-average exercise price	# Exercisable as of 12/31/06	Weighted-average exercise price
$2.25 - $5.92	124,285	6.03	$4.34	122,035	$4.36
$6.08 - $11.84	42,337	5.73	$10.87	34,837	$10.66
$12.19 - $12.19	154,127	6.88	$12.19	154,127	$12.19
$12.50 - $16.57	164,963	5.77	$15.01	102,463	$14.52
$16.58 - $17.27	97,901	7.69	$16.65	36,301	$16.60
$17.29 - $22.81	58,918	7.83	$21.09	21,916	$21.09
$27.05 - $27.05	197,693	8.14	$27.05	34,032	$27.05
$28.59 - $38.69	106,518	4.02	$32.15	57,294	$31.54
$42.56 - $44.60	5,500	8.57	$44.41	1,832	$44.42
$48.25 - $48.25	5,000	8.50	$48.25	1,666	$48.25
$2.25 - $48.25	957,242	6.63	$18.27	566,503	$14.52

The weighted-average fair value of options granted was $28.99 per option during 2005 and $16.57 per option during 2004.

Restricted Stock

Our stock incentive plans permit certain employees and non-employee directors to be granted restricted share unit awards in common stock. Awards of restricted share units are valued by reference to shares of common stock and entitle a participant to receive, upon the settlement of the unit, one share of common stock for each unit. The awards vest annually, over either a two or three year period from the date of the award, and do not have voting rights.

Restricted stock awards granted to employees and non-employee directors during 2006 totaled 142,895 shares. There were no restricted stock awards prior to January 1, 2006. The fair value of the awards at the grant date is expensed over the applicable vesting periods.

As of December 31, 2006, there was $4,278,000 of total unrecognized pre-tax compensation cost related to non-vested restricted stock. This cost is expected to be recognized over a weighted-average period of approximately 2.15 years.

The following table summarizes the restricted stock activity for 2006:

	Number of Share Unit Awards	Weighted Average Grant Date Fair Value
Outstanding at 1/1/06	-	$ -
Granted	142,895	42.40
Released	(4,776)	41.57
Forfeited	(18,872)	42.45
Outstanding at 12/31/06	119,247	$42.43

7. Commitments and Contingencies

Our business results in a number of medical malpractice lawsuits. Claims reported to us prior to December 18, 2002 were generally covered by external insurance policies and to-date have not had a material financial impact on our business other than the cost of insurance and our deductibles under those policies. Due to substantial increases in insurance premiums, effective as of December 18, 2002, we established a captive insurance company to provide coverage for claims brought against us after December 17, 2002. Our captive insurance company is managed by an independent insurance consulting and management firm and is capitalized by us based on actuarial studies performed by an affiliate of the consulting and management firm.

Since December 18, 2003, the Company has used the captive insurance company for both primary insurance and excess liability coverage. A number of claims are now pending with our captive insurance company. The losses paid by the captive insurance company have not been material. As of December 31, 2006 and 2005, we recorded an insurance reserve amount of $6,163,000 and $3,840,000 respectively, which primarily represents an actuarially determined estimate of claims incurred but not reported.

In addition, we are periodically subject to various claims and lawsuits. We believe that none of the legal proceedings to which we are currently subject, individually or in the aggregate, will have a material adverse effect on our business, financial position or results of operations.

8. Additional Financial Information

The tables below provide additional financial information related to our consolidated financial statements (dollars in thousands):

Balance Sheet Information

	At December 31,	
	2006	2005
Property and Equipment is comprised of the following:		
Land	$ 354	$ 354
Building and improvements	6,351	6,106
Leasehold improvements	12,929	8,353
Furniture and fixtures	4,804	4,046
Equipment	40,913	35,607
Equipment under capital leases	7,834	3,877
	73,185	58,343
Accumulated depreciation	(46,399)	(38,342)
Construction in progress	4,138	4,683
	$ 30,924	$24,684
Accrued Liabilities and Other is comprised of the following:		
Accrued payroll and related benefits	$ 2,457	$ 2,744
Accrued financing fees	1,257	2,423
Accrued enhancement expense	1,314	898
Other accrued liabilities	4,083	2,845
	$ 9,111	$ 8,910

Other accrued liabilities include expenses incurred for which the invoices have not been received.

Cash Flow Information

	For the Year Ended December 31,		
	2006	2005	2004
Cash paid during the year for:			
Interest	$ 302	$ 104	$ 24
Income taxes	18,961	15,348	1,907
Non-cash investing activities:			
Capital leases	$5,030	$3,778	$1,094
Other Comprehensive Income (Loss) Information			
Comprehensive income (loss):			
Income applicable to common stock	28,370	$22,981	$ 31,871
Unrealized (loss) gain on investment, net of tax	5	(6)	31
Foreign currency translation adjustments	1	(286)	154
Total comprehensive income	$ 28,376	$22,689	$ 32,056

9. Quarterly Financial Data (unaudited)

Financial results for interim periods do not necessarily indicate trends for any twelve-month period. Quarterly results can be affected by the number of procedures performed and the timing of certain expense items (dollars in thousands, except per share amounts):

PREVIOUSLY REPORTED:

	2006 Quarters				2005 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Revenues	$73,396	$65,453	$59,302	$58,776	$50,190	$48,391	$47,031	$46,785
Operating income	20,692	17,042	9,933	9,314	15,348	12,922	12,028	8,626
Income before taxes	22,264	18,634	11,633	11,351	15,716	13,451	13,340	10,277
Net Income	13,092	10,877	7,245	7,082	9,311	7,828	7,946	6,568
Earnings per share								
Basic	0.63	0.52	0.35	0.35	0.46	0.38	0.39	0.32
Diluted	0.61	0.51	0.34	0.34	0.44	0.36	0.37	0.30

RESTATED (see Note 10):

	2006 Quarters				2005 Quarters			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Revenues	$66,750	$60,297	$55,841	$56,037	$46,247	$44,665	$43,164	$42,798
Operating income	14,710	12,400	6,818	6,851	11,799	9,568	8,548	5,038
Income before taxes	16,282	13,992	8,518	8,888	12,167	10,097	9,860	6,689
Net Income	9,427	8,033	5,337	5,573	7,108	5,746	5,786	4,341
Earnings per share								
Basic	0.45	0.39	0.26	0.27	0.35	0.28	0.28	0.21
Diluted	0.44	0.37	0.25	0.27	0.34	0.27	0.27	0.20

10. Restatement of the Financial Statements

On March 9, 2007, LCA-Vision received a comment letter from the SEC related to a staff review of our 2006 10-K Report. The single issue raised in this letter addressed the Company's revenue recognition policy regarding services provided subsequent to the initial surgical procedure. In most cases, our base price laser vision correction surgery includes a one-year acuity program which will cover the cost of post-surgical enhancements should the patient not achieve the desired visual correction during the initial procedure. In addition, we offer our patients the option to purchase a lifetime acuity plan. The majority of our patients purchase the lifetime acuity program. The company's historical policy had been to defer revenues for separately priced extended warranties for those patients expected to receive treatment under the warranty. Historical data indicates that only 7% of patients received treatment under the warranty. The accounting for separately priced extended warranties is subject to Financial Accounting Standards Board ("FASB") Technical Bulletin 90-1 ("FTB 90-1"), *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.*

Following receipt of the SEC staff comment letter and upon further examination of the manner in which we have historically accounted for the revenues associated with the lifetime acuity program, we determined that our accounting for deferred revenues was not appropriate under FTB 90-1 and resulted in an overstatement of revenues. Under FTB 90-1, 100 percent of revenues from separately priced extended warranties are to be deferred and recognized over the life of the contract on a straight-line basis unless the Company has sufficient experience to indicate that the costs to provide the service will be incurred other than on a straight-line basis. The Company has sufficient experience to support that future enhancements will be incurred on other than a straight-line basis. Accordingly, we have restated our results to reflect the proper deferral of revenues associated with our lifetime acuity program as a separately priced extended warranty under FTB 90-1. We recognized these deferred revenues in our restated results over the period in which the future costs of performing the enhancement procedures are expected to be incurred. Because our base price generally included the right to enhancements in the first year, we recognize these deferred revenues, currently estimated to extend over a seven year period, based on historical enhancement rate patterns with amortization beginning after the first anniversary of a patient's surgical date. Under the historical pattern, approximately 51% of the deferred revenue will be recognized in the second year after the patient's initial surgery. The following table highlights the amortization rates in each successive period:

Year after Initial Surgery	Amortization Rate
3	15%
4	13%
5	11%
6	7%
7	3%

In addition to the deferral of revenues under FTB 90-1, we are also deferring a portion of our costs of service related to professional fees paid to the attending surgeon. Professional fees, which are commission based, are earned when a procedure is performed. The physician receives no incremental fee for an enhancement procedure. Accordingly, a portion of the professional fee paid to the physician relates to the future enhancement procedures to be performed and qualifies for deferral under FTB 90-1 as a direct and incremental cost of the warranty contract. We will use the same historical experience to amortize the deferred revenue and the deferred professional fees.

The following table sets forth a reconciliation of previously reported and restated net income/(loss) and retained deficit as of the dates and for the periods shown (in thousands):

	Net Income / (Loss)					**Retained Deficit At December 31,**
	2006	**2005**	**2004**	**2003**	**2002**	**2001**
Previously Reported	$ 38,296	$ 31,653	$ 32,029	$ 7,269	$ (3,826)	$ (40,512)
Pre-tax adjustments:						
Deferred revenues	(18,002)	(15,523)	(6,758)	(2,588)	666	(7,637)
Deferred professional fees	1,800	1,552	676	259	(67)	764
Total pre-tax adjustments	(16,202)	(13,971)	(6,082)	(2,329)	599	(6,873)
Related tax effect - provision for / (benefit from)	(6,276)	(5,299)	(5,924)	-	-	-
Net after-tax adjustmens	(9,926)	(8,672)	(158)	(2,328)	599	(6,873)
Restated	$ 28,370	$ 22,981	$ 31,871	$ 4,940	$ (3,227)	$ (47,385)

There is no change to cash provided by operating activities or to cash and cash equivalents on the balance sheet for any period affected.

The following table presents the effect of the restatement on the Consolidated Statement of Operations (in thousands, except per share amounts):

	For the Years Ended December 31,					
	2006		2005		2004	
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
Revenues -- Laser refractive surgery	$ 256,927	$ 238,925	$ 192,397	$ 176,874	$ 127,122	$ 120,364
Operating costs and expenses						
Medical professional and license fees	44,754	42,954	35,051	33,499	24,275	23,599
Direct costs of services	77,612	77,612	54,952	54,952	40,842	40,842
General and administrative expenses	21,156	21,156	14,021	14,021	10,292	10,292
Marketing and advertising	47,971	47,971	31,813	31,813	20,468	20,468
Depreciation and amortization	8,453	8,453	7,636	7,636	7,045	7,045
Operating income	56,981	40,779	48,924	34,953	24,200	18,118
Equity in earnings from unconsolidated businesses	746	746	328	328	369	369
Net investment income	6,182	6,182	3,929	3,929	2,137	2,137
Other income	(27)	(27)	(397)	(397)	(306)	(306)
Income before taxes on income	63,882	47,680	52,784	38,813	26,400	20,318
Income tax expense (benefit)	25,586	19,310	21,131	15,832	(5,629)	(11,553)
Net income	$ 38,296	$ 28,370	$ 31,653	$ 22,981	$ 32,029	$ 31,871
Income per common share						
Basic	$ 1.85	$ 1.37	$ 1.54	$ 1.12	$ 1.59	$ 1.59
Diluted	$ 1.80	$ 1.34	$ 1.47	$ 1.07	$ 1.54	$ 1.53
Dividends declared per share	$ 0.18	$ 0.18	$ 0.12	$ 0.12	$ -	$ -
Weighted average shares outstanding						
Basic	20,694	20,694	20,500	20,500	20,099	20,099
Diluted	21,235	21,235	21,492	21,492	20,814	20,814

The following table presents the effect of the restatement on the Consolidated Balance Sheet (in thousands):

	At December 31,			
	2006		2005	
	Previously Reported	Restated	Previously Reported	Restated
Assets				
Current assets				
Cash and cash equivalents	$ 27,251	$ 27,251	$ 110,531	$ 110,531
Short-term investments	70,801	70,801	-	-
Accounts receivable, net of allowance for doubtful accounts of $2,310 and $2,641	12,160	12,160	10,520	10,520
Receivables from vendors	3,310	3,310	3,207	3,207
Prepaid professional fees	-	2,223	-	1,454
Prepaid expenses and other	6,414	6,414	4,031	4,031
Prepaid income taxes	1,667	1,667	2,875	2,875
Deferred tax assets	3,022	11,155	3,542	8,847
Total current assets	124,625	134,981	134,706	141,465
Property and equipment	77,323	77,323	63,026	63,026
Accumulated depreciation and amortization	(46,399)	(46,399)	(38,342)	(38,342)
Property and equipment, net	30,924	30,924	24,684	24,684
Accounts receivable, net of allowance for doubtful accounts of $532 and $504	2,174	2,174	1,132	1,132
Deferred compensation plan assets	4,090	4,090	2,569	2,569
Investment in unconsolidated businesses	904	904	158	158
Deferred tax assets	2,775	12,141	2,064	7,982
Other assets	1,495	4,256	1,539	3,269
Total assets	$ 166,987	$ 189,470	$ 166,852	$ 181,259
Liabilities and stockholders' investment				
Current liabilities				
Accounts payable	$ 5,264	$ 5,264	$ 3,800	$ 3,800
Accrued liabilities and other	9,111	9,111	8,910	8,910
Deferred revenue	-	22,234	-	14,542
Capital lease obligations maturing in one year	3,360	3,360	2,122	2,122
Total current liabilities	17,735	39,969	14,832	29,374
Capital lease obligations	2,431	2,431	1,434	1,434
Deferred compensation liability	4,136	4,136	2,569	2,569
Insurance reserve	6,163	6,163	3,840	3,840
Deferred revenue	-	27,608	-	17,298
Minority equity interest	47	47	41	41
Stockholders' investment				
Common stock ($.001 par value; 24,814,542 and 24,368,992 shares and 19,821,348 and 20,768,198 shares issued and outstanding, respectively)	25	25	24	24
Contributed capital	162,245	162,245	145,262	145,262
Common stock in treasury, at cost (4,993,194 shares and 3,600,794 shares)	(69,487)	(69,487)	(17,671)	(17,671)
Retained earnings	43,679	16,320	16,514	(919)
Accumulated other comprehensive income	13	13	7	7
Total stockholders' investment	136,475	109,116	144,136	126,703
Total liabilities and stockholders' investment	$ 166,987	$ 189,470	$ 166,852	$ 181,259

The following table presents the effect of the restatement on the Consolidated Statement of Cash Flows (in thousands):

	Years Ended December 31,					
	2006		2005		2004	
	Previously Reported	Restated	Previously Reported	Restated	Previously Reported	Restated
Cash flow from operating activities:						
Net income	$ 38,296	$ 28,370	$ 31,653	$ 22,981	$ 32,029	$ 31,871
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation	8,453	8,453	7,636	7,636	7,045	7,045
Provision for loss on doubtful accounts	1,855	1,855	1,778	1,778	1,344	1,344
Deferred income taxes	(160)	(6,436)	3,002	(2,297)	(8,608)	(14,532)
Tax benefit on disqualified disposition of stock options	-	-	5,670	5,670	1,311	1,311
Stock-based compensation	5,665	5,665	-	-	-	-
Deferred compensation	1,567	1,567	1,354	1,354	758	758
Insurance reserve	2,323	2,323	1,272	1,272	1,605	1,605
Equity in earnings from unconsolidated affiliates	(746)	(746)	(328)	(328)	(369)	(369)
Changes in operating assets and liabilities:						
Accounts receivables	(4,537)	(4,537)	(3,829)	(3,829)	(6,906)	(6,906)
Receivables from vendors	(103)	(103)	(2,130)	(2,130)	(275)	(275)
Prepaid expenses and other	(2,383)	(2,383)	(1,544)	(1,544)	(998)	(998)
Prepaid income taxes	1,208	1,208	(2,608)	(2,608)	(267)	(267)
Accounts payable	1,464	1,464	(1,723)	(1,723)	81	81
Deferred revenue, net of professional fees	-	16,202	-	13,971	-	6,082
Income taxes payable	-	-	(254)	(254)	16	16
Accrued liabilities and other	630	630	1,111	1,111	3,041	3,041
Net cash provided by operations	53,532	53,532	41,060	41,060	29,807	29,807
Cash flows from investing activities:						
Purchases of property and equipment	(9,656)	(9,656)	(10,748)	(10,748)	(7,213)	(7,213)
Purchases of investment securities	(308,943)	(308,943)	-	-	-	-
Proceeds from sale of investment securities	238,013	238,013	-	-	-	-
Distribution from minority equity investors	-	-	1,215	1,215	586	586
Deferred compensation plan	(1,521)	(1,521)	(1,382)	(1,382)	(726)	(726)
Other, net	119	119	170	170	(108)	(108)
Net cash used in investing activities	(81,988)	(81,988)	(10,745)	(10,745)	(7,461)	(7,461)
Cash flows from financing activities:						
Principal payments of capital lease obligations	(2,795)	(2,795)	(1,140)	(1,140)	(176)	(176)
Shares repurchased for treasury stock	(51,816)	(51,816)	(2,209)	(2,209)	-	-
Tax benefits related to stock-based compensation	5,409	5,409	-	-	-	-
Exercise of stock options	5,528	5,528	4,884	4,884	2,202	2,202
Distribution paid to minority equity investors	(19)	(19)	-	-	-	-
Dividends paid to stockholders	(11,131)	(11,131)	(7,407)	(7,407)	(2,692)	(2,692)
Net cash used in financing activities	(54,824)	(54,824)	(5,872)	(5,872)	(666)	(666)
(Decrease) increase in cash and cash equivalents	(83,280)	(83,280)	24,443	24,443	21,680	21,680
Cash and cash equivalents at beginning of year	110,531	110,531	86,088	86,088	64,408	64,408
Cash and cash equivalents at end of year	$ 27,251	$ 27,251	$ 110,531	$ 110,531	$ 86,088	$ 86,088

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

The information in Item 9 included in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and or to reflect the passage of time since the date of the Original Filing.

None.

Item 9A. Controls and Procedures.

Restatement of Financial Statements

For the reasons discussed in the "Explanatory Note – Restatement of Financial Information" at the beginning of this 2006 10-K/A Report, we have restated herein our historical consolidated balance sheets as of December 31, 2006 and 2005; our consolidated statements of operations, stockholders' investment and cash flows for the years ending 2006, 2005 and 2004; and selected financial data as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002. The certification of our Chief Executive Officer and Chief Financial Officer, filed as Exhibits 31.1, 31.2 and 32, should be read in conjunction with this Item 9A.

Disclosure controls and procedures

In connection with the restatement, under the direction of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we reevaluated the assessment of our disclosure controls and procedures. We identified a material weakness in our internal control over financial reporting with respect to the deferral of revenues associated with separately priced extended warranties, as described in the "Report of Management on Internal Control over Financial Reporting (as restated)".

Solely as a result of this material weakness, the CEO and CFO have now concluded that our disclosure controls and procedures were not effective as of December 31, 2006.

In connection with the 2006 Form 10-K/A Report, under the direction of the CEO and CFO, we have again evaluated the Company's disclosure controls and procedures, as that term is defined in Rule 13-a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and have concluded that, including the remedial activities described below in "Remediation of a Material Weakness in Internal Control over Financial Reporting," as of [date], our disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Remediation of a Material Weakness in Internal Control over Financial Reporting

We are confident that, as of the date of this filing, we have fully remediated the material weakness in our internal control over financial reporting with respect to the deferral of revenues associated with separately priced extended warranties pursuant to FTB 90-1. Our remediation actions included:

- The review of and deferral of revenues associated with all historical sales of separately priced extended warranties consistent with the application of FTB 90-1, and the recording of accounting adjustments as appropriate; and
- Implementation of controls and processes to properly account for the deferral of revenues associated with separately priced extended warranties going forward. These controls and processes include new reconciliation and monitoring controls.

Changes in Internal Control Over Financial Reporting

Except for the remediation of the material weakness in internal control over financial reporting discussed above,, the CEO and CFO concluded that there was no change in the Company's internal control over financial reporting during the fourth quarter of our fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, LCA-Vision Inc.'s internal control over financial reporting.

Management's report on internal control over financial reporting

Information on the Company's internal control over financial reporting is contained in "Item 8. Financial Statements and Supplementary Data – Report of Management on Internal Control over Financial Reporting (as restated)" and "Report of Independent Registered Public Accounting Firm" and is incorporated herein by reference.

Item 9B. Other Information.

The information in Item 9B in the Original Filing has not been updated for information or events occurring after the date of the Original Filing or to reflect the passage of time since the date of the Original Filing.

Not applicable.

PART III

Except as otherwise indicated, the information in this Part III speaks as of the date of filing of this 2006 Form 10-K/A Report.

Item 10. Directors, Executive Officers and Corporate Governance.

Directors

Information on current members of the Board of Directors of the Company is set forth below. The Board of Directors has determined that Messrs. Bahl, Cody, Hassan, Gutfreund and Woods are "independent" directors as defined in the Marketplace Rules of The NASDAQ Stock Market.

William F. Bahl, age 56, is the co-founder and President of Bahl & Gaynor Investment Counsel, an independent registered investment adviser located in Cincinnati. Prior to founding Bahl & Gaynor in 1990, he served as Senior Vice President and Chief Investment Officer at Northern Trust Company in Chicago. Mr. Bahl is a director of Cincinnati Financial Corporation and Hennegan Co., and serves as a trustee for the Talbert House Foundation and Deaconess Associations, Inc. He is also the current Chairman of the Cincinnati Country Day School Foundation, and is a member of the Cincinnati Society of Financial Analysts. He has served as a director of the Company since 2005.

Thomas G. Cody, age 65, is Vice Chairman of Federated Department Stores. He joined Federated Department Stores in 1982 from Pan American World Airways, Inc., where he served as Senior Vice President, General Counsel and Secretary. Mr. Cody currently serves on the board of CTS Corporation, Ohio National Financial Services, Inc. and Ohio National Life Insurance Company. He is also a member of the Board of Trustees for Xavier University, Children's Hospital Medical Center, The Children's Hospital, the Medical Center Fund, the Greater Cincinnati Foundation, the Cincinnati Chamber of Commerce, and the Hebrew Union College – University of Cincinnati Ethics Center. He is a Past Chair of the United Way and Community Chest and the Greater Cincinnati Chamber of Commerce Board of Trustees as well as the former Co-Chair of Cincinnati C.A.N. He has served as a director of the Company since 2005.

John H. Gutfreund, age 77, is Senior Advisor of C.E. Unterberg, Towbin, an investment partnership for high-growth technology companies, a position he has held since January 2002. Since 1993, Mr. Gutfreund has also been the President of Gutfreund & Co. Inc., a financial management consulting firm. Formerly, Mr. Gutfreund was with Salomon Brothers from 1953-1991, most recently as its Chairman. Mr. Gutfreund is a director of Montefiore Medical Center, New York City, and a member of its Executive, Finance, Investment and Real Estate Committees; a member of the Council on Foreign Relations; a lifetime member of the Board of Trustees of the New York Public Library; an honorary trustee of Oberlin (Ohio) College; Chairman Emeritus and Trustee, Aperture Foundation; and a director of Compudyne Corporation, Evercel, Inc., Maxicare Health Plans, Inc. and Chairman of the Board and Director, Nutrition 21, Inc. He has served as a director of the Company since 1997.

John C. Hassan, age 64, has been a consultant to BSC Ventures, a holding company in the printing and converting industry since November 2006. Prior to that, he had been the President and CEO of Champion Printing, Inc., a direct mail printing company, for more than 15 years. Previously, he was Vice President Marketing of the Drackett Company, a division of Bristol-Myers Squibb. He currently serves on the boards of the Ohio Graphics Arts Health Fund and the Madeira/Indian Hill Fire Company. He has served as a director of the Company since 1996.

Steven C. Straus, age 50, is Chief Executive Officer of LCA-Vision Inc. He joined the Company on November 2, 2006. Previously, Mr. Straus served in various capacities at MSO Medical, a health management company, from December 2003 through October 2006, including at times as Chief Development Officer, Chief Operating Officer, President and, most recently, advisor to the Board of Directors. Prior to joining MSO Medical, Mr. Straus was Chief Development Officer at Titan Health Corporation, an ambulatory surgery center company, from May 2003 to November 2003, and Vice President, General Manager of OR Partners, Ambulatory Surgery Center Division of TLC Vision Inc. from October 2001 through April 2003. Previously he was President of the Healthcare Products Group at Jordan Industries, Senior Vice President at Columbia/HCA and Medical Care, Inc. and he served in several management capacities at Baxter Healthcare and American Hospital Supply Corporation. He has served as a director of the Company since November 2006.

David W. Whiting, M.D., age 48, is an ophthalmic surgeon, Board Certified by the American Board of Ophthalmology. Affiliated with LCA-Vision Inc. since 1997, he joined as a full-time LASIK surgeon and Medical Director of LCA-Vision Inc.'s Minneapolis laser vision centers in 1999. Dr. Whiting has performed over 70,000 laser vision correction procedures. Prior to joining LCA-Vision Inc., Dr. Whiting was in private surgical eye practice since 1989, serving as managing partner of a large multispecialty eye clinic in Minneapolis. He served two years as Medical Director of the Allina Medical Group Eye Services Division of the Allina Health System HMO. From 1998 to 2003, Dr. Whiting owned and directed InVision Optical, a retail optical chain in the Minneapolis-St. Paul metropolitan area. He founded Consultative Eye Care, P.A. in 2000 and has served as Medical Director of Consultative Skin Care, P.A. since 2001. A graduate of Washington University School of Medicine, Dr. Whiting also received a graduate degree at Stanford University through the division of Ophthalmology Research. He has held clinical staff appointments at the University of Minnesota School of Medicine. He has served as a director of the Company since June 2006.

E. Anthony Woods, age 66, has been non-executive Chairman of the Board of Directors of LCA-Vision Inc. since March 2006. Mr. Woods has been Chairman of Deaconess Associations, Inc. (Deaconess), a healthcare holding company, since 2003, and was previously President and Chief Executive Officer of Deaconess, from January 1987 through February 2003. Mr. Woods is also Chairman and Chief Executive Officer of SupportSource, a healthcare consulting firm, a position he has held since February 2003. He is a director of Cincinnati Financial Corporation, Deaconess and Phoenix Health Systems. He has served as a director of the Company since 2004.

Executive Officers

The current executive officers of the Company are Steven C. Straus, Chief Executive Officer; and Alan H. Buckey, Executive Vice President/Finance and Chief Financial Officer. Information about Mr. Straus is given above under "Directors."

Alan H. Buckey, age 48, is Executive Vice President/Finance and Chief Financial Officer for LCA-Vision. He came to LCA-Vision from Pease Industries, a manufacturing company based in Fairfield, Ohio, where he served as Vice President, Finance from 1991 to February 2000. Prior to 1991, Mr. Buckey served as Chief Financial Officer of the Hilltop Companies, a contract laboratory research firm, and as a senior manager with Ernst & Young's Great Lakes Consulting Group. While at Ernst & Young, he served as acting Chief Financial Officer of a start-up laser surgery management company which was the predecessor of LCA-Vision. He joined LCA-Vision in March 2000 as its Vice President, Finance and became Executive Vice President in January 2001. Mr. Buckey is a graduate of Miami University and holds an MBA from the Wharton School, University of Pennsylvania. He is a Certified Public Accountant.

During 2006, Mr. Craig P.R. Joffe served as a director and as Chief Operating Officer, General Counsel and Secretary of the Company. He also served as the Company's Interim Chief Executive Officer from March 1, 2006 through November 1, 2006. Mr. Joffe resigned from the Board of Directors effective March 22, 2007. In addition, Mr. Joffe terminated his employment with the Company effective March 30, 2007. Mr. Joffe had served the Company as an executive officer since 2003. He had been a member of the Board since 2004.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's equity securities, to file reports of security ownership and changes in that ownership with the SEC. Officers, directors and greater than ten-percent beneficial owners also are required to furnish the Company with copies of all Section 16(a) forms they file. Based upon a review of copies of these forms, the Company believes that all Section 16(a) filing requirements were complied with on a timely basis during and for 2006, except for the following filings, which were made after their due dates. Form 4s for Messrs. Bahl, Cody, Gutfreund, Hassan, Whiting and Woods reporting the automatic payment in stock of a portion of their director compensation for the quarter ended September 30, 2006; a Form 4 for Mr. Craig P.R. Joffe upon a grant of restricted stock on March 2, 2006; Form 4s for Messrs. Joffe and Whiting for the withholding of shares to pay taxes on the partial vesting of restricted stock awards on March 2, 2007; and a Form 5 for Mr. Gutfreund to report a gift made during 2006.

Code of Business Conduct and Ethics

The Company has a Code of Business Conduct and Ethics that is applicable to all employees, including executive officers, as well as to directors to the extent relevant to their services as directors. The Code of Business Conduct and Ethics is available on the Company's website at www.lasikplus.com by clicking on "Investors" and "Corporate Governance." You may request a copy of the Code of Business Conduct and Ethics to be mailed to you by writing the Secretary of Company at the Company's address shown on the cover page of this Form 10-K/A or calling 513-792-5629. Any amendments to, or waivers from, the Code of Business Conduct and Ethics that apply to the Company's principal executive and financial officers will be posted on the Company's website.

Audit Committee

The Company's Board of Directors has an Audit Committee. The current members of the Audit Committee are Messrs. Hassan (Chair), Bahl, Cody and Woods. The Board of Directors has determined that each member of the Audit Committee is independent for purposes of the Marketplace Rules of The NASDAQ Stock Market and that Mr. Hassan qualifies as an "audit committee financial expert" as defined in the rules of the SEC.

Item 11. Executive Compensation.

Compensation Committee

The Compensation Committee consists of five independent directors of the Company. No member of the Committee has any interlocking relationship with the Company, as defined in applicable SEC rules and regulations. The Committee is responsible for developing and recommending the Company's executive compensation principles, policies and programs to the Board of Directors. In addition, the Compensation Committee either determines or recommends to the Board of Directors on an annual basis the compensation to be paid to the Chief Executive Officer and, with advice from the Chief Executive Officer, determines the amount paid to each of the other executive officers of the Company.

The CEO may not be present during any voting or deliberations of the Committee regarding the CEO's compensation.

Compensation Committee Report On Executive Compensation

The undersigned members of the Compensation Committee of the Board of Directors of LCA-Vision Inc. during 2006 and currently have furnished the following report for inclusion in this Form 10-K/A.

The Committee has reviewed and discussed the Compensation Discussion and Analysis presented below with the Company's management. Based upon that review and those discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this 2006 Form 10-K/A

William F. Bahl (Chair)
Thomas G. Cody
John H. Gutfreund
John C. Hassan
E. Anthony Woods

Compensation Discussion and Analysis

The Company's compensation programs are designed to provide its executive officers with market-competitive salaries and the opportunity to earn incentive compensation related to performance expectations identified by the Compensation Committee or the Board. The objectives of the Company's executive compensation program as developed by the Compensation Committee are to:

- Provide a direct link between executive officer compensation and the interests of the Company's stockholders by making a significant portion of executive officer compensation dependent upon the financial performance of the Company.

- Support the achievement of the Company's annual and long-term goals and objectives as determined annually by the Committee or the Board.

- Provide opportunities for equity ownership based on competitive levels, corporate/segment performance, share price performance and share dilution considerations.

- Provide compensation plans and arrangements that encourage the retention of better-performing executives.

To help assess the level of executive compensation relative to comparable companies, the Compensation Committee has utilized the services of professional compensation consultants. The consultants prepared an analysis of 41 companies representing direct competitors, medical technology companies with similar market capitalization and high growth retail and technology companies.

Components and Philosophy of Executive Compensation

The compensation of executive officers of the Company includes (i) base salary, (ii) annual incentive cash bonuses, and (iii) long-term equity incentive compensation. Cash bonuses and long-term equity incentives (collectively, "Incentive Compensation") represent a significant portion of an executive officer's potential annual compensation. In general, the proportion of an executive officer's compensation that is Incentive Compensation increases with the level of responsibility of the officer. The Compensation Committee allocates a portion of total maximum compensation to each of these elements of compensation as set forth under the Annual Incentive Bonuses (Non Equity Compensation) and Long-Term Equity Incentive Grants portions of this Compensation Discussion and Analysis section. These allocations are intended to provide an appropriate salary to the Company's executive officers while making the greater part of their compensation contingent on, and tied to, the Company's performance. The allocation to annual incentive cash bonuses is intended to encourage and reward short-term success. The allocation to equity incentive compensation, in addition to encouraging and rewarding success over the performance period, ties the executive's interest to the long-term success of the Company by giving the executive an equity interest in the Company.

The compensation program is designed to further the current strategic goals of the Company which are to increase stockholder value by focusing on increasing pre-tax income through increases in revenue coupled with operating efficiencies. Executive officers also receive various benefits generally available to all employees of the Company, such as a 401(k) plan and medical plans.

The Compensation Committee seeks to set total compensation for the Company's executive officers at levels that are competitive with that paid to executives with similar levels of responsibilities at similarly-sized corporations that are deemed comparable to the Company. For 2006 and future years, the Compensation Committee's goal is to provide total compensation, assuming maximum performance targets for Incentive Compensation are met, that approaches the 75th percentile of total compensation at such comparable companies.

In setting annual and long-term Incentive Compensation goals and performance levels, the Committee intends to provide the executives a challenging yet reasonable opportunity to reach the threshold amount, while requiring substantial growth to reach the maximum level.

Base Salaries

The Compensation Committee seeks to set base salaries for the Company's executive officers at levels that are competitive with median levels for executives with similar roles and responsibilities at similar-sized companies. The Committee has established a target range of 80% to 120% of median level. In setting annual salaries for individuals, the Compensation Committee first considers the compensation paid for similar positions at similar-sized companies and the executive's experience, level and scope of responsibility as a benchmark forecast. It then considers individual performance of the executive measured against expectations in developing its salary increase recommendations. The base salaries of the Company's executive officers, Steven C. Straus, and Alan H. Buckey, have been set at $350,000 and $282,000, respectively, for 2007.

Annual Incentive Bonuses (Non-Equity Incentive Compensation)

The Company's Executive Cash Bonus Plan establishes performance criteria for the payment of annual bonuses to the Company's executive officers and such other additional employees as may be selected by the Compensation Committee from time to time. Bonus amounts are calculated as a percent of base salary at the end of the year based upon the extent to which threshold, target and maximum performance goals set annually by the Committee are achieved. The 2006 performance measure was pre-tax income. Based upon 2006 performance, Mr. Joffe and Mr. Buckey were paid bonuses of $128,475 and $115,627, respectively.

Bonus levels for achieving the threshold, target and maximum performance for 2007 are 75%, 100% and 125% of base salary, respectively, for Mr. Straus, with linear interpolation between those percentages. These levels were established in accordance with Mr. Straus' employment agreement, which is described below. For Mr. Buckey, the bonus levels for achieving threshold, target and maximum performance are 20%, 40% and 60% of base salary, respectively. The 2007 performance measure is pre-tax income. The Committee may select one or more additional or different objective performance measures in the future.

Long-Term Equity Incentive Grants

The Company's stock incentive plans authorize the Compensation Committee to award stock options and restricted stock to executive officers and other key employees. Stock incentive grants are designed to align the long-term interests of the Company's key employees with those of its stockholders by enabling key employees to develop and maintain significant long-term equity ownership positions. Prior to 2006, grants were made in the form of stock options. Primarily as a result of the financial implications associated with the change in accounting treatment of stock options under FAS 123 (R), all equity incentive grants in 2006 were made in the form of restricted stock awards.

The number of stock incentives granted to an executive officer is a function of the executive's level of responsibility. Variance among these numbers is based upon the Compensation Committee's reasoned expectation of the executive's future contribution to the Company.

In early 2006, the Compensation Committee initiated a long-term equity incentive program under which a performance measure for the year is established, performance goals are set and threshold, target and maximum Performance Share Award opportunities are made to the Company's executive officers at the beginning of each year. Shares of restricted stock then are issued to the executives early in the following year to the extent that the performance goals have been achieved. The restricted shares earned may not be sold by the holder until the third anniversary of the date on which the Performance Share Award was granted and will be forfeited if the holder's employment with the Company terminates before that date for any reason other than death or disability. The restricted shares have voting and dividend rights during the restricted period.

The performance measure for 2006 was pre-tax income. Mr. Joffe and Mr. Buckey each earned 8,565 restricted shares based upon 2006 performance. Mr. Buckey's shares will vest on March 2, 2009. Mr. Joffe's shares were forfeited upon his termination of employment. The award opportunity of Kevin M. Hassey, who served as President of the Company during 2006, was forfeited when his employment terminated effective October 6, 2006.

On February 28, 2007, the Compensation Committee established the terms for the 2007 program. The 2007 performance measure is pre-tax income. Mr. Buckey has threshold, target and maximum award opportunities of 4,000, 8,000 and 12,000 shares. Mr. Straus has threshold, target and maximum amounts, which were provided for in his November 2006 employment agreement, of 6,275, 9,365 and 12,455 shares, respectively. Mr. Straus did not receive an additional Performance Share Award in February 2007.

The Committee also makes time-based Restricted Share Unit awards from time to time. Each of Mr. Craig P.R. Joffe and Mr. Straus received such an award in 2006, as further described below under "Basis for Chief Executive Compensation." No dividends are paid on, and no voting rights attach to, these units prior to vesting. Upon vesting, unrestricted shares are issued.

Basis for Chief Executive Compensation

Stephen N. Joffe stepped down as Chief Executive Officer as of March 1, 2006. Dr. Joffe received an annual salary of $600,000, payable according to normal Company procedures, for his services until March 15, 2006. Dr. Joffe also received an immediate one-time payment of $1,000,000 for his services to the Company for 2006. Dr. Joffe was not eligible for any cash bonus, options, restricted stock or other payments except as described above.

Effective as of March 1, 2006, Craig P. R. Joffe was appointed Interim Chief Executive Officer. Mr. Craig P. R. Joffe's compensation for 2006 was set on the basis described above for the Company's other executive officers, except that on March 2, 2006 he received a time-based Restricted Share Unit award of 2,000 shares that vested in one-third increments over a three-year period. Two-thirds of these shares were forfeited upon Mr. Joffe's termination of employment.

Effective November 2, 2006, Steven C. Straus was appointed Chief Executive Officer. Mr. Straus has an employment agreement with the Company dated November 1, 2006. The agreement was designed by the Compensation Committee in accordance with the principles described under "Components and Philosophy of Executive Compensation." The principal terms of the agreement are as follows:

- Annualized salary of $350,000, subject to increase by the Compensation Committee.
- Participation in the Company's Executive Cash Bonus Plan with a cash bonus target equal to 100% of his annual base salary, beginning January 1, 2007. The threshold bonus will be 75% of his annual base salary and the maximum bonus will be 125% of his annual base salary. The target, threshold and maximum bonus goals were established by the Compensation Committee on February 28, 2007.
- Participation in the Company's 2006 Stock Incentive Plan. Mr. Straus received time-based Restricted Share Units for 4,682 shares based upon the fair market value on the date of his employment and a Performance Share Award for 9,365 shares. Performance Shares will be earned at threshold (67%), target (100%) and maximum (133%) levels based on Company performance metrics for 2007 determined by the Compensation Committee in the same manner as described above. Performance Shares earned for 2007 will be issued in early 2008. Both Mr. Straus' Restricted Share Units and any Performance Shares earned for 2007 will vest on November 2, 2009, the third anniversary of his date of employment.
- Application of the Company's standard Confidentiality Agreement, which provides that for a period of one year after termination of his employment with the Company, he will not render services, directly or indirectly, to any competing organization or solicit employees of the Company to join any competing organization.

The agreement has a one year term that will be automatically renewed for successive one year periods, unless either the Company or Mr. Straus provides written notice to the other party not to so renew at least 120 days prior to the anniversary date.

Potential Post-Employment Payments

Under the terms of Mr. Straus' employment agreement, in the event the Company terminates Mr. Straus' employment without Cause or he terminates his employment for Good Reason (as each is defined in the agreement), or his employment terminates upon the expiration of any one-year employment term as a result of a Company notice to him of non-renewal of the employment term or his employment terminates due to death or disability, he will be entitled to the following severance and benefits in addition to any then-accrued and unpaid compensation and benefits from the Company: (i) continuation of base salary, payable monthly, for 12 months following termination, (ii) continuation of health, dental and vision benefits for 12 months with premiums charged to him at active employee rates, (iii) in the case of any such termination occurring after the sixth complete month of the fiscal year of termination, a bonus under the Executive Cash Bonus Plan for the year of termination in an amount based on actual performance for the year (provided all subjective individual performance measures will be deemed satisfied), pro-rated for the fraction of the year during which he was employed, and payable when annual bonuses are paid to other senior executives, (iv) all of his time-based Restricted Share Units will vest in full and all of his Performance Share Awards will vest pro rata (and treated as having been earned at a target level of performance if the performance period is not then completed) based on the ratio of the number of days employed from the date of grant to the number of days constituting the vesting period. In the event of a Change of Control (as defined under the 2006 Stock Incentive Plan), all of his time-based Restricted Share Units will vest in full and all of his Performance Share Awards will be treated as earned at target (if the performance period is not then completed) and will vest in full. All of the foregoing payments are subject to downward adjustment to avoid the application of certain excise taxes.

Accounting and Tax Treatments of Executive Compensation

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code prohibits the Company from taking an income tax deduction for any compensation in excess of $1 million per year paid to its Chief Executive Officer or any of its other four most-highly compensated executive officers, unless the compensation qualifies as "performance-based" pay under a plan approved by stockholders. The Company's long-term stock incentive plans were approved by stockholders, and are intended to qualify as performance-based compensation and be fully deductible by the Company. The Company's annual cash bonus plan has not been approved by stockholders and does not so qualify.

Stock-Based Compensation Accounting. On January 1, 2006, the Company adopted SFAS 123(R), which resulted in recognition of stock-based awards granted on or after that date as stock-based compensation expense over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees. The Compensation Committee considers the accounting treatment in its decisions to make stock-based awards and specifically option grants.

Review of Past Awards

When evaluating the current year compensation awards, the Compensation Committee reviews awards made in prior years in addition to benchmark data from comparable companies.

Adjustment or Recovery of Awards

Under the 2006 Stock Incentive Plan, if at any time within one year after the date on which a participant exercised an option or on which Restricted Stock vests, the Committee determines in its discretion that the Company or a Subsidiary has been materially harmed by the participant, then any gain realized by the participant shall be paid by the participant to the Company upon notice from the Company.

Timing of Grants

The Company has not timed, and does not intend to time, its release of material non-public information for the purpose of affecting the value of executive compensation. The current policy of the Compensation Committee is that, in the future, grants of options or restricted stock for all employees, including executive officers, will be approved during, or pre-approved with an effective grant date during, a trading "window period," which the Company defines as a period beginning on the third day following release of its quarterly financial results and ending 15 days before the end of the next fiscal quarter. If the Company is in possession of material non-public information at the time of any proposed grant, action may be deferred until the information has been made public. Restricted stock grants to newly appointed or newly promoted executive officers will be effective on the date approved by the Compensation Committee (or, if later, the first day of employment).

In the past, the Company did not have a formalized practice for the timing of equity-based awards. The timing of equity awards was dependent on the schedule of Compensation Committee meetings, the ability to complete all recommendations for awards and other factors, such as the Committee's need to obtain additional comparative data prior to their approval of awards.

Stock Ownership Guidelines for Executive Officers

It is the intention of the Company that the interests of the named executives be aligned with those of the stockholders. Therefore, ownership of the Company's common stock having value of at least $120,000 is encouraged through stock ownership guidelines adopted by the Board.

The value of the following holdings by participants counts toward the ownership guidelines:

- Vested and unvested restricted stock;
- The value of exercisable "in-the-money" employee stock options (fair market value less exercise price); and
- Any other shares of common stock beneficially held by the participant.

Information Tables for Named Executives

The following table summarizes the compensation of our Principal Executive Officer and Principal Financial Officer and of each of our other executive officers during 2006 for service rendered to the Company in all capacities (the "named executives"). Stephen N. Joffe stepped down as Chief Executive Officer effective March 1, 2006 and Craig P.R. Joffe was appointed Interim Chief Executive Officer the same date. Steven S. Straus was named Chief Executive Officer on November 2, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($) [5] [6]	Option Awards ($) [7]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Steven C. Straus Principal Executive Officer	2006	$70,833 [1]	$8,612	$0	$0	$0	$ 79,445
Alan H. Buckey Principal Financial Officer	2006	$270,000	$102,096	$216,727	$115,627	$1,000	$705,450
Craig P. R. Joffe Former Chief Operating Officer, General Counsel, and Secretary	2006	$300,000 [2]	$125,642	$209,368	$128,475	$0	$763,485
Dr. Stephen N. Joffe Former Chairman and Chief Executive Officer	2006	$1,125,000 [3]	$0	$0	$0	$1,000	$1,126,000
Kevin M. Hassey Former President	2006	$203,110 [4]	$0	$118,901	$0	$0	$322,011

(1) Mr. Straus began employment with the Company on November 2, 2006.
(2) Mr. Craig P.R. Joffe terminated his employment with the Company effective March 30, 2007.
(3) Dr. Stephen Joffe terminated his employment with the Company effective March 15, 2006.
(4) Mr. Hassey terminated his employment with the Company effective October 6, 2006.
(5) Represents expense recognized in 2006 in accordance with FAS 123(R). No stock awards were granted in prior years.The fair value of stock awards made in 2006 was determined by the closing market value of the common stock on the date of grant.
(6) The Long-Term Equity Incentive Grants section under Compensation Discussion and Analysis describes the equity awards granted to the named executives in 2006.
(7) Represents expense recognized in 2006 in accordance with FAS 123(R) for stock options issued prior to January 1, 2006 but not vested by January 1, 2006. No stock options were granted in 2006. For the detail of outstanding stock options for the named executives, please refer to the "Outstanding Equity Awards at Fiscal 2006 Year End" table. The fair value of each stock option is estimated on the date of the grant using a Black-Scholes option pricing model that uses assumptions noted in the following table. Expected volatility is based on a blend of implied and historical volatility of our commen stock. We use historical data on exercises of stock options and other factors to estimate the expected term of the share-based payments granted. The risk-free rate is based on the U.S. Treasury yield curve in effect at the date of grant. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The fair value of each common stock option granted during 2005, 2004 and 2003 was estimated using the following weighted-average assumptions:

	2005	2004	2003
Dividend yield	1.0 - 1.2%	1.2%	0%
Expected volatility	77 - 93%	52 - 91%	89 - 97%
Risk-free interest rate	3.28 - 4.33%	1.52 - 3.48%	1.44 - 3.21%
Expected lives (in years)	2 - 5	2 - 5	2 - 5

The following table summarizes the grants of cash or equity-based awards made to the named executives in 2006.

2006 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Steven C. Straus	11/2/2006	$262,500	$350,000	$437,500	-	-	-	4,682	$160,000
	11/2/2006	-	-	-	6,275	9,365	12,455	-	$320,000
Alan H. Buckey	3/2/2006	$54,000	$108,000	$162,000	4,000	8,000	12,000	-	$339,760
Craig P.R. Joffe [1]	3/2/2006	$60,000	$120,000	$180,000	4,000	8,000	12,000	-	$339,760
	3/2/2006	-	-	-	-	-	-	2,000	$84,940
Dr. Stephen N. Joffe	-	-	-	-	-	-	-	-	-
Kevin Hassey [1]	3/2/2006	$54,000	$108,000	$162,000	4,000	8,000	12,000	-	$339,760

(1) Mr. Hassey's and Mr. Craig P.R. Joffe's performance-based awards and two-thirds of Mr. Joffe's stock option award ultimately were forfeited due to their terminations of employment.

(2) Awards under the Company's Executive Cash Bonus Plan. See "Compensation Discussion and Analysis - Annual Incentive Bonus (Non-Equity Incentive Compensation)" for a discussion of this plan. Mr. Straus' award was established in his November 2, 2006 employment agreement but relates to Company performance during 2007.

(3) Awards under the Company's 2006 Stock Incentive Plan. See "Compensation Discussion and Analysis - Long-Term Equity Incentive Grants" for a discussion of awards under this plan.

The following table details information on outstanding equity-based compensation awards for the named executives as of December 31, 2006.

Outstanding Equity Awards at Fiscal 2006 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Steven C. Straus	-	-	-			4,682 (1)	$160,874	9,365	$321,781
Alan H. Buckey	7,650	-	-	$5.92	6/27/2013	8,565 (2)	$294,293	-	-
	15,000	-		$12.19	12/9/2013				
	21,001	31,500 (3)		$16.60	9/10/2014				
	15,000	22,500 (4)		$16.57	9/10/2014				
	58,651	54,000							
Craig P. R. Joffe	37,500	-	-	$2.25	3/17/2013	2,000 (5)	$68,720	-	-
	22,501	-		$12.19	12/9/2013	8,565 (6)	$294,293		
	15,000	22,500 (7)		$16.60	9/10/2014				
	15,000	22,500 (8)		$16.57	9/10/2014				
	90,001	45,000							
Dr. Stephen N. Joffe	-	-	-			-	-	-	-
Kevin M. Hassey	-	-	-			-	-	-	-

Vesting Schedule

Name	Date				
Steven C. Straus		(1)			
	11/2/2009	4,682			
Alan H. Buckey		(2)	(3)	(4)	
	9/10/2007		10,500	7,500	
	9/10/2008		10,500	7,500	
	3/2/2009	8,565			
	9/10/2009		10,500	7,500	
		8,565	31,500	22,500	
Craig P. R. Joffe		(5)	(6)	(7)	(8)
	3/2/2007	667			
	9/10/2007			7,500	7,500
	3/2/2008	667			
	9/10/2008			7,500	7,500
	3/2/2009	666	8,565		
	9/10/2009			7,500	7,500
		2,000	8,565	22,500	22,500

The following table summarizes the value to the named executives of stock options exercised or restricted awards vested during 2006. The option award value realized on exercise was calculated by multiplying the number of shares purchased by the difference between the market price of the Company's common stock on the date of exercise and the exercise price.

2006 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Steven C. Straus	-	-	-	-
Alan H. Buckey	-	-	-	-
Craig P.R. Joffe	-	-	-	-
Stephen N. Joffe	-	-	-	-
Kevin M. Hassey	73,500	$2,139,480	-	-

The Company offers a non-qualified deferred compensation plan. Eligible participants include all surgeons, whether employees or independent contractors of LCA-Vision or employees or independent contractors of Professional Corporations that are affiliated with LCA-Vision. Eligible participants also include other employees of LCA-Vision with annual base compensation for such year equal to or exceeding $120,000. The Company has not provided any match to the participant deferral. The following table summarizes deferred compensation information for the named executives.

2006 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Steven C. Straus	-	-	-	-	-
Alan H. Buckey	-	-	-	-	-
Craig P.R. Joffe	-	-	-	-	-
Dr. Stephen N. Joffe	-	-	-	-	-
Kevin M. Hassey	-	-	$4,733	-	$50,924

Potential Post-Employment Payments

If Mr. Steven C. Straus' employment had terminated at December 31, 2006, under the terms of his employment agreement, he would have been entitled to the post-employment payments and benefits set forth below. For additional information, see "Compensation Discussion and Analysis – Potential Post-Employment Payments."

	Voluntary Termination		Termination Upon Disability or Death	Involuntary Termination		
	Good Reason	Other		For Cause	Without Cause/ Expiration (5)	Change in Control
Executive Benefits and Payments Upon Termination						
Compensation						
Severance (1)	$350,000	-	$350,000	-	$350,000	-
Non-equity Incentive Plan Payments (2)	-	-	-	-	-	-
Time-Based Restricted Stock (3)	$160,874	-	$160,874	-	$160,874	$160,874
Performance-Based Restricted Stock (4)	$17,632	-	$17,632	-	$17,632	$321,781
Benefits and Perquisites						
Health and Welfare Benefits Continuation	$8,617	-	$8,617	-	$8,617	-
Total compensation	$537,123	-	$537,123	-	$537,123	$482,655

(1) For purposes of this analysis, we used Mr. Straus' base salary at December 31, 2006 of $350,000.
(2) Mr. Straus did not have a non-equity incentive plan bonus opportunity for 2006.
(3) As of December 31, 2006 Mr. Straus had 4,682 time-based restricted share units that had not yet vested.
(4) As of December 31, 2006 Mr. Straus had 9,365 performance-based restricted share units at target level of performance that had not yet been earned or vested.
(5) Expiration refers to termination of employment upon the expiration of any one-year term of Mr. Straus' employment agreement as a result of the Company notifying him of a non-renewal.

Director Compensation

During the first half of 2006, our non-employee directors were paid cash fees of $5,000 per calendar quarter plus reimbursement of related out-of-pocket expenses. In addition, directors received Restricted Share Units under the 2006 Stock Incentive Plan. The non-employee directors do not receive any perquisites.

Beginning in June 2006, and currently, non-employee directors receive an annual fee of $40,000, paid one-half in cash and one-half in shares of unrestricted common stock. Payments are made quarterly in arrears, pro-rated from the time that an individual becomes a director. In addition, in June 2006 each non-employee director received a Restricted Share Unit award having a value of $75,000. These Units were issued at the close of business on the date of the Company's 2006 annual meeting of stockholders and pro-rated based upon the date upon which an individual first became a director. The Restricted Share Units will vest over a two-year period, at the rate of 50% a year on the anniversary date of the award, contingent on the individual remaining a non-employee director on those dates. The Nominating and Governance Committee of the Board of Directors expects to recommend a similar grant of Restricted Share Units for 2007, but has not yet determined the value of this grant. The chairman of the Audit Committee and the chairman of the Nominating and Governance Committee receive an annual cash payment of $5,000 each, payable quarterly. Finally, upon first becoming a non-employee director, an individual receives a grant of 1,000 shares of Restricted Share Units which vests over a two-year period. In addition to the compensation to non-employee directors listed above, Mr. E. Anthony Woods for his board service as non-executive Chairman of the Board receives an annualized fee of $225,000, $100,000 paid in cash and $125,000 paid on a quarterly basis in unrestricted shares of common stock. In December 2006, the Compensation Committee awarded Mr. Woods additional compensation of $240,000 in consideration of the services provided by him as Chairman of the Board of Directors to the Company during the period from March 15 to December 15, 2006.

During 2006, the Board of Directors adopted a policy requiring each non-employee member of the Board of Directors to own beneficially shares of common stock of the Company equal to three times such annual Director's fee, or approximately $120,000; this ownership is to be achieved by the second anniversary of an individual's election or appointment as a director of the Company. The value of the following holdings counts towards the ownership guidelines: vested and unvested restricted stock; the value of exercisable "in-the-money" stock option (fair market value) less exercise price; any other shares of beneficially owned common stock.

Steven C. Straus and Craig P.R. Joffe, who were directors during 2006, did not receive any additional compensation for serving on the Board.

The following table summarizes director compensation paid to directors of the Company during 2006.

2006 Director Compensation

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2) (4)	Option Awards ($) (3) (4)	All Other Compensation ($)	Total ($)
E. Anthony Woods Chairman of the Board	$339,167	$134,285	$69,658	-	$543,110
William F. Bahl	$22,750	$35,722	$259,814	-	$318,286
Thomas G. Cody	$22,750	$35,722	$259,814	-	$318,286
John H. Gutfreund	$20,000	$35,722	$59,754	-	$115,476
John C. Hassan	$25,500	$35,722	$59,754	-	$120,976
David Whiting, M.D. (5)	-	$36,781	$44,171	$120,000 (6)	$200,952

(1) Mr. Woods generally receives compensation of $100,000 in cash and $125,000 in shares for his services as non-executive Chairman of the Board. As described above, he received an additional payment of $240,000 for such services during the period from March 15 to December 15, 2006.

(2) The equity compensation expense recorded in the 2006 financial statements in accordance with FAS 123(R) for stock awards made to the Directors during 2006 is shown in this column. No stock awards were granted in prior years.

(3) The equity compensation expense recorded in the 2006 financial statements in accordance with FAS 123(R) for stock options issued to Directors prior to January 1, 2006 that had not vested by January 1, 2006 is shown in this column. No stock options were granted in 2006. The fair value of each stock option is estimated on the date of the grant using a Black-Scholes option pricing model that uses assumptions noted in the following table. Expected volatility is based on a blend of implied and historical volatility of our common stock. We use historical data on the exercises of stock options and other factors to estimate the expected term of the share-based payments granted. The risk free rate is based on the U.S. Treasury yield curve in effect at the date of grant. The expected life of the option is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The fair value of each common stock option granted during 2005, 2004 and 2003 was estimated using the following weighted-average assumptions:

	2005	2004	2003
Dividend yield	1.0 - 1.2%	1.20%	0%
Expected volatility	77 - 93%	52 - 91%	89 - 97%
Risk-free interest rate	3.28 - 4.33%	1.52 - 3.48%	1.44 - 3.21%
Expected lives (in years)	2 - 5	2 - 5	2 - 5

(4) The grant date of fair value as measured by FAS 123(R) for awards made to directors in 2006 are as follows:

	March 2, 2006	June 12, 2006	July 5, 2006	July 12, 2006	September 29, 2006	December 29, 2006	Total
E. Anthony Woods	$ -	$ 75,014	$ 36,471	$ 4,641	$ 36,229	$ 36,215	$ 188,570
William F. Bahl	-	75,014	5,012	-	4,999	4,982	90,007
Thomas G. Cody	-	75,014	5,012	-	4,999	4,982	90,007
John H. Gutfreund	-	75,014	5,012	-	4,999	4,982	90,007
John C. Hassan	-	75,014	5,012	-	4,999	4,982	90,007
David Whiting, M.D.	42,445	-	5,012	-	9,997	9,999	67,453

The aggregate number of stock awards and stock options outstanding at December 31, 2006 for directors was:

	Stock Awards	Options	Total
E. Anthony Woods	1,594	33,713	35,307
William F. Bahl	1,594	28,857	30,451
Thomas G. Cody	1,594	28,857	30,451
John H. Gutfreund	1,594	2,344	3,938
John C. Hassan	1,594	9,376	10,970
David W. Whiting, M.D.	1,000	15,025	16,025

(5) Dr. Whiting also is paid by Columbus Eye Associates, P.C., an Ohio Professional Corporation, for professional services rendered.

(6) Dr. Whiting is paid $10,000 monthly to serve as Medical Director for the Minnesota market.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table and notes set forth certain information with respect to the beneficial ownership of our common stock, the Company's only voting security, as of March 12, 2007, by (1) each person who is known by us to be the beneficial owner of more than 5% of our outstanding common stock, (2) each current director and named executive, and (3) all current directors and executive officers as a group. The Company has no information concerning the current share ownership of its former executive officers.

SEC rules provide that shares of common stock which an individual or group has a right to acquire within 60 days of March 12, 2007 are deemed to be outstanding for purposes of computing the percentage ownership of that individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown on the table.

Name and Address of Beneficial Owner	Amount and Nature of Ownership [1]	Percent of Class
Barclays Global Investors, NA 45 Fremont Street, 17th Floor San Francisco, CA 94105	2,047,724 [2]	10.3%
Lord Abbett & Co., LLC 90 Hudson Street, 11th Floor Jersey City, NJ 07302	1,706,467[3]	8.6%
Columbia Wanger Asset Management, L.P. 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,602,000 [4]	8.1%
Tremblant Capital Group 767 Fifth Avenue New York, NY 10153	1,566,905[5]	7.9%
The Guardian Life Insurance Company of America Guardian Investor Services LLC RS Investment Management Co. RS Partners Fund	1,510,731[6]	7.6%
HWP Capital Partners II L.P. 300 Crescent Court, Suite 1700 Dallas, TX 75201	1,303,882 [7]	6.6%
Ziff Asset Management L.P. 283 Greenwich Avenue Greenwich, CT 06830	1,252,930[8]	6.3%
E. Anthony Woods, Chairman of the Board	48,422 [9]	*
Steven C. Straus, Chief Executive Officer	-	
William F. Bahl, Director	29,217[10]	*
Thomas G. Cody, Director	29,217[11]	*
John H. Gutfreund, Director	7,704[12]	*
John C. Hassan, Director	17,205[13]	*
David W. Whiting, M.D., Director	12,043[14]	*
Alan H. Buckey, Executive Vice President/Finance, CFO	131,014[15]	*
All current directors and executive officers as a group (8 persons)	274,557[16]	1.4%

(1) Except as otherwise noted, the persons named in the table have sole voting and dispositive powers with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2) This information is based on a Schedule 13G filed with the SEC on January 23, 2007, in which Barclays Global Investors, NA reported having sole voting power over 1,383,275 shares and sole dispositive power over 1,445,515 shares, Barclays Global Fund Advisors reported having sole voting and dispositive powers over 588,990 shares and Barclays Global Investors, Ltd reported having sole voting and dispositive powers over 13,219 shares. According to the filing, the reported shares are held in trust accounts for the economic benefit of the beneficiaries of those accounts.

(3) This information is based on a Schedule 13G/A filed with the SEC on February 14, 2007, in which Lord Abbett & Co. LLC reported having sole voting power over 1,436,866 shares and sole dispositive power over 1,706,467 shares.

(4) This information is based on a Schedule 13G filed with the SEC on January 12, 2007.

(5) This information is based on a Schedule 13G/A filed with the SEC on February 14, 2007.

(6) This information is based on a Schedule 13G filed with the SEC on February 9, 2007, in which The Guardian Life Insurance Company of America, Guardian Investor Services LLC and RS Investment Management Co. LLC each reported having shared voting and dispositive powers over 1,510,731 shares.

(7) This information is based on a Schedule 13G filed with the SEC on December 22, 2006.

(8) This information is based on a Schedule 13G/A filed with the SEC on February 12, 2007, in which the filers reported having shared voting and dispositive powers over the shares.

(9) Includes for Mr. Woods 31,369 shares issuable upon the exercise of certain unexercised stock options.

(10) Includes for Mr. Bahl 28,491 shares issuable upon the exercise of certain unexercised stock options.

(11) Includes for Mr. Cody 28,491 shares issuable upon the exercise of certain unexercised stock options.

(12) Of the shares owned by Mr. Gutfreund, 2,060 are held in a margin account.

(13) Includes for Mr. Hassan 7,032 shares issuable upon the exercise of certain unexercised stock options. Of the shares owned by Mr. Hassan, 7,829 are held in a margin account.

(14) Includes for Dr. Whiting 11,691 shares issuable upon the exercise of certain unexercised stock options.

(15) Includes for Mr. Buckey 58,651 shares issuable upon the exercise of certain unexercised stock options.

(16) Includes 165,725 shares issuable upon the exercise of certain unexercisable stock options held by such persons.

The information called for by Item 201(d) of Regulation S-K is presented below as of February 27, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding awards, options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)
Equity compensation plans approved by security holders	1,076,489	$18.27	1,731,922
Equity compensation plans not approved by security holders	-	-	-
Total	1,076,489	$18.27	1,731,922

Item 13. Certain Relationships and Related Transactions, and Director Independence.

During 2006, and through the date of this filing, there were no transactions or series of transactions involving the Company and any of its executive officers, directors, holders of more than 5% of LCA-Vision common stock or any immediate family member of any of the foregoing persons that are required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Any situation that might be construed as disqualifying a director as "independent" will be brought to the attention of the Nominating and Governance Committee which will make a recommendation to the Board regarding the director's continued service on Board Committees.

For additional information on director independence, see "Directors, Executive Officers and Corporate Governance – Directors" above.

Item 14. Principal Accounting Fees and Services.

Information on fees billed by Ernst & Young for services during 2006 and 2005 is provided below.

Audit Fees. For professional services rendered for the audit of the Company's fiscal year 2006 and 2005 financial statements and the review of the consolidated financial statements included in the Company's fiscal year 2006 and 2005 Forms 10-Q, Ernst & Young billed the Company a total of approximately $447,544 and $327,000, respectively. Audit services provided by Ernst & Young included an audit of the Company's captive insurance company.

Tax Fees. The Company did not use Ernst & Young for any tax compliance services in 2006. The aggregate fees billed by Ernst & Young for professional services rendered for tax compliance services in 2005 were approximately $5,600.

All Other Fees. Ernst & Young did not perform any services for the Company in 2006 or 2005 other than the audit and tax services described above.

The Company's Audit Committee approved the services provided and the fees charged by Ernst & Young described above.

PART IV

Item 15. Exhibits and Financial Statements Schedules.

(a)(1) List of Financial Statements

The following are the consolidated financial statements of LCA-Vision Inc. and its subsidiaries appearing elsewhere herein:

Report of Independent Registered Public Accounting Firm on Financial Statements
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
Consolidated Balance Sheets as of December 31, 2006 and 2005
Consolidated Statements of Operations for the years ended December 31, 2006, 2005, and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004
Consolidated Statements of Stockholders' Investment for years ended December 31, 2006, 2005, and 2004
Notes to Consolidated Financial Statements

(a)(2) List of Schedules

Schedule II Valuation and Qualifying Accounts and Reserves

All other financial statement schedules have been omitted because the required information is either inapplicable or presented in the consolidated financial statements.

Schedule II Valuation and Qualifying Accounts and Reserves

LCA-Vision Inc.
For the years ended December 31, 2006, 2005, and 2004
(in thousands)

Description	Balance at Beginning of Period	Charges to Cost and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2006:				
Allowance for doubtful accounts	$3,145	$1,855	$2,158	$2,842
Insurance reserve	3,840	2,530	207	6,163
Year ended December 31, 2005:				
Allowance for doubtful accounts	$2,865	$1,778	$1,498	$3,145
Insurance reserve	2,568	1,466	194	3,840
Year ended December 31, 2004:				
Allowance for doubtful accounts	$1,896	$1,344	$375	$2,865
Insurance reserve	963	1,859	254	2,568

(a)(3) List of Exhibits

Exhibit #	Description of Exhibit
*3(a)	Restated Certificate of Incorporation, as amended, of Registrant (Exhibit 3(a) to Annual Report on Form 10-K for the year ended December 31, 2003)
*3(b)	Amended Bylaws of Registrant (Exhibit (b) to Annual Report on Form 10-K for the year ended December 31, 2004)
*10(a)	LCA-Vision Inc. 1995 Long-Term Stock Incentive Plan (Exhibit to Annual Report on Form 10-KSB for the year ended December 31, 1995)
*10(b)	LCA-Vision Inc. 1998 Long-Term Stock Incentive Plan (Exhibit A to definitive Proxy Statement of LCA-Vision Inc. for Special Meeting of Stockholders held October 16, 1998 on Schedule 14A filed on September 22, 1998)
*10(c)	LCA-Vision Inc. 2001 Long-Term Stock Incentive Plan (Exhibit B to definitive Proxy Statement of LCA-Vision Inc. for Annual Meeting of Stockholders held May 7, 2001 on Schedule 14A filed on April 9, 2001)
*10(d)	Employment Agreement of Alan H. Buckey (Exhibit 10.2 to the Registration Statement No.333-109034 on Form S-3/A as filed on September 23, 2003)
*10(e)	Executive Cash Bonus Plan (Exhibit 10.1 to Current Report on Form 8-K filed February 28, 2005)
*10(f)	Compensation Arrangements with named executive officers (Exhibit 10.2 to Current Report on Form 8-K filed February 28, 2005)
*10(g)	Executive Cash Bonus Plan (as amended February 21, 2006) (Exhibit 10.1 to Current Report on Form 8-K filed February 24, 2006)
*10(h)	Form of Restricted Stock Award Agreement with all employees, including named executive officers (Exhibit 10.2 to Current Report on Form 8-K filed February 24, 2006)
*10(i)	Form of Stock Option Agreement with outside directors (Exhibit 10.3 to Current Report on Form 8-K filed February 24, 2006)
*10(j)	Form of Stock Option Agreement with all employees, including named executive officers (Exhibit 10.4 to Current Report on Form 8-K filed February 24, 2006)
*10(k)	LCA-Vision Inc. 2006 Stock Incentive Plan (definitive Proxy Statement for 2006 Annual Meeting of Stockholders, filed April 28, 2006)
*10(l)	Form of Notice of Grant of Award and Award Agreement for Restricted Stock Units (Exhibit 10.2 to Current Report on Form 8-K filed June 16, 2006)
*10(m)	Employment Agreement of Steven C. Straus (Exhibit 99.1 to Current Report on Form 8-K filed November 6, 2006)
*14	Code of Business Conduct and Ethics (Exhibit 14 to Annual Report on Form 10-K for the year ended December 31, 2003)
21	Subsidiaries of the Registrant
23	Consent of Ernst & Young LLP
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32	Section 1350 Certifications

* Incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

LCA-Vision Inc.

Date: May 7, 2007

By: /s/ Alan H. Buckey
Alan H. Buckey, Chief Financial Officer

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The Baltimore Laser Sight Center, Ltd.	Ohio
LCA-Vision (Canada) Inc.	Ontario, Canada
The Toronto Laservision Centre (1992) Inc.	Ontario, Canada
Lasik Insurance Company, Ltd.	Georgetown, Grand Cayman

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-07621) pertaining to the LCA-Vision Inc. 1995 Long-Term Stock Incentive Plan, in the Registration Statement (Form S-8 No. 333-74485) pertaining to the LCA-Vision Inc. 1998 Long-Term Stock Incentive Plan, in the Registration Statement (Form S-8 No. 333-123522) pertaining to the LCA-Vision Inc. 2001 Long-Term Stock Incentive Plan and in the Registration Statement (Form S-8 No. 333-135414) pertaining to the LCA-Vision Inc. 2006 Long-Term Stock Incentive Plan, of our report dated February 27, 2007, except for Note 10, as to which the date is May 7, 2007, with respect to the consolidated financial statements and schedule of LCA-Vision Inc., and our reports dated February 27, 2007, except for the effects of the material weakness described in the sixth paragraph of such report, as to which the date is May 7, 2007, with respect to LCA-Vision Inc. management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of LCA-Vision Inc., included in this Annual Report (Form 10-K/A) for the year ended December 31, 2006.

Cincinnati, Ohio
May 7, 2007

Exhibit 31.1

Certification of Chief Executive Officer

I, Steven C. Straus, certify that:

I have reviewed this annual report on Form 10-K/A of LCA-Vision Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 7, 2007

/s/ Steven C. Straus
Title: Chief Executive Officer

Exhibit 31.2

Certification of Chief Financial Officer

I, Alan H. Buckey, certify that:

I have reviewed this annual report on Form 10-K/A of LCA-Vision Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 7, 2007

/s/ Alan H. Buckey
Title: Executive Vice President/Finance
and Chief Financial Officer

Exhibit 32

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of LCA-Vision Inc. (the "Company"), does hereby certify, to such officer's knowledge, that:

The Annual Report on Form 10-K/A for the year ended December 31, 2006 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 10-K/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 7, 2007	/s/ Steven C. Straus	Name: Steven C. Straus Title: Chief Executive Officer
Dated: May 7, 2007	/s/ Alan H. Buckey	Name: Alan H. Buckey Title: Executive Vice President/Finance and Chief Financial Officer

Proxy Statement

LCA VISION

LCA-VISION INC.

7840 Montgomery Road
Cincinnati, OH 45236

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

August 21, 2007

TO THE STOCKHOLDERS OF LCA-VISION INC.:

You are cordially invited to attend the Annual Meeting of the Stockholders of LCA-Vision Inc. to be held on August 21, 2007 at 10:00 a.m. at The Queen City Club, 331 East Fourth Street, Cincinnati, Ohio 45202, for the purpose of considering and acting on the following:

1) Election of six directors to serve until the 2008 Annual Meeting
2) Ratification of Ernst & Young LLP as auditors of the Company for the fiscal year ending December 31, 2007
3) Transaction of such other business as may properly come before the meeting or any adjournment thereof

Stockholders of record at the close of business on June 19, 2007 will be entitled to vote at the meeting.

By Order of the Board of Directors

Steven C. Straus
Chief Executive Officer

July 5, 2007

IMPORTANT

We urge you to vote your shares before the Annual Meeting, whether or not you plan to attend the meeting in person. You may vote by mail, by toll-free telephone number or via the internet according to the instructions on your enclosed proxy card. If you choose to vote by mail, the enclosed envelope requires no postage if mailed in the United States. If you do attend the meeting, you may vote personally on all matters which are considered. It is important that your shares be voted. In order to avoid the additional expense to the Company of further solicitation, we ask your cooperation in submitting your proxy promptly.

LCA-VISION INC.

7840 Montgomery Road
Cincinnati, OH 45236

PROXY STATEMENT

The Board of Directors of LCA-Vision Inc. is soliciting the enclosed proxy to vote your shares at the Annual Meeting of Stockholders to be held on August 21, 2007. We are mailing this Proxy Statement and the proxy card to our stockholders on or about July 5, 2007.

OUTSTANDING VOTING SECURITIES

Each of the 20,081,634 shares of our common stock outstanding on June 19, 2007, the record date for this meeting, is entitled to one vote on all matters coming before the meeting. Only stockholders of record on our books at the close of business on June 19, 2007 will be entitled to vote at the meeting, either in person or by proxy.

PROXIES AND VOTING

The enclosed proxy card names two of our officers, Steven C. Straus and Alan H. Buckey, as the individuals who will vote your shares as you instruct when you vote by mail, telephone or the internet. If you submit a signed proxy without affirmatively designating how you wish it to be voted, Mr. Straus and Mr. Buckey will vote your shares in accordance with the recommendation of the Board of Directors or, if there is none, in accordance with their best judgment. If you grant a proxy, you may revoke it by giving written notice to our Secretary prior to the meeting, by giving us a later dated proxy by mail, phone or internet or by voting in person at the meeting.

The affirmative vote of a plurality of the shares present in person or represented by proxy at the meeting will be sufficient for the election of directors. Other matters will be determined by the affirmative vote of a majority of the shares present in person or represented by proxy. Abstentions will have the effect of negative votes. Shares not voted by brokers and other entities holding on behalf of beneficial owners will be deemed absent. We are soliciting proxies from our stockholders principally by mail, but we may also have our directors, officers and other regular employees solicit proxies in person or by telephone or other means. If these persons do assist in the proxy solicitation process, we will not compensate them over and above their regular salaries for doing so. We will reimburse brokers, banks and other record owners for their reasonable costs in forwarding materials to beneficial owners and obtaining voting instructions from those owners. We will pay all expenses relating to our solicitation of proxies.

ELECTION OF DIRECTORS

At the 2007 Annual Meeting, you will be asked to elect six directors to hold office until the 2008 Annual Meeting of Stockholders.

The Board of Directors currently is comprised of seven members. All existing directors have been nominated by the Board of Directors for election at the Annual Meeting except Dr. Whiting. Dr. Whiting has informed the Board that he wishes to step down as a director at the time of the Annual Meeting, but that he will continue to be available as an advisor to the Board until the spring of 2008. The Board, acting pursuant to authority granted to it under the Company's by-laws, has voted to reduce the size of the Board to six members at this time and to consider at a later date whether to add one or more new members. While we have no reason to believe that any nominee will, prior to the date of the meeting, become unable to serve if elected, if someone should, proxies will be voted for the election of any substitute nominee.

On February 20, 2007, the Board of Directors adopted a policy requiring that any nominee for director who receives a greater number of votes "withheld" from his election than votes "for" such election must tender his resignation for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee then will recommend to the Board the action to be taken with respect to such resignation.

The Board of Directors recommends that each nominee, described below, be elected to serve until the 2008 Annual Meeting or until his successor is elected and qualified.

William F. Bahl, age 56, is the co-founder and President of Bahl & Gaynor Investment Counsel, an independent registered investment adviser located in Cincinnati. Prior to founding Bahl & Gaynor in 1990, he served as Senior Vice President and Chief Investment Officer at Northern Trust Company in Chicago. Mr. Bahl is a director of Cincinnati Financial Corporation, and serves as a trustee for the Talbert House Foundation and Deaconess Associations, Inc. He is also the current Chairman of the Cincinnati Country Day School Foundation, and is a member of the Cincinnati Society of Financial Analysts. He has served as a director of the Company since 2005.

Thomas G. Cody, age 65, is Vice Chairman of Macy's Inc. He joined Macy's Inc. in 1982 from Pan American World Airways, Inc., where he served as Senior Vice President, General Counsel and Secretary. Mr. Cody currently serves on the board of CTS Corporation, Ohio National Financial Services, Inc. and Ohio National Life Insurance Company. He is also a member of the Board of Trustees for Xavier University, Children's Hospital Medical Center, The Children's Hospital, the Medical Center Fund, the Greater Cincinnati Foundation, the Cincinnati Chamber of Commerce, and the Hebrew Union College — University of Cincinnati Ethics Center. He is a Past Chair of the United Way and Community Chest and the Greater Cincinnati Chamber of Commerce Board of Trustees as well as the former Co-Chair of Cincinnati C.A.N. He has served as a director of the Company since 2005.

John H. Gutfreund, age 77, is Senior Advisor of C.E. Unterberg, Towbin, an investment partnership for high-growth technology companies, a position he has held since January 2002. Since 1993, Mr. Gutfreund has also been the President of Gutfreund & Co. Inc., a financial management consulting firm. Formerly, Mr. Gutfreund was with Salomon Brothers from 1953-1991, most recently as its Chairman. Mr. Gutfreund is a director of Montefiore Medical Center, New York City, and a member of its Executive, Finance, Investment and Real Estate Committees; a member of the Council on Foreign Relations; a lifetime member of the Board of Trustees of the New York Public Library; an honorary trustee of Oberlin (Ohio) College; Chairman Emeritus and Trustee, Aperture Foundation; and a director of Compudyne Corporation, Evercel, Inc., Maxicare Health Plans, Inc. and Chairman of the Board and Director, Nutrition 21, Inc. He has served as a director of the Company since 1997.

John C. Hassan, age 64, has been a consultant to BSC Ventures, a holding company in the printing and converting industry since November 2006. Prior to that, he had been the President and CEO of Champion Printing, Inc., a direct mail printing company, for more than 15 years. Previously, he was Vice President Marketing of the Drackett Company, a division of Bristol-Myers Squibb. He currently serves on the boards of the Ohio Graphics Arts Health Fund and the Madeira/Indian Hill Fire Company. He has served as a director of the Company since 1996.

Steven C. Straus, age 51, is Chief Executive Officer of LCA-Vision Inc. He joined the Company on November 2, 2006. Previously, Mr. Straus served in various capacities at MSO Medical, a health management company, from December 2003 through October 2006, including at times as Chief Development Officer, Chief Operating Officer, President and, most recently, as advisor to the Board of Directors. Prior to joining MSO Medical, Mr. Straus was Chief Development Officer at Titan Health Corporation, an ambulatory surgery center company, from May 2003 to November 2003, and Vice President, General Manager of OR Partners, Ambulatory Surgery Center Division of TLC Vision Inc. from October 2001 through April 2003. Previously he was President of the Healthcare Products Group at Jordan Industries, Senior Vice President at Columbia/HCA and Medical Care, Inc. and he served in several management capacities at Baxter Healthcare and American Hospital Supply Corporation. He has been a member of the LCA-Vision Inc. Board of Directors since November 2006.

E. Anthony Woods, age 66, has been non-executive Chairman of the Board of Directors of LCA-Vision Inc. since March 2006. Mr. Woods has been Chairman of Deaconess Associations, Inc. (Deaconess), a healthcare holding company, since 2003, and was previously President and Chief Executive Officer of Deaconess, from January 1987 through February 2003. Mr. Woods is also Chairman and Chief Executive Officer of SupportSource, a healthcare consulting firm, a position he has held since February 2003. He is a director of Cincinnati Financial Corporation, Deaconess and Phoenix Health Systems. He has served as a director of the Company since 2004.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board Governance, Meetings and Attendance at Meetings

The Board of Directors met seven times during 2006. Each director attended 100% of the meetings of the Board of Directors. Each director attended at least 96% of the total number of meetings of the Board of Directors and of all committees of the Board on which he served during the year, and six directors attended 100% of such meetings. The Board of Directors has determined that Messrs. Bahl, Cody, Hassan, Gutfreund and Woods are "independent" directors as defined in the Marketplace Rules of The NASDAQ Stock Market.

The Board of Directors has adopted Board governance guidelines and principles that, together with the charters of the Board committees, provide the framework for corporate governance at LCA-Vision. The Company also has a Code of Business Conduct and Ethics that is applicable to all employees, including executive officers, as well as to directors to the extent relevant to their services as directors. The Company's Board of Directors has three standing committees: Audit, Compensation, and Nominating and Governance. Each committee is comprised solely of directors who are "independent" as defined above. The Board has adopted a charter for each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The Code of Business Conduct and Ethics, Board governance guidelines and principles and committee charters are available on the Company's website at *www.lasikplus.com* by clicking on "Investors" and "Corporate Governance." You may request a copy of any of these documents to be mailed to you as described on page 21 of this Proxy Statement. Any amendments to, or waivers from, the Code of Business Conduct and Ethics that apply to the Company's principal executive and financial officers will be posted on the Company's website.

The Company believes it is extremely important that its directors attend the Annual Meeting of Stockholders and expects them to do so each year, barring unforeseen circumstances. All of our directors attended the 2006 Annual Meeting.

Audit Committee

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the Company's financial statements, internal controls over financial reporting and auditing, accounting and financial reporting process generally. The Audit Committee is responsible for the selection, compensation and oversight of the Company's independent auditors and for the pre-approval of all audit and permitted non-audit services to be performed by the independent auditors. Among other things, the Committee meets with the independent auditors to review and discuss the adequacy and effectiveness of the Company's internal controls and its disclosure controls and procedures; to review the Company's significant accounting and reporting principles and practices; to discuss the auditors' judgments on the quality of the Company's accounting principles; and to discuss any management letters issued by the independent auditors. The Audit Committee also is responsible for receiving and investigating any complaints regarding questionable accounting or auditing matters and violations of the Company's Code of Business Conduct and Ethics.

The Audit Committee held nine meetings in 2006. At four of these meetings, the Committee met separately with members of the Company's internal audit department and with the Company's independent auditors. The current members of the Committee are Messrs. Hassan (Chair), Bahl, Cody and Woods. The Board of Directors has determined that Mr. Hassan qualifies as an "audit committee financial expert," as defined in the rules of the Securities and Exchange Commission (SEC).

Audit Committee Report

In accordance with its written charter, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1,

"Independence Discussions with Audit Committees," discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence.

The Audit Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements.

The Audit Committee reviewed and discussed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2006, with management and the independent auditors. Management has the responsibility for the preparation of the Company's financial statements and the independent auditors have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, for filing with the Securities and Exchange Commission.

John C. Hassan (Chair)
William F. Bahl
Thomas G. Cody
E. Anthony Woods

Compensation Committee

The Compensation Committee consists of five independent directors of the Company. No member of the Committee has any interlocking relationship with the Company, as defined in applicable SEC rules and regulations. The Committee is responsible for developing and recommending the Company's executive compensation principles, policies and programs to the Board of Directors. In addition, the Compensation Committee either determines or recommends to the Board of Directors on an annual basis the compensation to be paid to the Chief Executive Officer and, with advice from the Chief Executive Officer, determines the amount paid to each of the other executive officers of the Company. The principal responsibilities of the Compensation Committee include:

- Review and approve corporate goals, objectives and compensation of the Company's Chief Executive Officer (CEO), and evaluate the CEO's performance.
- Determine, or recommend to the Board for determination, the compensation of the other executive officers of the Company.
- Discharge responsibilities of the Board with respect to the Company's incentive compensation plans and equity-based plans and oversee the activities of the individuals responsible for administering these plans.
- Approve issuances under, or any material amendment of, any tax qualified, non-discriminatory employee benefit plan or parallel non-qualified plan pursuant to which a director, officer, employee or consultant will acquire restricted or unrestricted stock, performance units or options.
- Approve issuances under, or any material amendment of, any stock incentive or other similar plan pursuant to which a person not previously an employee or director of the Company, as an inducement to the individual's entering into employment with the Company, will acquire restricted or unrestricted stock, performance units or options.

The Compensation Committee met five times during 2006. The CEO may not be present during any voting or deliberations of the Committee regarding the CEO's compensation.

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee consisting of one or more members. During 2006, the Committee did not delegate any of its duties or responsibilities.

The Committee prepares and reviews with the Board an annual performance self-evaluation. The performance evaluation also includes recommending to the Board any improvements to the Committee's charter deemed necessary or desirable by the Committee.

The Committee has the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or management. The authority to retain compensation consultants to assist in the evaluation of director, CEO or executive officer compensation is vested solely in the Committee. The Committee has utilized the services of Palmer & Cay and CCA Strategies LLC. These consultants have provided information to the Committee on the types and amounts of compensation paid to executive officers by various comparator groups of public companies. This information was used by the Committee as described under "Compensation Discussion and Analysis."

Nominating and Governance Committee

The Company's Nominating and Governance Committee was established under and has the responsibilities set forth in its charter. During 2006, the Nominating and Governance Committee held seven meetings. The current members of the Nominating and Governance Committee are Messrs. Cody (Chair), Bahl, Gutfreund and Hassan.

Responsibilities of the Nominating and Governance Committee include searching for and recommending qualified nominees for election to the Board; identifying Board members qualified to fill vacancies on Board committees; recommending to the full Board programs and procedures relating to the compensation, evaluation, retention, retirement and resignation of directors; reviewing and making recommendations to the Board to address stockholder resolutions; addressing Board performance; and reviewing the performance of senior management for purposes of management succession. The Nominating and Governance Committee has the authority to engage outside advisors at the Company's expense. The Nominating and Governance Committee will consider, on at least an annual basis, whether the number of directors should be increased, remain the same or be decreased. To the extent vacancies on the Board exist, either as the result of a director not standing for re-election or resigning or as a result of an increase in the size of the Board, the Nominating and Governance Committee will seek candidates who are qualified to fill the vacancy. In evaluating candidates, the Nominating and Governance Committee will consider such qualifications as its members then deem of most benefit to the Company. Experience in the healthcare field is considered a valuable but not necessary qualification.

In identifying director candidates, the Nominating and Governance Committee expects to rely upon the experience of its own members along with recommendations that may be made by others, including the Company's Chief Executive Officer and stockholders of the Company. Stockholders who wish to suggest possible candidates should direct their suggestions to the attention of the Company's General Counsel, who will then forward the suggestions to the Nominating and Governance Committee unless he determines that the suggestions are frivolous or not made in good faith. Candidates suggested by stockholders should at a minimum meet the qualifications set forth above. Candidates suggested by stockholders will be considered on the same basis as those suggested to the Nominating and Governance Committee by other individuals. The Nominating and Governance Committee does not expect to consider candidates suggested by stockholders later than 120 days prior to the date of mailing its Proxy Statement for the Company's next Annual Meeting of Stockholders. In 2006, the Company did not receive any recommendations for director nominations from stockholders owning more than 5% of the Company's common stock.

EXECUTIVE OFFICERS

The current executive officers of the Company are Steven C. Straus, Chief Executive Officer, and Alan H. Buckey, Executive Vice President/Finance and Chief Financial Officer. Information about Mr. Straus is given above under "Election of Directors."

Alan H. Buckey, age 48, is Executive Vice President/Finance and Chief Financial Officer for LCA-Vision. He came to LCA-Vision from Pease Industries, a manufacturing company based in Fairfield, Ohio, where he served as Vice President, Finance from 1991 to February 2000. Prior to 1991, Mr. Buckey served as Chief Financial Officer of the Hilltop Companies, a contract laboratory research firm, and as a senior manager with Ernst & Young's Great Lakes Consulting Group. While at Ernst & Young, he served as acting Chief Financial Officer of a start-up laser surgery management company which was the predecessor of LCA-Vision. He joined LCA-Vision in March 2000 as its Vice President, Finance and became Executive Vice President in January 2001. Mr. Buckey is a graduate of Miami University and holds an MBA from the Wharton School, University of Pennsylvania. He is a Certified Public Accountant.

During 2006, Mr. Craig P.R. Joffe served as a director and as Chief Operating Officer, General Counsel and Secretary of the Company. He also served as the Company's Interim Chief Executive Officer from March 1, 2006 through November 1, 2006. Mr. Joffe resigned from the Board of Directors effective March 22, 2007. In addition, Mr. Joffe terminated his employment with the Company effective March 30, 2007. Mr. Joffe had served the Company as an executive officer since 2003. He had been a member of the Board since 2004.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The undersigned members of the Compensation Committee of the Board of Directors of LCA-Vision Inc. during 2006 and currently have furnished the following report for inclusion in this Proxy Statement.

The Committee has reviewed and discussed the Compensation Discussion and Analysis presented below with the Company's management. Based upon that review and those discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for the Company's 2007 Annual Meeting of Stockholders.

William F. Bahl (Chair)
Thomas G. Cody
John H. Gutfreund
John C. Hassan
E. Anthony Woods

COMPENSATION DISCUSSION AND ANALYSIS

The Company's compensation programs are designed to provide its executive officers with market-competitive salaries and the opportunity to earn incentive compensation related to performance expectations identified by the Compensation Committee or the Board. The objectives of the Company's executive compensation program as developed by the Compensation Committee are to:

- Provide a direct link between executive officer compensation and the interests of the Company's stockholders by making a significant portion of executive officer compensation dependent upon the financial performance of the Company.
- Support the achievement of the Company's annual and long-term goals and objectives as determined annually by the Committee or the Board.
- Provide opportunities for equity ownership based on competitive levels, corporate/segment performance, share price performance and share dilution considerations.
- Provide compensation plans and arrangements that encourage the retention of better-performing executives.

To help assess the level of executive compensation relative to comparable companies, the Compensation Committee has utilized the services of professional compensation consultants. The consultants prepared an analysis of 41 companies representing direct competitors, medical technology companies with similar market capitalization and high growth retail and technology companies.

Components and Philosophy of Executive Compensation

The compensation of executive officers of the Company includes (i) base salary, (ii) annual incentive cash bonuses, and (iii) long-term equity incentive compensation. Cash bonuses and long-term equity incentives (collectively, "Incentive Compensation") represent a significant portion of an executive officer's potential annual compensation. In general, the proportion of an executive officer's compensation that is Incentive Compensation increases with the level of responsibility of the officer. The Compensation Committee allocates a portion of total maximum compensation to each of these elements of compensation as set forth under the Annual Incentive Bonuses (Non-Equity Compensation) and Long-Term Equity Incentive Grants portions of this Proxy Statement. These allocations are intended to provide an appropriate salary to the Company's executive officers while making the greater part of their compensation contingent on, and tied to, the Company's performance. The allocation to annual incentive cash bonuses is intended to encourage and reward short-term success. The allocation to equity incentive compensation, in addition to encouraging and rewarding success over the performance period, ties the executive's interest to the long-term success of the Company by giving the executive an equity interest in the Company.

The compensation program is designed to further the current strategic goals of the Company which are to increase stockholder value by focusing on increasing pre-tax income through increases in revenue coupled with operating efficiencies. Executive officers also receive various benefits generally available to all employees of the Company, such as a 401(k) plan and medical plans.

The Compensation Committee seeks to set total compensation for the Company's executive officers at levels that are competitive with that paid to executives with similar levels of responsibilities at similarly-sized corporations that are deemed comparable to the Company. For 2006 and future years, the Compensation Committee's goal is to provide total compensation, assuming maximum performance targets for Incentive Compensation are met, that approaches the 75th percentile of total compensation at such comparable companies.

In setting annual and long-term Incentive Compensation goals and performance levels, the Committee intends to provide the executives a challenging yet reasonable opportunity to reach the threshold amount, while requiring substantial growth to reach the maximum level.

Base Salaries

The Compensation Committee seeks to set base salaries for the Company's executive officers at levels that are competitive with median levels for executives with similar roles and responsibilities at similar-sized companies. The Committee has established a target range of 80% to 120% of median level. In setting annual salaries for individuals, the Compensation Committee first considers the compensation paid for similar positions at similar-sized companies and the executive's experience, level and scope of responsibility as a benchmark forecast. It then considers individual performance of the executive measured against expectations in developing its salary increase recommendations. The base salaries of the Company's executive officers, Steven C. Straus and Alan H. Buckey, have been set at $350,000 and $280,000, respectively, for 2007.

Annual Incentive Bonuses (Non-Equity Incentive Compensation)

The Company's Executive Cash Bonus Plan establishes performance criteria for the payment of annual bonuses to the Company's executive officers and such other additional employees as may be selected by the Compensation Committee from time to time. Bonus amounts are calculated as a percent of base salary at the end of the year based upon the extent to which threshold, target and maximum performance goals set annually by the Committee are achieved. The 2006 performance measure was pre-tax income. Based upon 2006 performance, Mr. Joffe and Mr. Buckey were paid bonuses of $128,475 and $115,627, respectively.

Bonus levels for achieving the threshold, target and maximum performance for 2007 are 75%, 100% and 125% of base salary, respectively, for Mr. Straus, with linear interpolation between those percentages. These levels were established in accordance with Mr. Straus' employment agreement, which is described below. For Mr. Buckey, the bonus levels for achieving threshold, target and maximum performance are 20%, 40% and 60% of base salary, respectively. The 2007 performance measure is pre-tax income. The Committee may select one or more additional or different objective performance measures in the future.

Long-Term Equity Incentive Grants

The Company's stock incentive plans authorize the Compensation Committee to award stock options and restricted stock to executive officers and other key employees. Stock incentive grants are designed to align the long-term interests of the Company's key employees with those of its stockholders by enabling key employees to develop and maintain significant long-term equity ownership positions. Prior to 2006, grants were made in the form of stock options. Primarily as a result of the financial implications associated with the change in accounting treatment of stock options under FAS 123(R), all equity incentive grants in 2006 were made in the form of restricted stock awards.

The number of stock incentives granted to an executive officer is a function of the executive's level of responsibility. Variance among these numbers is based upon the Compensation Committee's reasoned expectation of the executive's future contribution to the Company.

In early 2006, the Compensation Committee initiated a long-term equity incentive program under which a performance measure for the year is established, performance goals are set and threshold, target and maximum Performance Share Award opportunities are made to the Company's executive officers at the beginning of each year. Shares of restricted stock then are issued to the executives early in the following year to the extent that the performance goals have been achieved. The restricted shares earned may not be sold by the holder until the third anniversary of the date on which the Performance Share Award was granted and will be forfeited if the holder's employment with the Company terminates before that date for any reason other than death or disability. The restricted shares have voting and dividend rights during the restricted period.

The performance measure for 2006 was pre-tax income. Mr. Joffe and Mr. Buckey each earned 8,565 restricted shares based upon 2006 performance. Mr. Buckey's shares will vest on March 2, 2009. Mr. Joffe's shares were forfeited upon his termination of employment. Mr. Hassey's award opportunity was forfeited when his employment terminated in October 2006.

On February 28, 2007, the Compensation Committee established the terms for the 2007 program. The 2007 performance measure is pre-tax income. Mr. Buckey has threshold, target and maximum award opportunities of 4,000, 8,000 and 12,000 shares. Mr. Straus has threshold, target and maximum amounts, which were provided for in his November 2006 employment agreement, of 6,275, 9,365 and 12,455 shares, respectively. Mr. Straus did not receive an additional Performance Share Award in February 2007.

The Committee also makes time-based Restricted Share Unit awards from time to time. Each of Mr. Craig P. R. Joffe and Mr. Straus received such an award in 2006, as further described below under "Basis for Chief Executive Compensation." No dividends are paid on, and no voting rights attach to, these units prior to vesting. Upon vesting, unrestricted shares are issued.

Basis for Chief Executive Compensation

Stephen N. Joffe stepped down as Chief Executive Officer as of March 1, 2006. Dr. Joffe received an annual salary of $600,000, payable according to normal Company procedures, for his services until March 15, 2006. Dr. Joffe also received an immediate one-time payment of $1,000,000 for his services to the Company for 2006. Dr. Joffe was not eligible for any cash bonus, options, restricted stock or other payments except as described above.

Effective as of March 1, 2006, Craig P. R. Joffe was appointed Interim Chief Executive Officer. Mr. Craig P. R. Joffe's compensation for 2006 was set on the basis described above for the Company's other executive officers, except that on March 2, 2006 he received a time-based Restricted Share Unit award of 2,000 shares that vested in one-third increments over a three-year period. Two-thirds of these shares were forfeited upon Mr. Joffe's termination of employment.

Effective November 2, 2006, Steven C. Straus was appointed Chief Executive Officer. Mr. Straus has an employment agreement with the Company dated November 1, 2006. The agreement was designed by the Compensation Committee in accordance with the principles described above under "Components and Philosophy of Executive Compensation." The principal terms of the agreement are as follows:

- Annualized salary of $350,000, subject to increase by the Compensation Committee.

- Participation in the Company's Executive Cash Bonus Plan with a cash bonus target equal to 100% of his annual base salary, beginning January 1, 2007. The threshold bonus will be 75% of his annual base salary and the maximum bonus will be 125% of his annual base salary. The target, threshold and maximum bonus goals were established by the Compensation Committee on February 28, 2007.

- Participation in the Company's 2006 Stock Incentive Plan. Mr. Straus received time-based Restricted Share Units for 4,682 shares based upon the fair market value on the date of his employment and a Performance Share Award for 9,365 shares. Performance Shares will be earned at threshold (67%), target (100%) and maximum (133%) levels based on Company performance metrics for 2007 determined by the Compensation Committee in the same manner as described above. Performance Shares earned for 2007 will be issued in early 2008. Both Mr. Straus' Restricted Share Units and any Performance Shares earned for 2007 will vest on November 2, 2009, the third anniversary of his date of employment.
- Application of the Company's standard Confidentiality Agreement, which provides that for a period of one year after termination of his employment with the Company, he will not render services, directly or indirectly, to any competing organization or solicit employees of the Company to join any competing organization.

The agreement has a one year term that will be automatically renewed for successive one year periods, unless either the Company or Mr. Straus provides written notice to the other party not to so renew at least 120 days prior to the anniversary date.

Potential Post-Employment Payments

Under the terms of Mr. Straus' employment agreement, in the event the Company terminates Mr. Straus' employment without Cause or he terminates his employment for Good Reason (as each is defined in the agreement), or his employment terminates upon the expiration of any one-year employment term as a result of a Company notice to him of non-renewal of the employment term, or his employment terminates due to death or disability, he will be entitled to the following severance and benefits in addition to any then-accrued and unpaid compensation and benefits from the Company: (i) continuation of base salary, payable monthly, for 12 months following termination, (ii) continuation of health, dental and vision benefits for 12 months with premiums charged to him at active employee rates, (iii) in the case of any such termination occurring after the sixth complete month of the fiscal year of termination, a bonus under the Executive Cash Bonus Plan for the year of termination in an amount based on actual performance for the year (provided all subjective individual performance measures will be deemed satisfied), pro-rated for the fraction of the year during which he was employed, and payable when annual bonuses are paid to other senior executives, (iv) all of his time-based Restricted Share Units will vest in full and all of his Performance Share Awards will vest pro rata (and be treated as having been earned at a target level of performance if the performance period is not then completed) based on the ratio of the number of days employed from the date of grant to the number of days constituting the vesting period. In the event of a Change of Control (as defined under the 2006 Stock Incentive Plan), all of his time-based Restricted Share Units will vest in full and all of his Performance Share Awards will be treated as earned at target (if the performance period is not then completed) and will vest in full. All of the foregoing payments are subject to downward adjustment to avoid the application of certain excise taxes.

Accounting and Tax Treatments of Executive Compensation

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code prohibits the Company from taking an income tax deduction for any compensation in excess of $1 million per year paid to its Chief Executive Officer or any of its other four most-highly compensated executive officers, unless the compensation qualifies as "performance-based" pay under a plan approved by stockholders. The Company's long-term stock incentive plans were approved by stockholders, and are intended to qualify as performance-based compensation and be fully deductible by the Company. The Company's annual cash bonus plan has not been approved by stockholders and does not so qualify.

Deferred Compensation. The American Jobs Creation Act of 2004 changed the tax rules applicable to nonqualified deferred compensation arrangements. The regulations implementing this statute were issued in mid-April 2007. The Company has taken steps to assure good faith compliance with the law and is in the process of harmonizing its Deferred Compensation Plan, as well as other plans and arrangements that may be impacted, with the final regulations.

Stock-Based Compensation Accounting. On January 1, 2006, the Company adopted SFAS 123(R), which resulted in recognition of stock-based awards granted on or after that date as stock-based compensation expense over the period from the grant date to the date the employee is no longer required to provide service to earn the award, which could be immediately in the case of retirement-eligible employees. The Compensation Committee considers the accounting treatment in its decisions to make stock-based awards and specifically option grants.

Review of Past Awards

When evaluating the current year compensation awards, the Compensation Committee reviews awards made in prior years in addition to benchmark data from comparable companies.

Adjustment or Recovery of Awards

Under the 2006 Stock Incentive Plan, if at any time within one year after the date on which a participant exercised an option or on which Restricted Stock vests, the Committee determines in its discretion that the Company or a Subsidiary has been materially harmed by the participant, then any gain realized by the participant shall be paid by the participant to the Company upon notice from the Company.

Timing of Grants

The Company has not timed, and does not intend to time, its release of material non-public information for the purpose of affecting the value of executive compensation. The current policy of the Compensation Committee is that, in the future, grants of options or restricted stock for all employees, including executive officers, will be approved during, or pre-approved with an effective grant date during, a trading "window period," which the Company defines as a period beginning on the third day following release of its quarterly financial results and ending 15 days before the end of the next fiscal quarter. If the Company is in possession of material non-public information at the time of any proposed grant, action may be deferred until the information has been made public. Restricted stock grants to newly appointed or newly promoted executive officers will be effective on the date approved by the Compensation Committee (or, if later, the first day of employment).

In the past, the Company did not have a formalized practice for the timing of equity-based awards. The timing of equity awards was dependent on the schedule of Compensation Committee meetings, the ability to complete all recommendations for awards and other factors, such as the Committee's need to obtain additional comparative data prior to their approval of awards.

Stock Ownership Guidelines for Executive Officers

It is the intention of the Company that the interests of the named executives be aligned with those of the stockholders. Therefore, ownership of the Company's common stock having value of at least $120,000 is encouraged through stock ownership guidelines adopted by the Board.

The value of the following holdings by participants counts toward the ownership guidelines:

- Vested and unvested restricted stock;
- The value of exercisable "in-the-money" employee stock options (fair market value less exercise price); and
- Any other shares of common stock beneficially held by the participant.

EXECUTIVE COMPENSATION

Summary

The following table summarizes the compensation of our Principal Executive Officer and Principal Financial Officer and of each of our other executive officers during 2006 for services rendered to the Company in all capacities (the "named executives"). Stephen N. Joffe stepped down as Chief Executive Officer effective March 1, 2006 and Craig P. R. Joffe was appointed Interim Chief Executive Officer the same date. Steven S. Straus was named Chief Executive Officer on November 2, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[5][6]	Option Awards ($)[7]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Steven C. Straus Principal Executive Officer	2006	$ 70,833[1]	$ 8,612	$ 0	$ 0	$ 0	$ 79,445
Alan H. Buckey Principal Financial Officer	2006	$ 270,000	$102,096	$216,727	$115,627	$1,000	$ 705,450
Craig P. R. Joffe Former Chief Operating Officer, General Counsel, and Secretary	2006	$ 300,000[2]	$125,642	$209,368	$128,475	$ 0	$ 763,485
Dr. Stephen N. Joffe Former Chairman and Chief Executive Officer	2006	$1,125,000[3]	$ 0	$ 0	$ 0	$1,000	$1,126,000
Kevin M. Hassey Former President	2006	$ 203,110[4]	$ 0	$118,901	$ 0	$ 0	$ 322,011

(1) Mr. Straus began employment with the Company on November 2, 2006.

(2) Mr. Craig P.R. Joffe terminated his employment with the Company effective March 30, 2007.

(3) Dr. Stephen Joffe terminated his employment with the Company effective March 15, 2006.

(4) Mr. Hassey terminated his employment with the Company effective October 6, 2006.

(5) Represents expense recognized in 2006 in accordance with FAS 123(R). No stock awards were granted in prior years. The fair value of stock awards made in 2006 was determined by the closing market value of the common stock on the date of grant.

(6) The Long-Term Equity Incentive Grants section under Compensation Discussion and Analysis describes the equity awards granted to the named executives in 2006.

(7) Represents expense recognized in 2006 in accordance with FAS 123(R) for stock options issued prior to January 1, 2006 but not vested by January 1, 2006. No stock options were granted in 2006. For the detail of outstanding stock options for the named executives, please refer to the "Outstanding Equity Awards at Fiscal 2006 Year End" table. The fair value of each stock option is estimated on the date of the grant using a Black-Scholes option pricing model that uses assumptions noted in the following table. Expected volatility is based on a blend of implied and historical volatility of our common stock. We use historical data on exercises of stock options and other factors to estimate the expected term of the share-based payments granted. The risk-free rate is based on the U.S. Treasury yield curve in effect at the date of grant. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The fair value of each common stock option granted during 2005, 2004 and 2003 was estimated using the following weighted-average assumptions:

	2005	2004	2003
Dividend yield	1.0 - 1.2%	1.2%	0%
Expected volatility	77 - 93%	52 - 91%	89 - 97%
Risk-free interest rate	3.28 - 4.33%	1.52 - 3.48%	1.44 - 3.21%
Expected lives (in years)	2 - 5	2 - 5	2 - 5

Plan-Based Compensation

The following table summarizes the grants of cash or equity-based compensation to the named executives in 2006.

2006 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Steven C. Straus	11/2/2006	$262,500	$350,000	$437,500	—	—	—	4,682	$160,000
	11/2/2006	—	—	—	6,275	9,365	12,455	—	$320,000
Alan H. Buckey	3/2/2006	$ 54,000	$108,000	$162,000	4,000	8,000	12,000	—	$339,760
Craig P.R. Joffe[1]	3/2/2006	$ 60,000	$120,000	$180,000	4,000	8,000	12,000	—	$339,760
	3/2/2006	—	—	—	—	—	—	2,000	$ 84,940
Dr. Stephen N. Joffe	—	—	—	—	—	—	—	—	—
Kevin Hassey[1]	3/2/2006	$ 54,000	$108,000	$162,000	4,000	8,000	12,000	—	$339,760

(1) Mr. Hassey's and Mr. Craig P.R. Joffe's performance-based awards and two-thirds of Mr. Joffe's stock option award ultimately were forfeited due to their terminations of employment.

(2) Awards under the Company's Executive Cash Bonus Plan. See "Compensation Discussion and Analysis — Annual Incentive Bonus (Non-Equity Incentive Compensation)" for a discussion of this plan. Mr. Straus' award was established in his November 2, 2006 employment agreement but relates to Company performance during 2007.

(3) Awards under the Company's 2006 Stock Incentive Plan. See "Compensation Discussion and Analysis — Long-Term Equity Incentive Grants" for a discussion of awards under this plan.

The following table details information on outstanding equity-based compensation awards for the named executives as of December 31, 2006.

Outstanding Equity Awards at Fiscal 2006 Year-End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Steven C. Straus	—	—	—			4,682[1]	$160,874	9,365	$321,781
Alan H. Buckey	7,650	—	—	$ 5.92	6/27/2013	8,565[2]	$294,293	—	—
	15,000	—		$ 12.19	12/9/2013				
	21,001	31,500[3]		$ 16.60	9/10/2014				
	15,000	22,500[4]		$ 16.57	9/10/2014				
	58,651	54,000							
Craig P. R. Joffe	37,500	—	—	$ 2.25	3/17/2013	2,000[5]	$ 68,720	—	—
	22,501	—		$ 12.19	12/9/2013	8,565[6]	$294,293		
	15,000	22,500[7]		$ 16.60	9/10/2014				
	15,000	22,500[8]		$ 16.57	9/10/2014				
	90,001	45,000							
Dr. Stephen N. Joffe	—	—	—			—	—	—	—
Kevin M. Hassey	—	—	—			—	—	—	—

Vesting Schedule

Name	Date				
Steven C. Straus		(1)			
	11/2/2009	4,682			
Alan H. Buckey		(2)	(3)	(4)	
	9/10/2007		10,500	7,500	
	9/10/2008		10,500	7,500	
	3/2/2009	8,565			
	9/10/2009		10,500	7,500	
		8,565	31,500	22,500	
Craig P. R. Joffe		(5)	(6)	(7)	(8)
	3/2/2007	667			
	9/10/2007			7,500	7,500
	3/2/2008	667			
	9/10/2008			7,500	7,500
	3/2/2009	666	8,565		
	9/10/2009			7,500	7,500
		2,000	8,565	22,500	22,500

The following table summarizes the value to the named executives of stock options exercised or restricted awards vested during 2006. The option award value realized on exercise was calculated by multiplying the number of shares purchased by the difference between the market price of the Company's common stock on the date of exercise and the exercise price.

2006 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Steven C. Straus	—	—	—	—
Alan H. Buckey	—	—	—	—
Craig P. R. Joffe	—	—	—	—
Dr. Stephen N. Joffe	—	—	—	—
Kevin M. Hassey	73,500	$2,139,480	—	—

The Company offers a non-qualified deferred compensation plan. Eligible participants include all surgeons, whether employees or independent contractors of LCA-Vision or employees or independent contractors of Professional Corporations that are affiliated with LCA-Vision. Eligible participants also include other employees of LCA-Vision with annual base compensation for such year equal to or exceeding $120,000. The Company has not provided any match to the participant deferral. The following table summarizes deferred compensation information for the named executives.

2006 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Steven C. Straus	—	—	—	—	—
Alan H. Buckey	—	—	—	—	—
Craig P. R. Joffe	—	—	—	—	—
Dr. Stephen N. Joffe	—	—	—	—	—
Kevin M. Hassey	—	—	$4,733	—	$50,924

Since the Company provides no match to participant deferrals, none of the aggregate earnings were reported as compensation for 2006 in the Summary Compensation Table.

Potential Post-Employment Payments

If Mr. Steven C. Straus' employment had terminated at December 31, 2006, under the terms of his employment agreement, he would have been entitled to the post-employment payments and benefits set forth below. For additional information, see "Compensation Discussion and Analysis — Potential Post-Employment Payments."

	Voluntary Termination		Termination Upon Disability or Death	Involuntary Termination		Change in Control
	Good Reason	Other		For Cause	Without Cause/ Expiration[5]	
Executive Benefits and Payments Upon Termination						
Compensation						
Severance[1]	$350,000	—	$350,000	—	$350,000	—
Non-equity Incentive Plan Payments[2]	—	—	—	—	—	—
Time-Based Restricted Stock[3]	$160,874	—	$160,874	—	$160,874	$160,874
Performance-Based Restricted Stock[4]	$ 17,632	—	$ 17,632	—	$ 17,632	$321,781
Benefits and Perquisites						
Health and Welfare Benefits Continuation	$ 8,617	—	$ 8,617	—	$ 8,617	—
Total compensation	$537,123	—	$537,123	—	$537,123	$482,655

[1] For purposes of this analysis, we used Mr. Straus' base salary at December 31, 2006 of $350,000.

[2] Mr. Straus did not have a non-equity incentive plan bonus opportunity for 2006.

[3] As of December 31, 2006 Mr. Straus had 4,682 time-based restricted share units that had not yet vested.

[4] As of December 31, 2006 Mr. Straus had 9,365 performance-based restricted share units at target level of performance that had not yet been earned or vested.

[5] Expiration refers to termination of employment upon the expiration of any one-year term of Mr. Straus' employment agreement as a result of the Company notifying him of a non-renewal.

Director Compensation

During the first half of 2006, our non-employee directors were paid cash fees of $5,000 per calendar quarter plus reimbursement of related out-of-pocket expenses. In addition, directors received Restricted Share Units under the 2006 Stock Incentive Plan. The non-employee directors do not receive any perquisites.

Beginning in June 2006, and currently, non-employee directors receive an annual fee of $40,000, paid one-half in cash and one-half in shares of unrestricted common stock. Payments are made quarterly in arrears, pro-rated from the time that an individual first becomes a director. In addition, in June 2006 each non-employee director received a Restricted Share Unit award having a value of $75,000. These Units were issued at the close of business on the date of the Company's 2006 annual meeting of stockholders and pro-rated based upon the date upon which an individual first became a director. The Restricted Share Units will vest over a two-year period, at the rate of 50% a year on the anniversary date of award, contingent on the individual remaining a non-employee director on those dates. The Nominating and Governance Committee expects to recommend a similar grant of Restricted Share Units for 2007, but has not yet determined the value of this grant. The chairman of the Audit Committee of the Board of Directors receives an annual cash payment of $10,000 and the Chairs of the Compensation Committee and Nominating and Governance Committee receive an annual cash payment of $5,000 each, payable quarterly. Finally, upon first becoming a non-employee director, an individual receives a grant of 1,000 shares of Restricted Share Units which vests over a two-year period. In addition to the compensation to non-employee directors listed above, Mr. E. Anthony Woods for his board service as non-executive Chairman of the Board receives an annualized fee of $225,000,

$100,000 paid in cash and $125,000 paid on a quarterly basis in unrestricted shares of common stock. In December 2006, the Compensation Committee awarded Mr. Woods additional compensation of $240,000 in consideration of the services provided by him as Chairman of the Board of Directors to the Company during the period from March 15 to December 15, 2006.

During 2006, the Board of Directors adopted a policy requiring each non-employee member of the Board of Directors to own beneficially shares of Common Stock of the Company equal to three times such annual director's fee, or approximately $120,000; this ownership is to be achieved by the second anniversary of an individual's election or appointment as a director of the Company. The value of the following holdings counts towards the ownership guidelines: vested and unvested restricted stock; the value of exercisable "in-the-money" stock option (fair market value) less exercise price; any other shares of beneficially owned common stock.

Steven C. Straus and Craig P. R. Joffe, who was a director during 2006, did not receive any additional compensation for serving on the Board.

The following table summarizes the compensation paid to directors of the Company during 2006.

2006 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][4]	Option Awards ($)[3][4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
E. Anthony Woods............ Chairman of the Board	$339,167	$134,285	$ 69,658	—	—	$543,110
William F. Bahl..............	$ 22,750	$ 35,722	$259,814	—	—	$318,286
Thomas G. Cody	$ 22,750	$ 35,722	$259,814	—	—	$318,286
John H. Gutfreund	$ 20,000	$ 35,722	$ 59,754	—	—	$115,476
John C. Hassan	$ 25,500	$ 35,722	$ 59,754	—	—	$120,976
David Whiting, M.D.[5]	—	$ 36,781	$ 44,171	—	$120,000[6]	$200,952

[1] Mr. Woods generally receives compensation of $100,000 in cash and $125,000 in shares for his services as non-executive Chairman of the Board. As described above, he received an additional payment of $240,000 for such services during the period from March 15 to December 15, 2006.

[2] Represents equity compensation expense recorded in the 2006 financial statements in accordance with FAS 123(R) for stock awards made to the directors during 2006. No stock awards were granted in prior years.

[3] Represents equity compensation expense recorded in the 2006 financial statements in accordance with FAS 123(R) for stock options issued to directors prior to January 1, 2006 that had not vested by January 1, 2006. No stock options were granted in 2006. The fair value of each stock option is estimated on the date of the grant using a Black-Scholes option pricing model that uses assumptions noted in the following table. Expected volatility is based on a blend of implied and historical volatility of our common stock. We use historical data on the exercises of stock options and other factors to estimate the expected term of the share-based payments granted. The risk free rate is based on the U.S. Treasury yield curve in effect at the date of grant. The expected life of the option is based on historical data and is not necessarily indicative of exercise patterns that may occur.

The fair value of each common stock option granted during 2005, 2004 and 2003 was estimated using the following weighted-average assumptions:

	2005	2004	2003
Dividend yield	1.0 - 1.2%	1.20%	0%
Expected volatility	77 - 93%	52 - 91%	89 - 97%
Risk-free interest rate	3.28 - 4.33%	1.52 - 3.48%	1.44 - 3.21%
Expected lives (in years)	2 - 5	2 - 5	2 - 5

[4] The grant date of fair value as measured by FAS 123(R) for awards made to directors in 2006 are as follows:

	March 2, 2006	June 12, 2006	July 5, 2006	July 12, 2006	September 29, 2006	December 29, 2006	Total
E. Anthony Woods	$ —	$75,014	$36,471	$4,641	$36,229	$36,215	$188,570
William F. Bahl	—	75,014	5,012	—	4,999	4,982	90,007
Thomas G. Cody	—	75,014	5,012	—	4,999	4,982	90,007
John H. Gutfreund	—	75,014	5,012	—	4,999	4,982	90,007
John C. Hassan	—	75,014	5,012	—	4,999	4,982	90,007
David Whiting, M.D.	42,445	—	5,012	—	9,997	9,999	67,453

The aggregate number of stock awards and stock options outstanding at December 31, 2006 for directors was:

	Stock Awards	Options	Total
E. Anthony Woods	1,594	33,713	35,307
William F. Bahl	1,594	28,857	30,451
Thomas G. Cody	1,594	28,857	30,451
John H. Gutfreund	1,594	2,344	3,938
John C. Hassan	1,594	9,376	10,970
David W. Whiting, M.D.	1,000	15,025	16,025

[5] Dr. Whiting also is paid by Columbus Eye Associates, P.C., an Ohio Professional Corporation, for professional services rendered.

[6] Dr. Whiting is paid $10,000 monthly to serve as Medical Director for the Minnesota market.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and notes set forth certain information with respect to the beneficial ownership of our common stock, the Company's only voting security, as of June 15, 2007, by (1) each person who is known by us to be the beneficial owner of more than 5% of our outstanding common stock, (2) each current director and named executive, and (3) all current directors and executive officers as a group. The Company has no information concerning the current share ownership of its former executive officers.

SEC rules provide that shares of common stock which an individual or group has a right to acquire within 60 days of June 15, 2007 are deemed to be outstanding for purposes of computing the percentage ownership of that individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown on the table.

Name and Address of Beneficial Owner	Amount and Nature of Ownership[1]	Percent of Class
Barclays Global Investors, NA 45 Fremont Street, 17th Floor San Francisco, CA 94105	2,047,724[2]	10.2%
Lord Abbett & Co., LLC 90 Hudson Street, 11th Floor Jersey City, NJ 07302	1,706,467[3]	8.5%
Columbia Wanger Asset Management, L.P. 227 West Monroe Street, Suite 3000 Chicago, IL 60606	1,602,000[4]	8.0%
Tremblant Capital Group 767 Fifth Avenue New York, NY 10153	1,566,905[5]	7.8%
The Guardian Life Insurance Company of America Guardian Investor Services LLC RS Investment Management Co. RS Partners Fund	1,510,731[6]	7.5%
HWP Capital Partners II L.P. 300 Crescent Court, Suite 1700 Dallas, TX 75201	1,303,882[7]	6.5%
Ziff Asset Management L.P. 283 Greenwich Avenue Greenwich, CT 06830	1,252,930[8]	6.2%
E. Anthony Woods, Chairman of the Board	50,099[9]	*
Steven C. Straus, Chief Executive Officer	—	
William F. Bahl, Director	37,135[10]	*
Thomas G. Cody, Director	30,135[11]	*
John H. Gutfreund, Director	5,322[12]	*
John C. Hassan, Director	18,123[13]	*
David W. Whiting, M.D., Director	12,785[14]	*
Alan H. Buckey, Executive Vice President/Finance, CFO	131,014[15]	*
All current directors and executive officers as a group (8 persons)	284,613[16]	1.4%

* Less than 1%

(1) Except as otherwise noted, the persons named in the table have sole voting and dispositive powers with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2) This information is based on a Schedule 13G filed with the SEC on January 23, 2007, in which Barclays Global Investors, NA reported having sole voting power over 1,383,275 shares and sole dispositive power over 1,445,515 shares, Barclays Global Fund Advisors reported having sole voting and dispositive powers over 588,990 shares and Barclays Global Investors, Ltd reported having sole voting and dispositive powers over 13,219 shares. According to the filing, the reported shares are held in trust accounts for the economic benefit of the beneficiaries of those accounts.

(3) This information is based on a Schedule 13G/A filed with the SEC on February 14, 2007, in which Lord Abbett & Co. LLC reported having sole voting power over 1,436,866 shares and sole dispositive power over 1,706,467 shares.

(4) This information is based on a Schedule 13G filed with the SEC on January 12, 2007.

(5) This information is based on a Schedule 13G/A filed with the SEC on February 14, 2007.

(6) This information is based on a Schedule 13G filed with the SEC on February 9, 2007, in which The Guardian Life Insurance Company of America, Guardian Investor Services LLC and RS Investment Management Co. LLC each reported having shared voting and dispositive powers over 1,510,731 shares.

(7) This information is based on a Schedule 13G filed with the SEC on December 22, 2006.

(8) This information is based on a Schedule 13G/A filed with the SEC on February 12, 2007, in which the filers reported having shared voting and dispositive powers over the shares.

(9) Includes for Mr. Woods 33,713 shares issuable upon the exercise of certain unexercised stock options.

(10) Includes for Mr. Bahl 28,857 shares issuable upon the exercise of certain unexercised stock options.

(11) Includes for Mr. Cody 28,857 shares issuable upon the exercise of certain unexercised stock options.

(12) Of the shares owned by Mr. Gutfreund, 2,978 are held in a margin account.

(13) Includes for Mr. Hassan 9,376 shares issuable upon the exercise of certain unexercised stock options. Of the shares owned by Mr. Hassan, 7,950 are held in a margin account.

(14) Includes for Dr. Whiting 11,691 shares issuable upon the exercise of certain unexercised stock options.

(15) Includes for Mr. Buckey 58,651 shares issuable upon the exercise of certain unexercised stock options.

(16) Includes 173,489 shares issuable upon the exercise of certain unexercisable stock options held by such persons.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors desires to obtain from the stockholders an indication of their approval or disapproval of the Board's action in appointing Ernst & Young LLP, independent registered public accountants to audit the Company's financial statements for the year 2007. Ernst & Young has served as independent auditors of the Company since 2001.

In the event the resolution is defeated, the adverse vote will be considered a direction to the Board of Directors to select other auditors for the following year. However, because of the difficulty and expense of making any substitution of auditors so long after the beginning of the current year, it is contemplated that the appointment for the year 2007 will be permitted to stand unless the Board finds other good reasons for making a change. Representatives of Ernst & Young will be in attendance at the meeting, with the opportunity to make a statement if they desire, and will be available to respond to appropriate questions.

Information on fees billed by Ernst & Young for services during 2006 and 2005 is provided below.

Audit Fees. For professional services rendered for the audit of the Company's fiscal year 2006 and 2005 financial statements and the review of the consolidated financial statements included in the Company's fiscal year 2006 and 2005 Forms 10-Q, Ernst & Young billed the Company a total of approximately $447,544 and $327,000, respectively. Audit services provided by Ernst & Young included an audit of the Company's captive insurance company.

Tax Fees. The Company did not use Ernst & Young for any tax compliance services in 2006. The aggregate fees billed by Ernst & Young for professional services rendered for tax compliance services in 2005 were approximately $5,600.

All Other Fees. Ernst & Young did not perform any services for the Company in 2006 or 2005 other than the audit and tax services described above.

The Company's Audit Committee approved the services provided and the fees charged by Ernst & Young described above.

Required Vote

The affirmative vote of the holders of a majority of the shares of Common Stock of the Company represented, in person or by proxy, and entitled to vote at the Annual Meeting is required to ratify the appointment of Ernst & Young.

The Board of Directors of the Company recommends a vote FOR ratification of the appointment of Ernst & Young LLP.

CERTAIN TRANSACTIONS

During 2006 and through the record date for the Annual Meeting, there were no transactions or series of transactions involving the Company and any of its executive officers, directors, holders of more than 5% of LCA-Vision common stock or any immediate family member of any of the foregoing persons that are required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Any situation that might be construed as disqualifying a director as "independent" will be brought to the attention of the Nominating and Governance Committee which will make a recommendation to the Board regarding the director's continued service on Board Committees.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's equity securities, to file reports of security ownership and changes in that ownership with the SEC. Officers, directors and greater than ten-percent beneficial owners also are required to furnish the Company with copies of all Section 16(a) forms they file. Based upon a review of copies of these forms, the Company believes that all Section 16(a) filing requirements were complied with on a timely basis during and for 2006, except for the following filings, which were made after their due dates. Form 4s for Messrs. Bahl, Cody, Gutfreund, Hassan, Whiting and Woods reporting the automatic payment in stock of a portion of their director compensation for the quarter ended September 30, 2006; a Form 4 for Mr. Craig P. R. Joffe upon a grant of restricted stock on March 2, 2006; Form 4s for Messrs. Joffe and Whiting for the withholding of shares to pay taxes on the partial vesting of restricted stock awards on March 2, 2007; and a Form 5 for Mr. Gutfreund to report a gift made during 2006.

STOCKHOLDER COMMUNICATIONS

The Board of Directors has established a process for stockholders to communicate with members of the Board. A stockholder should direct his or her communication in writing to the attention of the Company's General Counsel at the address shown on the cover of this Proxy Statement. The General Counsel will forward the communication to the members of the Board of Directors unless he determines that the communication is frivolous or has not been made by the stockholder in good faith.

2008 ANNUAL MEETING OF STOCKHOLDERS

In order for any stockholder proposal to be eligible for inclusion in our Proxy Statement and on our proxy card for the 2008 Annual Meeting of Stockholders, it must be received by the Company's Secretary at the address shown on the cover of this Proxy Statement prior to the close of business on December 14, 2007. Any proposal received after such date will be considered untimely. The proxy card we distribute for the 2008 Annual Meeting may include discretionary authority to vote on any matter that is presented to stockholders at that meeting (other than by management) if we do not receive notice of the matter at the above address prior to the close of business on March 14, 2008.

OTHER MATTERS

We do not know of any other business to be presented at the Annual Meeting and do not intend to bring other matters before the meeting. However, if other matters properly come before the meeting, we intend that the persons named in the accompanying proxy will vote on those matters according to their best judgment in the interests of LCA-Vision.

A copy of the Company's annual report on Form 10-K/A accompanies this Proxy Statement. You may obtain without charge the exhibits to the Form 10-K/A by writing to the Secretary of the Company at the Company's address shown on the cover page of this Proxy Statement or calling 513-792-5629. The exhibits also are available on the website of the Securities and Exchange Commission at *www.sec.gov* and, with the Form 10-K/A, on the Company's websites at *www.lasikplus.com* and *www.lca-vision.com.*

By Order of the Board of Directors

Steven C. Straus
Chief Executive Officer

Performance Graph

LCA

VISION

Comparison of Five Year Cumulative Total Return



2600
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
■ 1524.7
▲ 228.0
♦ 123.5

LEGEND

		12/31/01	12/31/02	12/31/03	12/31/04	12/30/05	12/29/06
———	■ LCA-Vision	100.00	64.8	601.4	1003.5	2054.4	1524.7
———	♦ S&P 500 Stocks	100.00	76.6	96.9	105.6	108.7	123.5
———	▲ Nasdaq Health Services Stock (SIC 80)	100.00	88.1	131.7	166.0	228.3	228.0

Notes:

A. The lines represent monthly levels derived from compound daily returns that include all dividends.
B. The indexes are re-weighted daily using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding day was used.
D. The index level for all series was set to $100.00 on 12/31/2001.

The graph and table summarize the cumulative return on $100 invested in our common stock since December 31, 2001, compared to the S&P 500 Stock Index and the NASDAQ Health Services Stocks Index and assumes reinvestment of all dividends. The data for this comparison was prepared by the Center for Research in Security Prices at the University of Chicago.


LasikPlus
Lasik Plus
VISION CENTER
LasikPlus
LasikPlus


VISION
LasikPlus



LCA VISION

7840 Montgomery Road
Cincinnati, Ohio 45236

Telephone: 513.792.9292
Facsimile: 513.792.5620

www.lca-vision.com
www.lasikplus.com

END